Form 10-K405, Exhibit 13
period 1999-12-31
TELEMUNDO HOLDING INC
filed 2000-03-30
CIK 1069901

EXHIBIT 13.1

                  COMPANY'S 1999 ANNUAL REPORT TO STOCKHOLDERS

TELEMUNDO HOLDINGS, INC. AND SUBSIDIARIES

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

(IN THOUSANDS)

                                         COMPANY (A)                                 PREDECESSOR (B)
                                  ------------------------      ------------------------------------------------------
                                                  AUGUST 13      JANUARY 1
                                   YEAR ENDED        TO            TO                   YEAR ENDED DECEMBER 31,
                                  DECEMBER 31,   DECEMBER 31,    AUGUST 12,    ---------------------------------------
                                     1999           1998          1998            1997          1996           1995
                                  ---------      ---------      ---------      ---------      ---------      ---------
STATEMENT OF OPERATIONS DATA:
Net revenue ...................   $ 165,534      $  68,667      $ 124,671      $ 197,588      $ 202,713      $ 169,148
Operating income ..............      20,377         17,075          3,595         16,121         29,306         14,275
Merger related expenses .......        --             --           (5,506)        (1,707)          --             --
Interest expense--net .........     (36,447)       (14,618)       (13,067)       (20,849)       (18,920)       (14,489)
Minority interest .............      (1,475)          (606)        (1,898)        (2,808)        (2,125)            --
Income (loss) before
  extraordinary item ..........     (13,551)           472        (19,989)       (13,444)        (1,179)       (10,088)
Extraordinary item--
  extinguishment of debt ......        --             --             --             --          (17,243)          --
Net income (loss) .............     (13,551)           472        (19,989)       (13,444)       (18,422)       (10,088)

Dividends declared on common
    shares ....................        --             --             --             --             --             --

BALANCE SHEET DATA
  (AT END OF PERIOD):
                                         COMPANY (A)                                        PREDECESSOR (B)
                                  ------------------------                     ---------------------------------------
Working capital ................  $   6,862      $  15,619                     $  44,177      $  44,769       $ 35,541
Broadcast licenses and
  other intangible assets, net..    621,585        650,907                       128,366        132,831         90,200
Total assets ...................    746,886        771,398                       290,086        295,560        224,459
Long-term debt, less current
   portion .....................    396,962        398,889                       189,081        179,695        108,032
Common stockholders'
  equity .......................    200,934        214,485                        29,909         42,893         60,251

(a)  Historical financial data for Telemundo Holdings, Inc. ("Holdings") has not been provided for periods prior to August 13, 1998 as Holdings did not have any operations or account balances prior to the Merger (as defined).

(b)  On August 12, 1998 TLMD Acquisition Co., a wholly-owned subsidiary of Holdings, acquired all the equity interests of Telemundo Group, Inc. ("Telemundo") and was merged with and into Telemundo, whereby Telemundo became a wholly-owned subsidiary of Holdings (the "Merger"). The purchase method of accounting was used to record assets acquired and liabilities assumed. As a result of the Merger and related transactions, the accompanying financial statements of the Predecessor
     (for purposes of the financial statements and related notes, the term "Predecessor" refers to
     Telemundo for periods prior to August 13, 1998) and the Company are not comparable in all material respects and are separated by a line, since the financial statements report financial position, results of operations, and cash flows of these two separate entities.

TELEMUNDO HOLDINGS, INC. AND SUBSIDIARIES

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF
OPERATIONS AND FINANCIAL CONDITION

--------------------------------------------------------------------------------

INTRODUCTION

Telemundo Holdings, Inc. ("Holdings", collectively with its subsidiaries, the "Company") is one of two national Spanish-language television broadcast companies currently operating in the United States. The Company owns and operates seven full-power UHF stations serving the seven largest Hispanic Market Areas in the United States--Los Angeles, New York, Miami, San Francisco, Chicago, Houston and San Antonio. Four of these markets are among the five largest general Market Areas in the United States ("Market Area" refers to Designated Market Area, a term developed by Nielsen Media Research, Inc. and used by the television industry to describe a geographically distinct television market). The Company also owns and operates the leading full-power television station and related production facilities in Puerto Rico and 16 domestic low-power television stations.

On August 12, 1998, TLMD Acquisition Co., a wholly-owned subsidiary of Holdings, acquired all the equity interests of Telemundo Group, Inc. ("Telemundo") and was merged with and into Telemundo, with Telemundo being the surviving corporation and becoming a wholly-owned subsidiary of Holdings (the "Merger"). Holdings is owned 50.1% by Station Partners, LLC, 24.95% by Sony Pictures Entertainment Inc. ("Sony Pictures") and 24.95% by Liberty Media Corporation ("Liberty") (collectively, the "Purchaser"). Station Partners, LLC is owned 68% by Apollo Investment Fund III, L.P. ("Apollo Investment") and 32% by Bastion Capital Fund, L.P. ("Bastion").

The Company's stations broadcast a wide variety of network programming, including telenovelas (soap operas), talk shows, movies, entertainment programs, national and international news, sporting events, children's programming, music, sitcoms and dramatic series. In addition, the Company's stations supplement network programming with local programming focused on local news and community events. Network programming is provided 24-hours a day to the Company's U.S. stations by Telemundo Network Group LLC (the "Network Company"), a company formed in connection with the Merger which is equally owned by a subsidiary of Sony Pictures and a subsidiary of Liberty. The Company's Puerto Rico station broadcasts a similar variety of programs, however a substantial amount of its programming is developed and produced or acquired directly by the station. Including the Company's stations, the Network Company currently serves 63 markets in the United States, including 44 of the 45 largest Hispanic markets, and reaches approximately 85% of all U.S. Hispanic households.

The Network Company entered into an affiliation agreement with the Company and related affiliation agreements with the Company's stations (collectively, the "Affiliation Agreement"), pursuant to which the Network Company provides network programming to the Company, and the Company and the Network Company pool and share advertising revenue pursuant to a revenue sharing arrangement. Pursuant to the Affiliation Agreement, the Company receives a formula-based share of pooled advertising revenue generated by the Company and the Network Company. The following revenue sources (collectively, the "Aggregate Net Advertising Receipts") are included in the pooled revenue: (i) 61% of the net advertising revenue received by the Network Company pursuant to the sale of network advertising and block time (time made available for paid programming) and (ii) 100% of the net advertising revenue received by the Company (excluding WKAQ in Puerto Rico) from the sale of local and national spot advertising time and local and national block time. The pooled revenue is shared between the Company and the Network Company, with the Company's share based on the following formula for the first year of the agreement: (i) 80% of the first $130 million of Aggregate Net Advertising Receipts; plus (ii) 55% of the incremental Aggregate Net Advertising Receipts above $130 million up to $230 million; plus (iii) 45% of the incremental Aggregate Net Advertising Receipts above $230 million. After the first year, the threshold levels (i.e., $130 million and $230 million) increase 3% annually.

TELEMUNDO HOLDINGS, INC. AND SUBSIDIARIES

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF
OPERATIONS AND FINANCIAL CONDITION (CONTINUED)

--------------------------------------------------------------------------------

The Company incurs non-network marketing/promotional expenditures, programming expenditures and capital expenditures for its stations. All network programming costs are borne by the Network Company. As part of the Affiliation Agreement, each of the Network Company and the Company agreed, subject to various conditions, to incur certain programming, marketing/promotional and capital expenditures in the future. These expenditures may be reduced or eliminated based on financial tests, which assume such expenditures produce positive financial results (i.e., incremental revenue). The Company can also elect to incur a portion of such expenditures in a subsequent year.

The following discussion and analysis of results of operations and financial condition should be read in conjunction with the Company's consolidated financial statements and related notes. Except for historical information contained herein, certain matters discussed are forward-looking disclosures that involve risks and uncertainties, including (without limitation) those risks associated with the effect of economic conditions; the Company's outstanding indebtedness and leverage; restrictions imposed by the terms of the Company's indebtedness; changes in advertising revenue which are caused by changes in national and local economic conditions, the relative popularity of the Network Company's and the Company's programming, the demographic characteristics of the Company's markets and other factors outside the Company's control; future capital requirements; the impact of competition, including its impact on market share and advertising revenue in each of the Company's markets; the cost of programming; changes in technology; the loss of key employees; the modification or termination of the Affiliation Agreement; the impact of litigation; the impact of current or pending legislation and regulations, including Federal Communications Commission ("FCC") rulemaking proceedings; and other factors which may be described from time to time in filings of the Company with the Securities and Exchange Commission.

All statements, other than statements of historical facts, included in "Management's Discussion and Analysis of Results of Operations and Financial Condition" ("MD&A") and located elsewhere herein regarding the Company's operations, financial position and business strategy, may constitute forward-looking statements. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may," "will," "expect," "intend," "estimate," "anticipate," "believe" or "continue" or the negative thereof or variations thereon or similar terminology. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable at this time, it can give no assurance that such expectations will prove to have been correct.

TRANSACTIONS AFFECTING COMPARABILITY OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

Pursuant to the Merger, Telemundo became a wholly-owned subsidiary of Holdings on August 12, 1998. The purchase method of accounting was used to record assets acquired and liabilities assumed. In connection with the Merger, the Company sold its network operations (the "Network Sale"), which consisted of substantially all of the programming and production assets and the related liabilities of the Telemundo network, to the Network Company. As a result of the Merger and related transactions, the accompanying financial statements of the Predecessor (for purposes of MD&A, the term "Predecessor" refers to Telemundo prior to the Merger and related transactions) and the Company are not comparable in all material respects and are separated by a line, since the financial statements to which MD&A relates, report financial position, results of operations and cash flows of these two separate entities.

RESULTS OF OPERATIONS

For the year ended December 31, 1997, the Predecessor's results included its network operations, which were sold to the Network Company in connection with the Merger and do not reflect other Merger related transactions. Consequently, the results for the year ended December 31, 1997 are not comparable to the 1998 periods, which reflect the Merger and related transactions, including the impact of the Network Sale and the Affiliation Agreement from August 13 to December 31, 1998, and are not comparable to the year ended 1999. Accordingly, MD&A for 1998 and 1997 has been presented on a historical basis and has been supplemented with certain pro forma disclosures. The pro forma results of operations for years ended December 31, 1998 and 1997 include the pro forma impact of the Network Sale, the Affiliation Agreement, interest expense on the Company's new indebtedness, amortization of broadcast licenses and other intangible assets resulting from the Merger, Merger related financing costs and the impact of other Merger related transactions, as if these transactions had occurred on January 1, 1997. The pro forma results of operations for years ended December 31, 1998 and 1997 are not necessarily indicative of what would have occurred if the Merger and related transactions had taken place on January 1, 1997.

TELEMUNDO HOLDINGS, INC. AND SUBSIDIARIES

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF
OPERATIONS AND FINANCIAL CONDITION (CONTINUED)

--------------------------------------------------------------------------------

Net revenue for each of the three years in the period ended December 31, 1999 was as follows (in thousands):

                              Year Ended               Year Ended               Year Ended
                             December 31,              December 31,             December 31,
                                1999        Change       1998 (a)       Change     1997
                             -----------   --------     -----------    --------  ----------
Local .....................   $ 98,973          7 %       $ 92,145         10 %   $ 84,115
Network and national spot..     23,828        (63)%         65,219        (23)%     84,297
Incremental revenue from
   Affiliation Agreement...     24,870                       8,011                      -
Other revenue .............     17,863        (36)%         27,963         (4)%    29,176
                              --------                    --------                --------

Net revenue ...............   $165,534        (14)%       $193,338         (2)%   $197,588
                              ========                    ========                ========

(a)  The aggregate of the period from August 13 to December 31, 1998 and the period from
     January 1 to August 12, 1998 (Predecessor) (the "1998 Combined Periods").

The increase in local revenue in 1999 is primarily the result of WKAQ-Puerto Rico maintaining its dominant audience share in a market with overall growth. Local revenue for the U.S. stations increased marginally from the prior year, where strong growth in the local Spanish-language television markets more than offset an overall decline in audience shares. The increase in local revenue in 1998 is primarily the result of an increase at KVEA-Los Angeles and other major stations, where growth in the local Spanish-language television market led to increased local revenue. The increase in 1998 is also due to WKAQ maintaining its dominant audience share in a market with overall growth.

The decrease in network and national spot revenue in 1999 and 1998 is primarily the result of the Network Sale. Excluding network revenue, national spot revenue would have decreased by 5% in 1999 and by 6% in 1998. This was a result of the decline in overall average audience shares in the U.S., offset in part by the continued strong growth in the overall Spanish-language television market. In addition, certain national spot advertising was shifted to network advertising.

The Telemundo network's average share of the Spanish-language television network audience was 13%, 13%, 15% and 17% for the first through fourth quarters of 1999, respectively, and was 16% during the first through third quarters of 1998 and 14% during the fourth quarter of 1998. A change in audience share typically has a delayed impact on revenue.

As noted above, during the fourth quarter of 1998 and the first two quarters of 1999, audience share levels decreased. To address the decline in audience share, the Network Company launched a new programming schedule in August 1999. The new schedule includes replacing several Monday through Friday prime time variety shows with telenovelas, creating original and acquiring talk shows and improving sports programming. These initiatives are reflected in the improvement in the Telemundo network's audience share during the third and fourth quarters of 1999.

TELEMUNDO HOLDINGS, INC. AND SUBSIDIARIES

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF
OPERATIONS AND FINANCIAL CONDITION (CONTINUED)

--------------------------------------------------------------------------------

Incremental revenue from the Affiliation Agreement represents the share of the pooled revenue pursuant to the Affiliation Agreement in excess of revenue generated by the Company's U.S. stations.

Other revenue decreased in 1999 primarily due to a decrease in the hours of blocks of broadcast time sold to independent programmers and the elimination of international program sales and affiliate representation revenue as a result of the Network Sale. Other revenue decreased for the 1998 Combined Periods primarily due to a decrease in trade revenue and decreases in international program sales and affiliate representation revenue as a result of the Network Sale, offset in part by an increase in the sale of blocks of broadcast time to independent programmers.

On a pro forma basis, net revenue would have increased by $6.3 million or 4% and by $10.4 million or 7% in 1999 and 1998, respectively, due to an increase in network revenue included in the share of pooled revenue received pursuant to the Affiliation Agreement, as well as the increase in local revenue, decrease in national spot revenue and decrease in other revenue as discussed above.

Direct operating costs decreased by 27% in 1999 from the prior year as a result of the Network Sale. Excluding those costs relating to the Telemundo network, direct operating costs would have increased by 12% in 1999. This was primarily the result of an increase of $6.2 million in station programming and production expenses related to costs incurred to produce and acquire programming at WKAQ-Puerto Rico and produce local news in the U.S. As discussed above, pursuant to the Affiliation Agreement, the Network Company bears all network programming costs. The Company will continue to incur non-network programming expenditures in connection with its stations, including all programming expenditures for WKAQ. The 8% decrease in direct operating costs for the 1998 Combined Periods from the prior year was a result of the Network Sale. Excluding those costs relating to the Telemundo network, direct operating costs would have increased by 8% in 1998. This was primarily the result of an increase of $3.8 million in costs incurred to produce and acquire programming for all stations, including WKAQ.

Selling, general and administrative expenses other than network and corporate increased by 14% in 1999. This was primarily the result of an increase in advertising and promotional expenditures and contractual increases in research service fees. The increase of 10% for the 1998 Combined Periods from the prior year was primarily the result of greater commissions related to the increase in revenue and increases in general and administrative and advertising and promotional expenditures.

Pursuant to the Network Sale, network expenses, which represent costs associated with the network sales force, network engineering and other technical network departments, network research, network sales support and business development, affiliate relations and network general and administrative costs, are no longer incurred by the Company. The 39% decrease in network expenses in 1998 was a result of the Network Sale.

Corporate expenses decreased by $125,000 in 1999 from the prior year. This was primarily the result of a reduction in corporate staffing in connection with the Merger and lower performance-based compensation, offset in part by the classification of certain functions as corporate expenses that were classified as network expenses prior to the Merger, such as corporate engineering, human resources and management information systems. Corporate expenses increased by $1.2 million for the 1998 Combined Periods from the prior year primarily as a result of an increase in executive performance-based compensation and additional legal costs.

Depreciation and amortization increased by $8.7 million in 1999 and by $5.7 million for the 1998 Combined Periods from the prior year. This was primarily a result of the additional amortization of broadcast licenses and other intangible assets recorded as a result of applying the purchase method of accounting to the Merger.

Merger related expenses include investment banking, legal, accounting and other costs incurred through August 12, 1998 for services provided to the Predecessor in connection with the Merger.

TELEMUNDO HOLDINGS, INC. AND SUBSIDIARIES

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF
OPERATIONS AND FINANCIAL CONDITION (CONTINUED)

--------------------------------------------------------------------------------

Interest expense increased by 32% in 1999 from the prior year as a result of the restructuring of the Company's capital structure in connection with the Merger. Interest expense for 1999 and the period August 13 to December 31, 1998 includes: (i) interest and amortization of fees accrued and paid on the credit facilities providing for aggregate borrowings of up to $350.0 million (the "Credit Facilities"), at an average interest rate of 7.23% during 1999, (ii) interest accreted on the $218.8 million aggregate principal amount at maturity 11.5% Senior Discount Notes Due 2008 which were issued at a discount and structured to produce a yield to maturity of 11.5% per annum (the "Senior Discount Notes"), (iii) amortization of deferred issuance costs for the Credit Facilities and the Senior Discount Notes and (iv) interest accrued and accreted on the 10.5% Senior Notes due 2006 (the "10.5% Senior Notes") (approximately 99.9% of which were tendered in a repurchase offer on August 12, 1998). Interest expense for the period January 1 to August 12, 1998 and the year ended 1997 includes: (i) interest accrued and accreted on the 10.25% Senior Notes which were outstanding during such period (approximately 99.8% of which were tendered in a repurchase offer on February 26, 1996, and the balance was retired in connection with the Merger), (ii) interest accrued and accreted on the 10.5% Senior Notes, (iii) amortization of deferred issuance costs for the 10.5% Senior Notes, and (iv) interest and amortization of fees on the Predecessor's revolving credit facility (the "Old Credit Facility") which was terminated on August 12, 1998. Interest expense was offset by interest income of $345,000 for 1999, $197,000 for the period August 13 to December 31, 1998, $180,000 for the period January 1 to August 12, 1998 and $303,000 for the year ended 1997.

As a result of the Merger and related transactions, the Company recorded a net deferred tax liability of $77.2 million. This primarily represents the tax effect of approximately $457.0 million of FCC broadcast licenses and other identifiable intangible assets that will be expensed over periods extending up to 40 years for financial reporting purposes that have lower tax basis, and certain intangible assets that will not be deductible for tax purposes.

The income tax benefit in 1999 results primarily from the tax effect of the reversal of federal and state deferred temporary differences, offset in part by a deferred provision resulting from the utilization of Puerto Rico net operating loss carryforwards ("NOLs"), a current provision for federal and state income and franchise taxes, Puerto Rico income taxes and Puerto Rico withholding taxes related to intercompany interest. The income tax provision recorded for the 1998 Combined Periods resulted primarily from a current provision for federal and state income and franchise taxes, Puerto Rico income taxes and Puerto Rico withholding taxes related to intercompany interest. The Company is in a net operating loss position for federal income tax purposes. The Company's use of its NOLs incurred prior to August 12, 1998 are subject to certain limitations imposed by Section 382 of the Internal Revenue Code and their use will be limited.

Minority interest represents the accounting impact of distributions to the 25.5% partner in Video 44, which is based on a minimum preferred distribution to such partner. Video 44 is a partnership that owns and operates WSNS-Chicago.

LIQUIDITY AND SOURCES OF CAPITAL

Cash flows provided from operating activities were $31.0 million for 1999, $34.3 million for the 1998 Combined Periods and $486,000 for 1997. The decrease in 1999 is primarily the result of changes in certain asset and liability accounts, including the collection of network operations receivables in 1998, and the change in deferred taxes, offset in part by the increase in operating income before depreciation and amortization. The increase in the 1998 Combined Periods is primarily the result of the increase in operating income before depreciation and amortization, which included the net effect of the Network Sale. In addition, changes in certain asset and liability accounts, including the collection of network operations receivables which were retained as part of the Network Sale, also contributed to the increase in 1998.

TELEMUNDO HOLDINGS, INC. AND SUBSIDIARIES

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF
OPERATIONS AND FINANCIAL CONDITION (CONTINUED)

--------------------------------------------------------------------------------

The Company had working capital of $6.9 million at December 31, 1999.

Capital expenditures of approximately $14.6 million were made during 1999 for the replacement and upgrading of equipment and upgrading of facilities, including upgrading stations to a digital technology platform. As a result of the Network Sale, the Company no longer has capital expenditure requirements with respect to network operations. The Company expects to incur capital expenditures of approximately $17 million in 2000 related to the continued conversion to digital technology as well as regular maintenance capital spending.

The Company's principal sources of liquidity are cash from operations and a $150 million revolving credit facility with a final maturity of September 30, 2005 (the "Revolving Credit Facility"). The Company plans on financing cash needs through cash generated from operations and the Revolving Credit Facility, under which there was $56 million outstanding at December 31, 1999. The Company does not presently anticipate the need to obtain any additional financing to fund operations.

The Credit Facilities consist of a $25 million amortizing term loan with a final maturity of September 30, 2005 (the "Tranche A Term Loan"), a $175 million amortizing term loan with a final maturity of March 31, 2007 (the "Tranche B Term Loan") and the Revolving Credit Facility.

The Tranche A Term Loan amortizes quarterly beginning December 31, 1999 and the scheduled principal repayments increase each year. The Tranche B Term Loan requires equal quarterly principal repayments beginning December 31, 1999, with a $162.3 million balloon payment due March 31, 2007. The Revolving Credit Facility has scheduled annual reductions in availability beginning December 31, 2001.

The Credit Facilities require mandatory prepayments under certain circumstances related to an asset sale, an equity issuance or the incurrence of additional indebtedness. In addition, the Company is required to prepay outstanding principal within 90 days of year end, beginning December 31, 1999, in an amount equal to 75% of excess cash flow (as defined in the Credit Facilities) if the Company's total debt to EBITDA (as defined in the Credit Facilities) is greater than or equal to five to one, less $5 million. If the Company's total debt to EBITDA is less than five to one, then the Company is required to pay outstanding principal in an amount equal to 50% of "excess cash flow", less $5 million. No principal payments pursuant to this provision were required for 1999. The Company can prepay the Credit Facilities at any time. Prepayments are allocated pro-rata to the Tranche A Term Loan and the Tranche B Term Loan in the inverse order of maturity.

Telemundo entered into two floating for fixed interest rate swap transactions, fixing a 5.145% London Interbank Offered Rates ("LIBOR") equivalent interest rate on $100 million principal amount, effective from September 29, 1998 to August 13, 2003 and a 5.135% LIBOR equivalent interest rate on $100 million principal amount, effective from December 10, 1998 to August 13, 2003. Pursuant to the Credit Facilities, Telemundo is required to hedge the interest rate on 50% of the outstanding Tranche A and Tranche B Term Loans through August 13, 2000. If the Company were to have borrowings outstanding for the maximum amount possible under the Credit Facilities, it would have $150 million principal amount subject to changes in interest rates, whereby a change of 100 basis points would have a $1.5 million impact on pre-tax earnings and pre-tax cash flows over a one-year period.

The Senior Discount Notes were issued at a substantial discount from their stated principal amount at maturity and were structured to produce a yield to maturity of 11.5% per annum. The Senior Discount Notes begin accruing cash interest on August 15, 2003. Interest becomes payable commencing February 15, 2004. The Senior Discount Notes will mature on August 15, 2008.

TELEMUNDO HOLDINGS, INC. AND SUBSIDIARIES

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF
OPERATIONS AND FINANCIAL CONDITION (CONTINUED)

--------------------------------------------------------------------------------

The Credit Facilities require the Company to maintain certain financial ratios and, along with the Senior Discount Notes, impose on the Company certain limitations or prohibitions, including those relating to: (i) the incurrence of indebtedness or the guarantee or assumption of indebtedness; (ii) the creation or incurrence of mortgages, pledges or security interests on the property or assets of the Company or any of its subsidiaries; (iii) the sale of assets of the Company or any of its subsidiaries; (iv) the merger or consolidation of the Company; (v) the payment of dividends or the redemption or repurchase of any capital stock or subordinated indebtedness of the Company; (vi) change of control and (vii) investments and acquisitions.

The Company's interest income and expense are sensitive to changes in the general level of U.S. and certain European interest rates. In this regard, changes in these rates affect the interest earned on the Company's cash equivalents as well as interest paid on its Credit Facilities. To mitigate the impact of fluctuations in interest rates, the Company entered into fixed rate for LIBOR swap transactions, as discussed above.

YEAR 2000 ISSUE

The Company has developed plans, utilizing internal resources, to ensure its information systems are capable of properly utilizing dates beyond December 31, 1999. Since January 1, 1997, the Company had upgraded or replaced many of its accounting and traffic computer system, including the conversion of new software which is Year 2000 compliant. In 1999, the Company completed its program to ensure Year 2000 compliance, but continues to monitor and test its internal business processes. To date, the Company has experienced no Year 2000 problems that affected its business, results of operations or financial condition.

TELEMUNDO HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(IN THOUSANDS)

                                                                          Company                    Predecessor
                                                              -----------------------------   -------------------------
                                                               Year ended     August 13 to    January 1 to   Year ended
                                                              December 31,    December 31,     August 12,   December 31,
                                                                   1999          1998            1998          1997
----------------------------------------------------------------------------------------------------------------------
Net revenue ...............................................     $ 165,534      $  68,667      $ 124,671      $ 197,588
                                                                ---------      ---------      ---------      ---------
Costs and expenses:
    Direct operating costs ................................        62,511         22,109         63,861         93,297
    Selling, general and administrative expenses other than
       network and corporate ..............................        48,325         16,921         25,515         38,707
    Network expenses ......................................            --             --         18,546         30,650
    Corporate expenses ....................................         5,927          1,922          4,130          4,875
    Depreciation and amortization .........................        28,394         10,640          9,024         13,938
                                                                ---------      ---------      ---------      ---------
                                                                  145,157         51,592        121,076        181,467
                                                                ---------      ---------      ---------      ---------

Operating income ..........................................        20,377         17,075          3,595         16,121

Merger related expenses ...................................            --             --         (5,506)        (1,707)
Interest expense, net .....................................       (36,447)       (14,618)       (13,067)       (20,849)
Other expense .............................................          (473)            --             --             --
                                                                ---------      ---------      ---------      ---------
Income (loss) before income taxes and minority interest ...       (16,543)         2,457        (14,978)        (6,435)
Income tax benefit (provision) ............................         4,467         (1,379)        (3,113)        (4,201)
Minority interest .........................................        (1,475)          (606)        (1,898)        (2,808)
                                                                ---------      ---------      ---------      ---------

Net income (loss) .........................................     $ (13,551)     $     472      $ (19,989)     $ (13,444)
                                                                =========      =========      =========      =========



SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

TELEMUNDO HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(IN THOUSANDS)

                                                                           December 31,  December 31,
Assets                                                                          1999        1998
----------------------------------------------------------------------------------------------------
Current assets:
    Cash and cash equivalents .........................................     $   7,204      $   8,680
    Accounts receivable, less allowance for doubtful accounts of $7,992
       and $7,585 .....................................................        30,487         30,768
    Television programming ............................................         4,442          7,742
    Prepaid expenses and other ........................................         3,292          2,819
    Due from Network Company, net .....................................         7,491          3,624
                                                                            ---------      ---------
             Total current assets .....................................        52,916         53,633
Property and equipment, net ...........................................        57,642         50,021
Television programming ................................................         1,270            846
Other assets ..........................................................        13,473         15,991
Broadcast licenses and other intangible assets, net ...................       621,585        650,907
                                                                            ---------      ---------

                                                                            $ 746,886      $ 771,398
                                                                            =========      =========
Liabilities and Stockholders' Equity
----------------------------------------------------------------------------------------------------
Current liabilities:
    Accounts payable and accrued expenses .............................     $  38,657      $  35,648
    Television programming obligations ................................         1,928          1,303
    Current portion of long-term debt .................................         5,469          1,063
                                                                            ---------      ---------
            Total current liabilities .................................        46,054         38,014
Long-term debt ........................................................       396,962        398,889
Deferred taxes, net ...................................................        69,980         81,812
Other liabilities .....................................................        27,445         32,770
                                                                            ---------      ---------
                                                                              540,441        551,485
                                                                            ---------      ---------
Minority interest .....................................................         5,511          5,428
                                                                            ---------      ---------

Contingencies and commitments

Common stockholders' equity:
   Common Stock, $.01 par value, 10,000 shares authorized and
      outstanding at December 31, 1999 and 1998 .......................            --             --
Additional paid-in capital ............................................       214,013        214,013
Retained earnings (accumulated deficit) ...............................       (13,079)           472
                                                                            ---------      ---------
                                                                              200,934        214,485
                                                                            ---------      ---------

                                                                            $ 746,886      $ 771,398
                                                                            =========      =========

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

TELEMUNDO HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN COMMON STOCKHOLDERS' EQUITY

(IN THOUSANDS, EXCEPT SHARE DATA)

                                                  NUMBER OF SHARES OUTSTANDING                     COMMON STOCK
                                               ------------------------------------        ------------------------------

                                                     SERIES A      SERIES B                SERIES A      SERIES B     ADDITIONAL
                                         COMMON       COMMON        COMMON      COMMON      COMMON        COMMON       PAID-IN     '
                                         STOCK        STOCK         STOCK       STOCK       STOCK         STOCK        CAPITAL
                                       ----------   ----------    ----------    -------   ----------    ----------    ----------
PREDECESSOR:
Balance, December 31, 1996 .........           --    6,621,983     3,530,232    $    --   $       66    $       36    $   71,301
Net loss ...........................           --           --            --         --           --            --            --
Warrant conversions ................           --       65,740            --         --           --            --           460
Stock conversions ..................           --      441,891      (441,891)        --            5            (5)           --
                                       ----------   ----------    ----------    -------   ----------    ----------    ----------

Balance, December 31, 1997 .........           --    7,129,614     3,088,341         --           71            31        71,761
Net loss ...........................           --           --            --                      --            --            --
Warrant conversions ................           --      523,988            --         --            5            --         3,742
Stock conversions ..................           --        1,843        (1,843)        --           --            --            --
                                       ----------   ----------    ----------    -------   ----------    ----------    ----------

Balance, August 12, 1998 ...........           --    7,655,445     3,086,498         --           76            31        75,503

COMPANY:
Elimination of former equity
    interests ......................           --   (7,655,445)   (3,086,498)        --          (76)          (31)      (75,503)
Common Stock issued in connection
      with the Merger ..............       10,000           --            --         --           --            --       273,993
Distribution in excess of continuing
      shareholder's basis ..........           --           --            --         --           --            --       (59,980)
Net income .........................           --           --            --         --           --            --            --
                                       ----------   ----------    ----------    -------   ----------    ----------    ----------
Balance, December 31, 1998 .........       10,000           --            --         --           --            --       214,013
Net loss ...........................           --           --            --         --           --            --            --
                                       ----------   ----------    ----------    -------   ----------    ----------    ----------
Balance, December 31, 1999 .........       10,000           --            --    $    --   $       --    $       --    $  214,013
                                       ==========   ==========    ==========    =======   ==========    ==========    ==========
                                        RETAINED
                                        EARNINGS       COMMON
                                      (ACCUMULATED   STOCKHOLDERS'
                                        DEFICIT)       EQUITY
                                       ----------    ----------
PREDECESSOR:
Balance, December 31, 1996 .........   $  (28,510)   $   42,893
Net loss ...........................      (13,444)      (13,444)
Warrant conversions ................           --           460
Stock conversions ..................           --            --
                                       ----------    ----------

Balance, December 31, 1997 .........      (41,954)       29,909
Net loss ...........................      (19,989)      (19,989)
Warrant conversions ................           --         3,747
Stock conversions ..................           --            --
                                       ----------    ----------

Balance, August 12, 1998 ...........      (61,943)       13,667

COMPANY:
Elimination of former equity
    interests ......................       61,943       (13,667)
Common Stock issued in connection
      with the Merger ..............           --       273,993
Distribution in excess of continuing
      shareholder's basis ..........           --       (59,980)
Net income .........................          472           472
                                       ----------    ----------
Balance, December 31, 1998 .........          472       214,485
Net loss ...........................      (13,551)      (13,551)
                                       ----------    ----------
Balance, December 31, 1999 .........   $  (13,079)   $  200,934
                                       ==========    ==========

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

TELEMUNDO HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(IN THOUSANDS)

                                                                                 COMPANY                 PREDECESSOR
                                                                         -----------------------    ----------------------
                                                                        Year ended     August 13    January 1 to  Year ended
                                                                       December 31,  to December 31,  August 12,  December 31,
                                                                           1999          1998          1998          1997
---------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:

Net income (loss) ....................................................   $ (13,551)   $     472    $ (19,989)   $ (13,444)
Charges not affecting cash:
    Depreciation and amortization ....................................      28,394       10,640        9,024       13,938
    Interest accretion ...............................................      15,479        5,657        3,732        5,557
    Provision for losses on accounts receivable ......................       1,423          542        1,720        3,479
    Minority interest ................................................       1,475          606        1,898        2,808
    Deferred taxes ...................................................      (6,669)        (605)          --           --
Changes in assets and liabilities:
    Accounts receivable ..............................................        (126)      13,570        5,956       (3,971)
    Television programming ...........................................       2,876          167         (462)      (3,283)
    Television programming obligations ...............................         625         (909)      (1,684)         794
    Due from Network Company, net ....................................      (3,867)      (3,624)          --           --
    Accounts payable and accrued expenses and other ..................       4,893       (5,837)      13,467       (5,392)
                                                                         ----------    ---------    ---------    ---------
           Cash flows provided from operating activities .............      30,952       20,679       13,662          486
                                                                         ----------    ---------    ---------    ---------

CASH FLOWS FROM INVESTING ACTIVITY:

Additions to property and equipment ..................................     (14,608)      (3,506)      (6,569)     (11,156)
                                                                         ----------    ---------    ---------    ---------
           Cash flows used in investing activity .....................     (14,608)      (3,506)      (6,569)     (11,156)
                                                                         ----------    ---------    ---------    ---------
CASH FLOWS FROM FINANCING ACTIVITIES:

Proceeds from borrowings under Credit Facilities .....................       2,000      300,000           --           --
Payments under Credit Facilities .....................................     (15,000)     (31,000)          --           --
Proceeds from Equity Contributions ...................................          --      273,993           --           --
Proceeds from issuance of Senior Discount Notes ......................          --      125,000           --           --
Proceeds from Network Sale ...........................................          --       73,993           --           --
Repurchase of Predecessor equity interests ...........................          --     (518,282)          --           --
Repurchase of 10.5% Senior Notes, consent fees and related costs .....          --     (217,452)          --           --
Repayment of other indebtedness and related costs ....................          --         (192)          --           --
Deferred financing costs .............................................          --      (14,500)          --           --
Merger costs .........................................................      (1,527)      (5,791)          --           --
Proceeds from exercise of options and warrants .......................          --           --        3,747          460
Payments of obligations under capital leases .........................          --           --         (424)        (727)
Borrowings under Old Credit Facility .................................          --           --        7,925        9,854
Payments under Old Credit Facility and related costs .................          --         (272)     (11,721)      (6,025)
Payments to minority interest partner ................................      (3,293)        (996)      (1,992)      (2,720)
Payments of reorganization items and other ...........................          --           --           --         (381)
                                                                         ----------    ---------    ---------    ---------

          Cash flows provided from (used in) financing activities.....     (17,820)     (15,499)      (2,465)         461
                                                                         ----------    ---------    ---------    ---------

Increase (decrease) in cash and cash equivalents .....................      (1,476)       1,674        4,628      (10,209)
Cash and cash equivalents, beginning of period .......................       8,680        7,006        2,378       12,587
                                                                         ----------    ---------    ---------    ---------
Cash and cash equivalents, end of period .............................   $   7,204    $   8,680    $   7,006    $   2,378
                                                                         ==========   ==========   ==========   ==========

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

TELEMUNDO HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

DESCRIPTION OF BUSINESS

     Telemundo Holdings, Inc. ("Holdings", and collectively with its subsidiaries, the "Company") is one of two national Spanish-language television broadcast companies currently operating in the United States. The Company owns and operates seven full-power UHF stations serving the seven largest Hispanic Market Areas (a term developed by Nielsen Media Research, Inc. and used by the television industry to describe a geographically distinct television market) in the United States--Los Angeles, New York, Miami, San Francisco, Chicago, Houston and San Antonio. The Company also owns and operates the leading full-power television station and related production facilities in Puerto Rico. The Company's stations broadcast a wide variety of network programming, including telenovelas (soap operas), talk shows, movies, entertainment programs, national and international news, sporting events, children's programming, music, sitcoms and dramatic series. Network programming is provided by Telemundo Network Group LLC as described in Note 2. In addition, the Company supplements its network programming with local programming focused on local news and community events.

BASIS OF PRESENTATION

     On August 12, 1998 TLMD Acquisition Co., a wholly-owned subsidiary of Holdings, acquired all the equity interests of Telemundo Group, Inc. ("Telemundo") and was merged with and into Telemundo, with Telemundo being the surviving corporation and becoming a wholly-owned subsidiary of Holdings (the "Merger"). The purchase method of accounting was used to record assets acquired and liabilities assumed. As a result of the Merger and related transactions, the accompanying financial statements of the Predecessor (for purposes of the financial statements and related notes, the term "Predecessor" refers to Telemundo prior to the Merger and related transactions) and the Company are not comparable in all material respects and are separated by a line, since the financial statements report, results of operations and cash flows of these two separate entities.

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of Holdings and its subsidiaries from August 13, 1998 and the Predecessor and its subsidiaries for periods prior to August 13, 1998. All significant intercompany balances and transactions have been eliminated in consolidation. The operations of the Company's and the Predecessor's 74.5% interest in a joint venture ("Video 44") which owns WSNS-TV, Channel 44 in Chicago, are consolidated with those of the Company and of the Predecessor. The accounting impact of the interest attributable to the partner which owns the remaining 25.5% of the venture is reflected as minority interest.

USE OF ESTIMATES

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS

The Company considers short-term investments with an original maturity of three months or less to be cash equivalents. Such short-term investments are carried at cost which approximates fair value.

TELEMUNDO HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
--------------------------------------------------------------------------------

TELEVISION PROGRAMMING

Television programming rights are carried at the lower of unamortized cost or estimated net realizable value. The costs of the rights are amortized on varying bases related to the license period, usage of the programs and management's estimate of revenue to be realized from each airing of the programs.

DEPRECIATION AND AMORTIZATION

Property and equipment and broadcast licenses and other intangible assets are depreciated by the straight-line method over estimated useful lives.

BROADCAST LICENSES AND OTHER INTANGIBLE ASSETS

Broadcast licenses and other intangible assets represent the portions of the Merger consideration not attributable to specific tangible assets at the time of the Merger.

The Company evaluates the recoverability of its investment in long-term tangible and intangible assets in relation to anticipated cash flows on an undiscounted basis. If the estimated future cash flows were projected to be less than the carrying value, an impairment write-down would be recorded.

REVENUE RECOGNITION

Revenue for the Company is derived primarily from the sale of advertising time on a national spot and local basis and is net of advertising agency commissions. In addition, the Company earns revenue from the sale of blocks of broadcast time during non-network programming hours. The Company's revenue is also impacted by the revenue sharing aspect of the Affiliation Agreement (see Note 2). Revenue was derived by the Predecessor from the sale of national spot and local advertising time, the sale of blocks of broadcast time, the sale of advertising time on a network basis, international program sales and also from affiliate representation fees. Revenue is recognized when earned, i.e., when the advertisement is aired or the block of broadcast time is utilized. The Company reviews the collectibility of its accounts receivable and adjusts its allowance for doubtful accounts accordingly. During 1999, 1998 and 1997, no customer accounted for more than 10% of the Company's or the Predecessor's revenue.

INCOME TAXES

Income taxes provided reflect the current and deferred tax consequences of events that have been recognized in the financial statements or tax returns. A valuation allowance is recorded if it is more likely than not that a deferred tax asset will not be realized.

INTEREST RATE ARRANGEMENTS

The Company uses interest rate swaps to hedge interest rate exposures. In this type of hedge, the differential to be paid or received (which is a function of market interest rates) is accrued and recognized in interest expense. Any premium paid or received to acquire the hedge is amortized over the duration of the hedged instrument. If an arrangement is terminated or effectively terminated prior to maturity, then the realized or unrealized gain or loss is effectively recognized over the remaining original life of the agreement if the hedged item remains outstanding, or immediately, if the underlying hedged instrument does not remain outstanding. If the arrangement is not terminated or effectively terminated prior to maturity, but the underlying hedged instrument is no longer outstanding, then the unrealized gain or loss on the related interest rate swap is recognized immediately.

TELEMUNDO HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
--------------------------------------------------------------------------------

RECENTLY ISSUED ACCOUNTING STANDARDS

In June 1998, the Financial Accounting Standards Board issued Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"), which will require the Company to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of the derivative are either (i) offset against the change in fair value of assets, liabilities or firm commitments through earnings, or (ii) recognized in other comprehensive income until the hedged item is recognized in earnings. The portion of a derivative's change in fair value that is not an effective hedge will be immediately recognized in earnings. In June 1999, the Financial Accounting Standards Board issued Statement No. 137, "Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No. 133", which defers the implementation of SFAS 133 until years beginning after June 15, 2000. The Company will adopt SFAS 133 in the first quarter of 2001 and cannot determine the impact that the adoption of SFAS 133 will have on the earnings and financial position of the Company at that time.

SEGMENT REPORTING

The Company operates in one principal industry segment, television broadcasting. Separate segment disclosures are not applicable.

RECLASSIFICATIONS

Certain reclassifications have been made in the prior years' financial statements to conform with the current year's presentation.

2.   MERGER AND RELATED TRANSACTIONS

On August 12, 1998, TLMD Acquisition Co. merged with and into Telemundo, with Telemundo being the surviving corporation and becoming a wholly-owned subsidiary of Holdings. Holdings is owned 50.1% by Station Partners, LLC, 24.95% by Sony Pictures Entertainment Inc. ("Sony Pictures") and 24.95% by Liberty Media Corporation ("Liberty")(collectively, the "Purchaser"). Station Partners, LLC is owned 68% by Apollo Investment Fund III, L.P. ("Apollo Investment") and 32% by Bastion Capital Fund, L.P. ("Bastion").

Pursuant to the Merger, each outstanding share of Telemundo common stock was converted into the right to receive $44.12537 in cash.

Substantially contemporaneously with the completion of the Merger, TLMD Acquisition Co. accepted for payment an aggregate of $191.7 million principal amount of the outstanding 10.5% Senior Notes Due 2006 (the "10.5% Notes") of Telemundo (representing 99.9% of such issue) tendered in connection with a tender offer by TLMD Acquisition Co. pursuant to an Offer to Purchase and Consent Solicitation Statement (the "Tender Offer").

Prior to the Merger, Telemundo produced or acquired and distributed its network programming through its network operations (the "Telemundo Network"), which provided programming 24-hours a day to Telemundo's stations and network affiliates. In connection with the Merger, the Company sold its network operations (the "Network Sale"), which consisted of substantially all of the programming and production assets and the related liabilities of the Telemundo Network, to Telemundo Network Group LLC (the "Network Company"), a company formed in connection with the Merger which is equally owned by a subsidiary of Sony Pictures and a subsidiary of Liberty. The Network Company entered into an affiliation agreement with the Company and related affiliation agreements with the Company's stations (collectively, the "Affiliation Agreement"), pursuant to which the Network Company provides network programming to the Company, and the Company and the Network Company pool and share advertising revenues pursuant to a revenue sharing arrangement. As a result, the Company is no longer required to bear the costs or expenses related to, or fund or make capital expenditures in connection with, the development of network programming or the operations of the Telemundo Network.

TELEMUNDO HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
--------------------------------------------------------------------------------

Pursuant to the Affiliation Agreement, the Company receives a formula-based share of pooled advertising revenue generated by the Company and the Network Company. The following revenue sources (collectively, the "Aggregate Net Advertising Receipts") are included in the pooled revenue: (i) 61% of the net advertising revenue received by the Network Company pursuant to the sale of network advertising and block time (time made available for paid programming) and (ii) 100% of the net advertising revenue received by the Company (excluding WKAQ - Puerto Rico) from the sale of local and national spot advertising time and local and national block time. The pooled revenue is shared between the Company and the Network Company, with the Company's share based on the following formula for the first year of the agreement: (i) 80% of the first $130 million of Aggregate Net Advertising Receipts; plus (ii) 55% of the incremental Aggregate Net Advertising Receipts above $130 million up to $230 million; plus
(iii) 45% of the incremental Aggregate Net Advertising Receipts above $230 million. After the first year, the threshold levels (i.e., $130 million and $230 million) increase 3% annually.

The Company incurs non-network marketing/promotional expenditures, programming expenditures and capital expenditures for its stations. All network programming costs are borne by the Network Company. As part of the Affiliation Agreement, each of the Network Company and the Company agreed, subject to various conditions, to incur certain programming, marketing/promotional and capital expenditures in the future. These expenditures may be reduced or eliminated based on financial tests, which assume such expenditures produce positive financial results (i.e., incremental revenue). The Company can also elect to incur a portion of such expenditures in a subsequent year.

Holdings had no operations prior to the Merger. Approximately $773.0 million was required to fund the Merger and the related transactions. Of this amount, $300.0 million was provided from borrowings under Credit Facilities providing for aggregate borrowings of up to $350.0 million (the "Credit Facilities"), $125.0 million was provided from the proceeds of an offering of $218.8 million aggregate principal amount at maturity Senior Discount Notes due 2008 (the "Senior Discount Notes"), $274.0 was provided from Purchaser equity contributions (the "Equity Contributions") and $74.0 million was provided from the Network Sale.

The Merger was accounted for using the purchase method of accounting. The purchase consideration of approximately $622 million has been allocated to the net assets acquired based upon fair value. The net assets of Holdings were adjusted to reflect the continuing ownership of Bastion (15.1% prior to the merger). This adjustment of $60 million, a "deemed dividend", represents the difference between the proceeds this shareholder received for its ownership interest in Telemundo and its basis in the Predecessor, adjusted for the Network Sale. The following is a summary of the allocation of purchase consideration and deferred financing fees (in thousands):

        Accounts receivable..........................................   $ 43,796
        Other current assets (excluding television programming)......     26,512
        Television programming.......................................      8,755
        Property and equipment.......................................     48,910
        Other assets.................................................     16,099
        Broadcast licenses and other intangible assets...............    651,976
        Accounts payable.............................................     11,289
        Accrued liabilities..........................................     28,592
        Television programming obligations...........................      2,212
        Long-term debt...............................................    425,318
        Other non-current liabilities................................     32,057
        Deferred tax liabilities, net................................     77,176
        Minority interest............................................      5,391
        Stockholders' equity.........................................    214,013

The carrying value of accounts receivable, other current assets, television programming, other assets, accounts payable, accrued liabilities, television programming obligations, other non-current liabilities and minority interest were considered to closely approximate fair value. The allocation of the purchase consideration to property and equipment and broadcast licenses and other intangible assets was based upon independent appraisals. Deferred taxes reflect the tax effect of differences in financial reporting and tax basis of assets and liabilities. Goodwill was adjusted during 1999, totaling $7.4 million, for accrued liabilities and deferred taxes, as certain initial estimates used in the application of the purchase method of accounting were finalized.

TELEMUNDO HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
--------------------------------------------------------------------------------

The following summarized, unaudited pro forma results of operations for 1998 assumes the Merger, the Tender Offer, initial borrowings under the Credit Facilities, the Equity Contributions, issuance of the Senior Discount Notes and the Network Sale occurred on January 1, 1997. The unaudited pro forma information is presented for informational purposes and is not necessarily indicative of the operating results that would have occurred had the Merger and related transactions been consummated on January 1, 1997, nor is it necessarily indicative of future operations.

      (In thousands)                                              1998
      ------------------------------------------------------ ---------------

     Net revenue.........................................       $159,247
     Operating income....................................         27,212
     Net loss............................................        (20,051)


3.   PROPERTY AND EQUIPMENT

The components, useful lives and accumulated depreciation and amortization of the Company's property and equipment are as follows (dollars in thousands):

                                           Estimated
                                          Useful Lives
     December 31                           (in years)      1999          1998
     ---------------------------------------------------------------------------

     Land .............................     N/A          $  7,690      $  7,690
     Buildings and improvements .......     20 to 40       14,752        14,752
     Broadcast and other equipment ....     2 to 13        37,732        22,590
     Construction in progress .........     N/A             2,696         3,892
     Leasehold improvements ...........     *               3,475         3,253
                                                         --------      --------
                                                           66,285        52,177
     Less: accumulated depreciation and
        amortization ..................                    (8,643)       (2,156)
                                                         --------      --------
                                                         $ 57,642      $ 50,021
                                                         ========      ========

       *Shorter of life of lease or useful life of asset

TELEMUNDO HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
--------------------------------------------------------------------------------

4.  BROADCAST LICENSES AND OTHER INTANGIBLE ASSETS

The components, useful lives and accumulated amortization of the Company's intangible assets are as follows (dollars in thousands):

                                            Estimated
                                           Useful Lives
     December 31                            (in years)    1999           1998
     ---------------------------------------------------------------------------

     FCC broadcast licenses .............      40      $ 427,593      $ 427,593
     Goodwill* ..........................      40        195,002        202,417
     Affiliation Agreement ..............      10          1,000          1,000
     Advertiser base ....................       5         25,110         25,110
     Other ..............................       3          3,271          3,271
                                                       ---------      ---------
                                                         651,976        659,391
     Less: accumulated amortization......                (30,391)        (8,484)
                                                       ---------      ---------
                                                       $ 621,585      $ 650,907
                                                       =========      =========

       *Goodwill was adjusted during 1999 as certain initial estimates used in the application of the purchase method of accounting were finalized.

5.   ACCOUNTS PAYABLE AND ACCRUED EXPENSES

The components of the Company's accounts payable and accrued expenses are as follows (in thousands):

     December 31                                     1999            1998
     ----------------------------------------------------------------------

     Accounts payable .........................    $ 6,185          $ 5,042
     Accrued compensation and commissions......      5,537            4,545
     Accrued agency commissions ...............      7,412            5,909
     Accrued merger costs .....................      6,998           11,109
     Accrued interest expense .................      2,203            2,205
     Other accrued expenses ...................     10,322            6,838
                                                   -------          -------
                                                   $38,657          $35,648
                                                   =======          =======

6.   LONG-TERM DEBT

The components of the Company's long-term debt are as follows (in thousands):

     December 31                      1999                1998
     -------------------------------------------------------------

     Credit Facilities ...........  $ 256,000           $ 269,000
     Senior Discount Notes........    146,126             130,657
     10.5% Senior Notes ..........        305                 295
                                    ---------           ---------
                                      402,431             399,952
     Less: current portion .......     (5,469)             (1,063)
                                    ---------           ---------
                                    $ 396,962           $ 398,889
                                    =========           =========

TELEMUNDO HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
--------------------------------------------------------------------------------

Significant terms of the Company's debt agreements are as follows:

         CREDIT FACILITIES: In connection with the Merger, Telemundo entered into the Credit Facilities, providing for aggregate borrowings of up to $350 million. The Credit Facilities consist of a $25 million amortizing term loan with a final maturity of September 30, 2005 (the "Tranche A Term Loan"), a $175 million amortizing term loan with a final maturity of March 31, 2007 (the "Tranche B Term Loan") and a $150 million revolving credit facility with a final maturity of September 30, 2005 (the "Revolving Credit Facility").

         The Tranche A Term Loan amortizes quarterly beginning December 31, 1999 and the scheduled principal repayments increase each year. The Tranche B Term Loan requires equal quarterly principal repayments beginning December 31, 1999, with a $162.3 million balloon payment due March 31, 2007. The Revolving Credit Facility has scheduled annual reductions in availability beginning December 31, 2001. There was $56 million outstanding under the Revolving Credit Facility at December 31, 1999.

         The Tranche A Term Loan and the Revolving Credit Facility bear interest based upon either the London Interbank Offered Rates ("LIBOR") or the Alternate Base Rate (greater of the prime rate or federal funds rate plus 0.5%), plus an interest rate margin determined by reference to the ratio of Telemundo's debt to EBITDA (as defined in the Credit Facilities) for the four fiscal quarters most recently concluded (the "Leverage Ratio"). The interest rate margins applicable to LIBOR borrowing range from 0.75% to 1.875% per annum. The interest rate margins applicable to Alternate Base Rate borrowing range from zero to 0.875%. At December 31, 1999, the interest rate applicable to the Tranche A Term Loan and the Revolving Credit Facility was 7.820% and 7.913%, respectively, which is based upon LIBOR, and includes an interest rate margin of 1.75% (and excludes the effects of the interest rate hedges described below). The Revolving Credit Facility also provides for payment of a commitment fee of 0.5% per annum of the unused portion, which may be reduced based upon the Leverage Ratio. At December 31, 1999 the commitment fee was 0.5%.

         The interest rate margins applicable to the Tranche B Term Loan LIBOR borrowing and the Alternate Base Rate borrowing are fixed at 2.125% and 1.125%, respectively. At December 31, 1999, the interest rate applicable to the Tranche B Term Loan was 8.195%, which is based upon LIBOR, and includes an interest rate margin of 2.125%.

         The Credit Facilities require mandatory prepayments under certain circumstances related to an asset sale, an equity issuance or the incurrence of additional indebtedness. In addition, the Company is required to prepay outstanding principal within 90 days of year end, beginning December 31, 1999, in an amount equal to 75% of excess cash flow (as defined in the Credit Facilities) if the Company's total debt to EBITDA (as defined in the Credit Facilities) is greater than or equal to five to one, less $5 million. If the Company's total debt to EBITDA is less than five to one, then the Company is required to pay outstanding principal in an amount equal to 50% of "excess cash flow", less $5 million. No principal payments pursuant to this provision were required for 1999. The Company can prepay the Credit Facilities at any time. Prepayments are allocated pro-rata to the Tranche A Term Loan and the Tranche B Term Loan in the inverse order of maturity. The Credit Facilities are collateralized by substantially all of the assets of Holdings and each wholly-owned domestic U.S. subsidiary of Telemundo.

         SENIOR DISCOUNT NOTES: In connection with the Merger, the Company completed the sale of $218.8 million in aggregate principal amount of the Senior Discount Notes which are unsecured obligations of the Company. The Senior Discount Notes were issued at a substantial discount from their stated principal amount at maturity and were structured to produce a yield to maturity of 11.5% per annum. The Senior Discount Notes begin accruing cash interest on August 15, 2003 and require semi-annual interest payments beginning on February 15, 2004 on their principal amount at maturity at a rate of 11.5% per annum. The principal balance is due in its entirety on August 15, 2008.

TELEMUNDO HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
--------------------------------------------------------------------------------

         10.5% SENIOR NOTES: The 10.5% Senior Notes were issued at a discount in 1996 and were structured to produce a yield to maturity of 10.5% per annum. The 10.5% Senior Notes are unsecured obligations and require semi-annual interest payments at the rate of 7% per annum on their principal amount at maturity through and including February 15, 1999, and after such date bear interest at a rate of 10.5% per annum on their principal amount at maturity. The principal balance is due in its entirety on February 26, 2006. In connection with the Merger, 99.9% of the outstanding principal amount was repurchased.

The Credit Facilities require the Company to maintain certain financial ratios and, along with the Senior Discount Notes, impose on the Company certain limitations or prohibitions, including those relating to: (i) the incurrence of indebtedness or the guarantee or assumption of indebtedness; (ii) the creation or incurrence of mortgages, pledges or security interests on the property or assets of the Company or any of its subsidiaries; (iii) the sale of assets of the Company or any of its subsidiaries; (iv) the merger or consolidation of the Company; (v) the payment of dividends or the redemption or repurchase of any capital stock or subordinated indebtedness of the Company; (vi) change of control and (vii) investments and acquisitions.

The Credit Facilities financial ratios require Telemundo to maintain certain ratios of consolidated debt to EBITDA consolidated interest expense coverage ratios and consolidated fixed charge coverage ratios.

Interest paid was $20.0 million, $6.3 million, $13.8 million and $14.3 million for 1999, for the period August 13 to December 31, 1998, the period January 1 to August 12, 1998, and 1997, respectively.

Pursuant to the Credit Facilities, Telemundo is required to hedge the interest rate on 50% of the outstanding Tranche A and Tranche B Term Loans through August 13, 2000. The Company manages interest rate exposure by swapping floating rate for fixed rate interest. As part of such management of interest rate exposure, the Company entered into derivative instruments to swap a floating interest rate for a fixed rate for a portion of its debt. At December 31, 1999, the Company had two interest rate swap contracts exchanging a floating interest rate for a fixed rate for notional values of $100 million each. Under this type of interest rate swap, notional amounts do not quantify risk or represent assets or liabilities of the Company, but are only used in the calculation of cash interest settlements under the contracts. These contracts are effective from September 29, 1998 (with a fixed LIBOR equivalent interest rate of 5.145%) and December 10, 1998 (with a fixed LIBOR equivalent interest rate of 5.135%), respectively, to August 13, 2003. The fair value of these arrangements as of December 31, 1999 was $11.1 million. The Company does not reflect the carrying value or changes in the carrying value of these arrangements in the financial statements.

TELEMUNDO HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
--------------------------------------------------------------------------------

7.   INCOME TAXES

The Company and its domestic subsidiaries file a consolidated federal income tax return. The Company files a separate Puerto Rico income tax return for its operations in Puerto Rico. The income tax (benefit) provision consisted of the following (in thousands):

                                      Company               Predecessor
                            -------------------------- -----------------------
                            Year Ended    August 13 to  January 1 to  Year Ended
                            December 31,  December 31,  August 12,  December 31,
                                  1999        1998         1998        1997
-----------------------------------------------------------------------------
Current:
Federal, state and other...     $   168      $   318      $   467     $   407
Puerto Rico (a) ...........       2,034        1,666        2,646       3,794
                                -------      -------      -------     -------
                                  2,202        1,984        3,113       4,201
Deferred:
Federal and state .........      (9,518)        (605)          --          --
Puerto Rico ...............       2,849           --           --          --
                                -------      -------      -------     -------
                                 (6,669)        (605)          --          --
                                -------      -------      -------     -------
                                $(4,467)     $ 1,379      $ 3,113     $ 4,201
                                =======      =======      =======     =======

(a) Primarily a provision for withholding taxes related to intercompany interest.

The following reconciles the amount which would be provided by applying the 35% federal statutory rate to net income (loss) before income taxes to the federal income taxes actually provided (in thousands):

                                                             Company                           Predecessor
                                                 ---------------------------------    ------------------------------
                                                    Year Ended     August 13 to      January 1 to     Year Ended
                                                   December 31,    December 31,       August 12,     December 31,
                                                       1999            1998              1998            1997
------------------------------------------------ --------------- ----------------- ---------------- ----------------
Provision (benefit) assuming federal
   statutory rate ..............................     $(6,306)         $   648          $(5,907)        $(3,235)
Puerto Rico withholding tax, net of federal
   benefit .....................................       1,214            1,083            1,720           2,466
State and other taxes, net of federal benefit...        (523)             146              304             265
Goodwill .......................................       1,751              684               --              --
Other ..........................................        (603)             139            2,761             216
Change in valuation allowance ..................          --           (1,321)           4,235           4,489
                                                     -------           -------         -------         -------
Total income tax (benefit) provision ...........     $(4,467)         $ 1,379          $ 3,113         $ 4,201
                                                     =======           =======         =======         =======

TELEMUNDO HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
--------------------------------------------------------------------------------

The tax effects comprising the Company's net deferred taxes are as follows (in thousands):

     December 31                                                   1999           1998
     -----------------------------------------------------------------------------------
     Deferred Tax Assets:
           Net operating loss carryforwards ("NOLs") ......     $ 101,072      $  96,257
           Allowance for doubtful accounts ................         2,808          2,597
           Senior Discount Notes original issue discount ..         8,172          2,139
           Other ..........................................         6,913          4,855
                                                                ---------      ---------
                                                                  118,965        105,848
           Valuation allowance ............................       (40,039)       (34,683)
                                                                ---------      ---------
                                                                   78,926         71,165
                                                                ---------      ---------

     Deferred Tax Liabilities:
           Amortization of FCC broadcast licenses and other
               identifiable intangibles ...................      (146,117)      (150,603)
           Accelerated depreciation .......................        (2,789)        (2,374)
                                                                ---------      ---------
                                                                 (148,906)      (152,977)
                                                                ---------      ---------

     Net deferred tax liability ...........................     $ (69,980)     $ (81,812)
                                                                =========      =========

Limitations imposed by Section 382 of the Internal Revenue Code limit the amount of NOLs incurred prior to August 12, 1998 which will be available to offset the Company's future U.S. taxable income. Accordingly, a valuation allowance has been established to offset the NOLs that the Company will be unable to utilize.

The Company has NOLs expiring as follows (in thousands):

                                                Commonwealth of
                        U.S.                      Puerto Rico
           -----------------------          ----------------------

           2001..........  $11,947          2000.......... $ 1,448
           2002..........   43,317          2001..........   1,931
           2003..........   31,227          2002..........     313
           2004..........    6,294          2004..........      21
           2005..........   31,855                         -------
           2006..........   27,012                         $ 3,713
           2007..........    8,779                         =======
           2008..........      289
           2009..........   10,843
           2010..........   24,337
           2011..........    8,363
           2017..........    8,042
           2018..........   43,142
                          --------
                          $255,447
                          ========

TELEMUNDO HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
--------------------------------------------------------------------------------

The Company also has state tax NOLs in various jurisdictions.

The Company paid $5.4 million and the Predecessor paid $708,000 for withholding taxes related to operations in Puerto Rico in 1999 and 1997, respectively. The Company paid federal and state income and franchise taxes of $330,000 and $210,000 during 1999 and the period August 13 to December 31, 1998, respectively. In addition, the Predecessor paid state income and franchise and foreign withholding taxes of $185,000 and $289,000 for the period January 1 to August 12, 1998 and the year 1997, respectively.

8.   COMMON STOCK

Holdings has one class of common stock. Each share of common stock entitles the holder to one vote on all matters brought before the Annual Meeting of Stockholders.

In connection with the Merger, Station Partners, LLC, Sony Pictures and Liberty (the "Initial Stockholders") entered into a Stockholders Agreement (the "Stockholders Agreement") pursuant to which the Initial Stockholders agreed to elect nine directors to the Board of Directors of Holdings, of which four directors are designated by Station Partners, LLC, two directors are designated by Sony Pictures, one director is nominated by Liberty, subject to the approval of a majority of the outstanding shares of common stock of the Company held by stockholders other than Liberty, and two directors are designated as independent. One of the independent directors is nominated by Station Partners, LLC subject to the approval of Liberty and Sony Pictures, and the other independent director is nominated by Liberty and Sony Pictures, subject to the approval of Station Partners, LLC.

9.   EMPLOYEE RETIREMENT AND INCENTIVE PLANS

The Company maintains qualified defined contribution retirement and savings plans for its U.S. employees. The Company's contributions to these plans totaled $662,000, $253,000, $632,000 and $549,000 for 1999, the periods August 13 to
December 31, 1998, January 1 to August 12, 1998 and 1997, respectively. As a result of the Network Sale, the Company is no longer responsible for retirement benefit costs associated with Network Company employees.

The Company's television station in Puerto Rico-WKAQ, maintains a defined benefit pension plan which covers substantially all of its non-union employees. WKAQ's policy is to fund pension costs as they accrue pursuant to ERISA guidelines. For employees with one or more years of service, WKAQ's plan provides pension benefits which are computed based on each employee's annual compensation up to $160,000 for 1999 and 1998.

TELEMUNDO HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
--------------------------------------------------------------------------------

The following table sets forth the funded status of WKAQ's plan and the amounts in the Company's balance sheets as of December 31, 1999 and 1998 (in thousands):

                                                         1999          1998
                                                       -------       -------
Change in Benefit Obligation:

Benefit obligation at beginning of year ..........     $ 4,625       $ 3,876
Service cost .....................................         189           490
Interest cost ....................................         319           217
Assumption change ................................           -           199
Benefits paid ....................................        (144)         (157)
                                                       -------       -------
Benefit obligation at end of year ................     $ 4,989       $ 4,625
                                                       =======       =======

Change in Plan Assets:

Fair value of plan assets at beginning of year....     $ 5,257       $ 5,086
Actual return on plan assets .....................         467           193
Employer contributions ...........................           -           135
Benefits paid ....................................        (144)         (157)
                                                       -------       -------
Fair value of plan assets at end of year .........     $ 5,580       $ 5,257
                                                       =======       =======

Funded Status ....................................     $   591       $   632
Unrecognized net asset existing at January 1, 1987        (152)         (211)
Unrecognized net actuarial loss ..................          35            35
Unrecognized prior service cost ..................         339           379
                                                       -------       -------
Prepaid benefit cost .............................     $   813       $   835
                                                       =======       =======

Weighted-average assumptions as of December 31:
Discount rate ....................................         7.0%          7.5%
Expected return on plan assets ...................         9.0%          9.0%
Rate of compensation increase ....................         5.0%          5.0%

Components of net periodic benefit cost:

Service cost .....................................     $   189       $   490
Interest cost ....................................         319           217
Expected return on plan assets ...................        (467)         (193)
Amortization of prior service costs ..............          39            39
Amortization of initial asset ....................         (58)          (58)
                                                       -------       -------
Net periodic benefit cost ........................     $    22       $   495
                                                       =======       =======

10.  CONTINGENCIES AND COMMITMENTS

     The Company and its subsidiaries are involved in a number of actions arising out of the ordinary course of business and are contesting the allegations of the complaints in each pending action and believe, based on current knowledge, that the outcome of all such actions will not have a material adverse effect on the Company's consolidated results of operations or financial condition.

TELEMUNDO HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
--------------------------------------------------------------------------------

The Company is obligated under various leases, some of which contain renewal options and provide for cost escalation payments. At December 31, 1999, future minimum rental payments under such leases are as follows (in thousands):

                                                            Operating
                                                              Leases
                                                             -------
     2000...........................................        $  2,770
     2001...........................................           2,690
     2002...........................................           2,410
     2003...........................................           2,251
     2004 ..........................................           2,202
     2005 and later.................................           3,853
                                                             -------
     Total minimum lease payments...................         $16,176
                                                             =======

Rent expense was $3,759,000, $951,000, $2,259,000 and $3,881,000 for 1999, the
periods August 13 to December 31, 1998, January 1 to August 12, 1998 and for 1997, respectively. In connection with the Network Sale, the Company is not responsible for rent costs associated with Network Company facilities.

The Company has employment agreements with certain officers pursuant to which the Company has commitments for compensation through 2002, which also provide for compensation in the event such officers' employment is terminated under certain circumstances.

The Company has contracted for certain audience measurement services in the U.S. and Puerto Rico. The Company is committed to pay $4,058,000, $916,000, $733,000 and $784,000 in 2000, 2001, 2002 and 2003, respectively, for these services.

The Company has certain programming contracts for which the Company is committed to pay $1,750,000 in each of 2000 through 2003 and $208,000 in 2004 for these services.

As a result of the Affiliation Agreement, the Company relies solely on the Network Company for all of its network programming and is dependent, to a significant extent, on the ability of the Network Company to generate advertising revenues. The Spanish-language television market shares for the Company's stations is dependent upon the Network Company's ability to produce or acquire and distribute programming which attracts significant viewership levels. If the programming provided by the Network Company fails to attract viewers, each of the Company's and the Network Company's ability to attract advertisers and generate revenues and profits will be impaired. There can be no assurance that the programming provided by the Network Company will achieve or maintain satisfactory viewership levels or that the Company or the Network Company will be able to generate significant advertising revenues.

11.  TRANSACTIONS WITH AFFILIATES

Apollo Investment and Bastion, through Station Partners, LLC, are significant shareholders of the Company. Apollo Investment may be deemed to be an affiliate of TLMD Partners II, L.L.C., a significant shareholder of Telemundo prior to the Merger. Bastion was a significant shareholder of Telemundo prior to the Merger.

Sony Pictures and Liberty, through their subsidiaries, own the Network Company and are significant shareholders of the Company. Pursuant to the revenue sharing arrangement under the Affiliation Agreement, the Company recorded $24.9 million and $8.0 million in incremental net revenue for 1999 and the period August 13 to December 31, 1998, the outstanding portion of which is included in Due from Network Company, net. In addition, pursuant to other contractual arrangements, the Network Company pays certain costs on behalf of the Company and the Company pays certain costs on behalf of the Network Company, which are fully reimbursed. The Company believes these costs to be at fair value and are included in Due from Network Company, net.

The Predecessor paid compensation pursuant to an affiliation agreement of approximately $923,000 and $1,433,000 for the period January 1 to August 12, 1998 and for 1997, respectively, to a broadcast television station affiliate in which the Chairman and Chief Executive Officer of the Company has a financial interest.

The Company purchases broadcast equipment in the normal course of its business from various equipment suppliers, including Sony Corporation of America and related companies ("Sony"), which are affiliates of Sony

TELEMUNDO HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
--------------------------------------------------------------------------------

Pictures. The Company purchased approximately $3.1 million and $1.4 million of equipment from Sony in 1999 and the period August 13 to December 31, 1998, respectively, and believes these purchases to be at fair market value.

12.      FINANCIAL INSTRUMENTS

Pursuant to the Financial Accounting Standards Board Statement No. 107, "Disclosures about Fair Values of Financial Instruments," the estimated fair values of the Company's financial instruments are summarized as follows (in thousands):

                                              December 31, 1999             December 31, 1998
                                       -----------------------------   -----------------------------
                                       Carrying Amount    Fair Value   Carrying Amount    Fair Value
                                       ---------------    ----------   ---------------  ------------
Cash and cash equivalents ............     $  7,204        $  7,204      $  8,680         $  8,680
Accounts receivable, net .............       30,487          30,487        30,768           30,768
Interest rate swap contracts..........           --          11,131            --              571
Accounts payable and accrued..........       39,149          39,149        35,648           35,648
Long-term debt:
    Credit Facilities ................      256,000         256,000       269,000          269,000
    Senior Discount Notes ............      146,126         133,491       130,657          124,716
    10.5% Senior Notes ...............          305             305           295              295

The carrying amounts reported in the consolidated balance sheet for cash and cash equivalents, accounts receivable, accounts payable and accrued approximate fair value because of the short-term maturity of these financial instruments. The Credit Facilities approximate fair value because it is a variable rate instrument. Estimated fair values for the Senior Discount Notes and the interest rate swap contracts are based upon market prices. Estimated fair value for the 10.5% Notes is based upon the face amount of such notes.