Form 10-K405, Exhibit 13
period 2000-12-31
TELEMUNDO HOLDING INC
filed 2001-04-02
CIK 1069901

EXHIBIT 13.1

           TELEMUNDO HOLDINGS, INC. 2000 ANNUAL REPORT TO STOCKHOLDERS

TELEMUNDO HOLDINGS, INC. AND SUBSIDIARIES

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

(In thousands)

                                                    Company (a)                             Predecessor (b)
                                     ----------------------------------------    ----------------------------------
                                                                 August 13       January 1
                                     Year ended December 31,         to             to        Year ended December 31,
                                     -----------------------     December 31,    August 12,   -----------------------
                                       2000          1999           1998           1998          1997         1996
                                     --------      ---------     ------------    ----------   ---------    ----------
Statement of Operations Data:
Net revenue .......................  $ 199,684     $ 165,534     $  68,667     $ 124,671     $ 197,588     $ 202,713
Operating income ..................     38,923        20,377        17,075         3,595        16,121        29,306
Merger related expenses ...........         --            --            --        (5,506)       (1,707)           --
Interest expense, net .............    (37,719)      (36,447)      (14,618)      (13,067)      (20,849)      (18,920)
Minority interest .................     (1,768)       (1,475)         (606)       (1,898)       (2,808)       (2,125)
Income (loss) before
  extraordinary item ..............     (3,577)      (13,551)          472       (19,989)      (13,444)       (1,179)
Extraordinary item --
  extinguishments of debt .........         --            --            --            --            --       (17,243)
Net income (loss) .................     (3,577)      (13,551)          472       (19,989)      (13,444)      (18,422)
Dividends declared on common
    shares ........................         --            --            --            --            --            --
Balance Sheet Data
  (at end of period):                               Company (a)                                   Predecessor (b)
                                     ----------------------------------------                ----------------------
Working capital ...................  $  14,528     $   6,862     $  15,619                   $  44,177     $  44,769
Broadcast licenses and
  other intangible assets, net ....    614,136       621,585       650,907                     128,366       132,831
Total assets ......................    761,360       746,886       771,398                     290,086       295,560
Long-term debt, net of current
   portion ........................    400,199       396,962       398,889                     189,081       179,695
Stockholders' equity ..............    212,050       200,934       214,485                      29,909        42,893


(a) Historical financial data for Telemundo Holdings, Inc. ("Holdings") has not been provided for periods prior to August 13, 1998 as Holdings did not have any operations or account balances prior to the Merger (as defined in (b) below).

(b) On August 12, 1998, TLMD Acquisition Co., a wholly-owned subsidiary of Holdings, acquired all the equity interests of Telemundo Group, Inc. ("TGI") and was merged with and into TGI, whereby TGI became a wholly-owned subsidiary of Holdings (the "Merger"). The purchase method of accounting was used to record assets acquired and liabilities assumed. As a result of the Merger and related transactions, the accompanying financial statements of the Predecessor (for purposes of the financial statements and related notes, the term "Predecessor" refers to TGI for periods prior to August 13,
     1998) and the Company are not comparable in all material respects and are separated by a line, since the financial statements report financial position, results of operations, and cash flows of these two separate entities.

TELEMUNDO HOLDINGS, INC. AND SUBSIDIARIES

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF
OPERATIONS AND FINANCIAL CONDITION
--------------------------------------------------------------------------------

Introduction

Telemundo Holdings, Inc. ("Holdings", and collectively with its subsidiaries, the "Company") is one of two national Spanish-language television broadcast companies currently operating in the United States. The Company owns and operates eight full-power UHF television stations serving the following Hispanic Market Areas ("Market Areas" refers to Designated Market Area, a term developed by Nielsen Media Research, Inc. and used by the television industry to describe a geographically distinct television market) in the United States--Los Angeles, New York, Miami, San Francisco, Chicago, Houston, San Antonio and Denver. Seven of these stations serve the seven largest Hispanic Market Areas in the United States. Four of these markets are among the five largest general Market Areas in the United States. The Company also owns and operates the leading full-power VHF television station and related production facilities in Puerto Rico and 17 domestic low-power television stations.

The Company's stations broadcast a wide variety of network programming, including telenovelas (soap operas), talk shows, movies, entertainment programs, national and international news, sporting events, children's programming, music, comedy and dramatic series. In addition, the Company supplements its network programming with local programming focused on local news and community events. Network programming is provided 24-hours a day to the Company's U.S. stations by Telemundo Network Group LLC (the "Network Company"), an affiliate of the Company. The Company's Puerto Rico station, WKAQ, broadcasts a similar variety of programs. However, while WKAQ airs certain of the Network Company's programming, a substantial amount of its programming is either internally developed and produced, or acquired directly by the station from third party producers unrelated to the Network Company. Including the Company's owned and operated stations, the Network Company currently serves 65 markets in the United States, including 45 of the 46 largest Hispanic markets, and reaches approximately 87% of all U.S. Hispanic households.

Holdings was originally formed as a holding company in connection with the August 1998 acquisition of Telemundo Group, Inc. and its subsidiaries ("TGI") by Liberty Media Corporation (together with its subsidiaries, "Liberty"), Sony Pictures Entertainment Inc. (together with its subsidiaries, "Sony Pictures") and Station Partners, LLC ("Station Partners") (the "Merger"). The former stockholders of Holdings consummated a restructuring of interests on December 15, 2000 (the "Restructuring"). As part of the Restructuring, each of Sony Pictures, Station Partners and Liberty contributed, among other things, all of their capital stock in Holdings to Telemundo Communications Group, Inc. ("TCG"), a Delaware corporation, in exchange for shares of common stock of TCG. In connection with the Restructuring, Holdings' voting interests are now beneficially owned indirectly through ownership of voting interests of TCG, by Bron-Villanueva Capital, LLC ("BV Capital"), Sony Pictures, Liberty and Station Partners. Station Partners is currently owned by Council Tree Hispanic Broadcasters II, L.L.C. ("Council Tree") and by Bastion Capital Fund, L.P. ("Bastion") through its subsidiary, BCF Media, LLC, a Delaware limited liability company ("BCF"). Bastion is an affiliate of BV Capital. Liberty's interest in TCG is subject to an irrevocable proxy, subject to certain conditions, in favor of Station Partners to vote all of the shares of common stock of TCG beneficially owned by Liberty.

As a part of the Restructuring, Council Tree purchased all of Apollo Investment Fund III, L.P.'s ("Apollo") membership interests in Station Partners. Also in connection with the Restructuring, Council Tree (through an affiliate) contributed KMAS-TV ("KMAS"), valued at $15 million, Channel 24, Steamboat Springs, Colorado, KSBS-LP, Channel 67 Denver, Colorado, KMAS-LP, Channel 63, Estes Park, Colorado and K34FB Channel 34, Pueblo, Colorado (collectively, the "Denver Stations") to Station Partners, which subsequently contributed the Denver Stations to the Company.

As a result of the Restructuring, TCG, through its subsidiary, Telemundo Network Interest, Inc. ("TNI"), acquired 67% of the membership interests in the Network Company, all of whose membership interests were previously owned by Liberty and Sony Pictures. Specifically, Liberty contributed, through the contribution of 100% of the capital stock of one of its subsidiaries to TCG, 50% of the outstanding membership interests of the Network Company in exchange for shares of TCG. In addition, Sony Pictures contributed, through a subsidiary, 17% of the outstanding membership interests of the Network Company to TCG in exchange for shares of TCG. As a result, Sony Pictures retained 33% of the Network Company's membership interests and TCG is the managing member of the Network Company.

In connection with the Merger, the Network Company entered into an affiliation agreement with the Company and related affiliation agreements with the Company's stations (collectively, the "Affiliation Agreement"), pursuant to which the Network Company provides network programming to the Company, and the Company and the Network Company pool and share advertising revenue pursuant to a revenue sharing arrangement. Pursuant to the Affiliation Agreement, the Company receives a formula-based share of pooled advertising revenue generated by the Company and the Network Company. The following revenue sources (collectively, the "Aggregate Net Advertising Receipts") are included in the pooled revenue: (i) 61% of the net advertising revenue received by the Network Company pursuant to the sale of network advertising and (ii) 100% of the net advertising revenue received by the Company (excluding WKAQ in Puerto Rico) from the sale of local and national spot advertising time. The pooled revenue is shared between the Company and the Network Company, with the Company's share based on the following formula for the first year of the agreement: (i) 80% of the first $130 million of Aggregate Net Advertising Receipts; plus (ii) 55% of the incremental Aggregate Net Advertising Receipts above $130 million up to $230 million; plus (iii) 45% of the incremental Aggregate Net Advertising Receipts above $230 million. After the first year, the threshold levels (i.e., $130 million and $230 million) increase 3% annually.

TELEMUNDO HOLDINGS, INC. AND SUBSIDIARIES

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF
OPERATIONS AND FINANCIAL CONDITION (Continued)
--------------------------------------------------------------------------------

The Company incurs non-network marketing/promotional expenditures, programming expenditures and capital expenditures for its stations. All network programming costs are borne by the Network Company. As part of the Affiliation Agreement, the Network Company and the Company agreed, subject to various conditions, to incur certain programming, marketing/promotional and capital expenditures in each year. These expenditures may be reduced or eliminated based on financial tests, which assume such expenditures produce positive financial results (i.e., incremental revenue). The Company can also elect to incur a portion of such expenditures in a subsequent year.

The following discussion and analysis of results of operations and financial condition should be read in conjunction with the Company's consolidated financial statements and related notes. Except for historical information contained herein, certain matters discussed are "forward-looking statements" within the meaning of section 27A of the Securities Act of 1933 and section 21E of the Securities Exchange Act of 1934. Forward-looking statements are not guarantees of future performance and are subject to certain risks and uncertainties, including (without limitation) those risks associated with operating in a competitive market; effect of national and local economic conditions; the Company's outstanding indebtedness and debt leverage; restrictions imposed by the terms of the Company's indebtedness; changes in advertising revenue which are caused by changes in national and local economic conditions; the relative popularity of the Network Company's and the Company's programming; the demographic characteristics of the Company's markets; the impact of the 2000 Census on the Company's markets and other factors outside the Company's control; future capital requirements; the impact of competition; the ability of third party program suppliers to produce quality programming; including its impact on market share and advertising revenue in each of the Company's markets; the strength or weakness of the advertising market; the cost of programming; changes in technology and standards in the Company's industry; the loss of key employees; the ability to attract and retain qualified personnel; the modification or termination of the Affiliation Agreement; the impact of litigation; the ability to retain the licenses issued by the Federal Communications Commission ("FCC Licenses") and the impact of current or pending legislation and regulations, including Federal Communications Commission ("FCC") rulemaking proceedings; business disruptions including catastrophic events; increases in the costs and the impact of potential utility interruptions and other factors which may be described from time to time in filings of the Company with the Securities and Exchange Commission. The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future events or developments.

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

TELEMUNDO HOLDINGS, INC. AND SUBSIDIARIES

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF
OPERATIONS AND FINANCIAL CONDITION (Continued)
--------------------------------------------------------------------------------

Transactions Affecting Comparability of Results of Operations and Financial Condition

Pursuant to the Merger, TGI became a wholly-owned subsidiary of Holdings on August 12, 1998. The purchase method of accounting was used to record assets acquired and liabilities assumed. In connection with the Merger, TGI sold its network operations (the "Network Sale"), which consisted of substantially all of the programming and production assets and the related liabilities of the TGI network, to the Network Company. As a result of the Merger and related transactions, the accompanying financial statements of the Predecessor (for purposes of MD&A, the term "Predecessor" refers to TGI prior to the Merger and related transactions) and the Company are not comparable in all material respects and are separated by a line, since the financial statements to which MD&A relates, report financial position, results of operations and cash flows of these two separate entities.

Results of Operations

The 1998 Combined Periods (as defined below), which reflect the impact of the Merger and related transactions are not comparable to the years ended 2000 and 1999. Net revenue for each of the three years in the period ended December 31, 2000 was as follows (in thousands):

                                       Year Ended                Year Ended               Year Ended
                                       December 31,              December 31,             December 31,
                                          2000        Change        1999        Change      1998 (a)
                                        --------     --------     --------     --------     --------
Local .............................     $119,996       21 %       $ 98,973        7 %       $ 92,145
Network and national spot .........       41,384       74 %         23,828      (63)%         65,219
Incremental revenue from
   Affiliation Agreement ..........       26,116                    24,870                     8,011
Other revenue .....................       12,188      (32)%         17,863      (36)%         27,963
                                        --------                  --------                  --------
Net revenue .......................     $199,684       21 %       $165,534      (14)%       $193,338
                                        ========                  ========                  ========

(a) The aggregate of the period from August 13 to December 31, 1998 and the period from January 1 to August 12, 1998 (Predecessor) (the "1998 Combined Periods").

Local revenue at the Company's domestic television stations increased by 39% in 2000 from the prior year. This was primarily the result of significant increases in audience share at the Company's stations, continued growth in the local Spanish-language television markets and improvement and increases in sales personnel. Local revenue for the U.S. stations increased marginally in 1999 from the prior year, where strong growth in the local Spanish-language television markets more than offset an overall decline in audience share. Local revenue at WKAQ-Puerto Rico increased in 2000 from the prior year primarily as a result of increases in political revenue. Local revenue at WKAQ increased in 1999 from the prior year as a result of WKAQ maintaining its dominant audience share in a mature market.

TELEMUNDO HOLDINGS, INC. AND SUBSIDIARIES

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF
OPERATIONS AND FINANCIAL CONDITION (Continued)
--------------------------------------------------------------------------------

National spot revenue increased 74% in 2000 from the prior year. This was primarily the result of significant increases in audience share at the Company's stations and strong growth in the Spanish-language national spot market, including significant internet related advertising. The decrease in network and national spot revenue in 1999 from the prior year is primarily the result of the Network Sale. Excluding network revenue, national spot revenue would have decreased by 5% in 1999 from the prior year as a result of the decline in overall average audience share.

The Network Company's average share of the Spanish-language television network audience was 18%, 22%, 22% and 21% for the first through fourth quarters of 2000, respectively, and was 13% during the first and second quarters of 1999, 15% during the third quarter of 1999 and 17% during the fourth quarter of 1999. Audience share increases were achieved as a result of various successful programming initiatives. A change in audience share typically has a delayed impact on revenue.

As noted above, during the fourth quarter of 1999 and on a quarterly basis beginning with the first quarter of 2000, audience share levels have increased significantly. In August 1999, the Network Company launched its revised programming schedule. The new schedule included a lineup consisting of telenovelas, original and acquired talk shows, improved sports programming and news programs. These initiatives are reflected in the improvement in audience share beginning in the third and fourth quarters of 1999 and continuing throughout 2000.

Incremental revenue from the Affiliation Agreement represents the share of the pooled revenue pursuant to the Affiliation Agreement in excess of revenue generated by the Company's U.S. stations. The amount of incremental revenue recognized in any period is impacted by the timing of the attainment of the Aggregate Net Advertising Receipts thresholds discussed above.

Other revenue decreased by 32% in 2000 from the prior year which was primarily the result of the elimination of local and national blocks of broadcast time in the U.S. sold to independent programmers at the end of the second quarter of 2000. Other revenue decreased by 36% in 1999 from the prior year primarily due to a decrease in the sale of blocks of broadcast time to independent programmers, the elimination of international program sales and affiliate revenue as a result of the Network Sale.

Direct operating costs increased by 11% in 2000 from the prior year. This was primarily the result of an increase in station programming and production expenses related to costs incurred to produce and acquire programming at WKAQ and produce local news in the U.S. Direct operating costs decreased by 27% in 1999 from the prior year as a result of the Network Sale. Excluding those costs relating to the TGI network, direct operating costs would have increased by 12% in 1999 from the prior year. This was primarily attributed to increases in local news expenditures and increases in programming and production costs at WKAQ. As discussed above, pursuant to the Affiliation Agreement, the Network Company bears all network programming costs. The Company incurs non-network programming expenditures in connection with its stations, including all programming expenditures for WKAQ.

Selling, general and administrative expenses increased by 14% in 2000 from the prior year. This was primarily the result of an increase in advertising and promotional expenditures, enhancing and increasing the Company's sales force and increases in audience measurement services. Selling, general and administrative expenses increased by 14% in 1999 from the prior year. This was primarily the result of an increase in advertising and promotional expenditures and contractual increases in audience measurement services.

Corporate expenses decreased by $275,000 in 2000 from the prior year. This was the result of a decrease in certain third-party consulting fees. Corporate expenses decreased by $125,000 in 1999 from the prior year. This was primarily the result of a reduction in corporate staffing in connection with the Merger and lower performance-based compensation, offset in part by the classification of certain functions as corporate expenses that were classified as network expenses prior to the Merger, such as corporate engineering, human resources and management information systems.

TELEMUNDO HOLDINGS, INC. AND SUBSIDIARIES

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF
OPERATIONS AND FINANCIAL CONDITION (Continued)
--------------------------------------------------------------------------------

Depreciation and amortization increased by 9% in 2000 from the prior year. This was primarily a result of additions to property and equipment during 2000, including those relating to upgrading certain stations to a digital technology platform. Depreciation and amortization increased by 44% in 1999 from the prior year. This was primarily a result of the additional amortization of broadcast licenses and other intangible assets recorded as a result of applying the purchase method of accounting to the Merger.

Merger related expenses include investment banking, legal, accounting and other costs incurred through August 12, 1998 in connection with the Merger.

Interest expense increased by 3% in 2000 from the prior year as a result of accretion on the Company's $218.8 million Senior Discount Notes Due 2008 which were issued at a discount and structured to produce a yield to maturity of 11.5% per annum (the "Senior Discount Notes"), offset in part by lower interest expense related to interest accrued and paid on the Company's credit facilities providing for aggregate borrowings of up to $350.0 million (the "Credit Facilities"). The Credit Facilities had an average interest rate of 7.39% and 7.23% during 2000 and 1999, respectively. Interest expense increased by 32% in 1999 from the prior year as a result of the restructuring of the Company's capital structure which included an increase in the Company's outstanding debt from that of the Predecessor. Interest expense was offset by interest income of $334,000, $345,000, $197,000, and $180,000 for 2000, 1999, the period August 13 to December 31, 1998 and for the period January 1 to August 12, 1998, respectively.

The income tax provision in 2000 results primarily from current Puerto Rico withholding taxes related to intercompany interest, Puerto Rico, federal and state income taxes, offset in part by a deferred net benefit for federal, state and Puerto Rico income taxes resulting from the tax effect of the reversal of temporary differences and the utilization of net operating losses ("NOLs"). The income tax benefit in 1999 results primarily from the tax effect of the reversal of federal and state deferred temporary differences, offset in part by a deferred provision resulting from the utilization of Puerto Rico NOLs and a current provision for federal and state income and franchise taxes, Puerto Rico income and withholding taxes related to intercompany interest. The Company is in a NOL position for federal income tax purposes. The Company's use of its NOLs are subject to certain limitations imposed by Section 382 of the Internal Revenue Code and their use will be limited.

Minority interest represents the accounting impact of distributions to the 25.5% partner in Video 44, which is based on a minimum preferred distribution to such partner. Video 44 is a partnership that owns and operates WSNS-Chicago.

Liquidity and Sources of Capital

Cash flows provided from operating activities were $37.8 million for 2000, $31.0 million for 1999 and $34.3 million for the 1998 Combined Periods. The increase in 2000 from the prior year is primarily the result of the increase in operating income before depreciation and amortization offset in part by changes in certain asset and liability accounts. The decrease in 1999 from the prior year is primarily the result of changes in certain asset and liability accounts, including the collection of network operations receivables in 1998, and the change in deferred taxes, offset in part by the increase in operating income before depreciation and amortization.

The Company had working capital of $14.5 million at December 31, 2000.

Capital expenditures of approximately $22.1 million were made during 2000 for the replacement and upgrading of equipment and upgrading of facilities, including upgrading stations to a digital technology platform. The Company expects to incur capital expenditures of approximately $20.0 million in 2001 related to the continued conversion to digital technology as well as regular maintenance capital spending.

TELEMUNDO HOLDINGS, INC. AND SUBSIDIARIES

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF
OPERATIONS AND FINANCIAL CONDITION (Continued)
--------------------------------------------------------------------------------

The Company's principal sources of liquidity are cash from operations and a $150 million revolving credit facility with a final maturity of September 30, 2005 (the "Revolving Credit Facility"). The Company plans on financing cash needs through cash generated from operations and the Revolving Credit Facility, under which there was $47 million outstanding at December 31, 2000.

The Credit Facilities consist of a $25 million amortizing term loan with a final maturity of September 30, 2005 (the "Tranche A Term Loan"), a $175 million amortizing term loan with a final maturity of March 31, 2007 (the "Tranche B Term Loan") and the Revolving Credit Facility.

The Tranche A Term Loan amortizes quarterly, beginning December 31, 1999, with scheduled principal repayments increasing each year. The Tranche B Term Loan requires equal quarterly principal repayments which began in December 31, 1999, with a $162.3 million balloon payment due March 31, 2007. The Revolving Credit Facility has scheduled annual reductions in availability beginning December 31, 2001.

The Credit Facilities require mandatory prepayments under certain circumstances related to an asset sale, an equity issuance or the incurrence of additional indebtedness. In addition, the Company is required to prepay outstanding principal within 90 days of year end, beginning December 31, 2000, in an amount equal to 75% of excess cash flow (as defined in the Credit Facilities) if the Company's ratio of total debt to EBITDA (as defined in the Credit Facilities) is greater than or equal to five to one, less $5 million. If the Company's ratio of total debt to EBITDA is less than five to one, the Company is required to pay outstanding principal in an amount equal to 50% of "excess cash flow", less $5 million. No principal payments pursuant to this provision were required for 2000. The Company can prepay the Credit Facilities at any time. Prepayments are allocated pro-rata to the Tranche A Term Loan and the Tranche B Term Loan in the inverse order of maturity.

TGI entered into two floating for fixed interest rate swap transactions, fixing a 5.145% London Interbank Offered Rates ("LIBOR") equivalent interest rate on $100 million principal amount, effective from September 29, 1998 to August 13, 2003 and a 5.135% LIBOR equivalent interest rate on $100 million principal amount, effective from December 10, 1998 to August 13, 2003. Pursuant to the Credit Facilities, TGI was required to hedge the interest rate on 50% of the outstanding Tranche A and Tranche B Term Loans through August 13, 2000.

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

Statements of Financial Accounting Standards ("SFAS") 133, Accounting for Derivative Instruments and Hedging Activities, as amended

TELEMUNDO HOLDINGS, INC. AND SUBSIDIARIES

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF
OPERATIONS AND FINANCIAL CONDITION (Continued)
--------------------------------------------------------------------------------

by SFAS 137, Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No. 133, and SFAS 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities, is effective for the Company as of January 1, 2001. SFAS 133 requires that an entity recognize all derivatives as either assets or liabilities measured at fair value. The accounting for changes in the fair value of a derivative depends on the use of the derivative. Gains and losses resulting from changes in the values of those derivatives would be accounted for as either components of earnings or other comprehensive income depending on the use of the derivative and whether it qualifies for hedge accounting. The Company will adopt SFAS Nos. 133 and 138 on January 1, 2001. Adoption of these new accounting standards will have no immediate effect on net income, and will result in an increase in financial assets and other comprehensive income of approximately $3.5 million as of January 1, 2001.

On February 9, 2001, the Company entered into a definitive agreement to purchase the independent full-power Spanish-language television station KWHY-TV, Channel 22, in Los Angeles and its related low-power television station, KWHY-LP (collectively, "KWHY") for approximately $239.0 million (the "KWHY Acquisition"). The KWHY Acquisition is subject to the approval of the FCC and the satisfaction of certain other conditions. The Company anticipates that it will fund the KWHY Acquisition through a combination of an equity contribution from TCG and borrowings to be obtained in connection with a refinancing of the Company's existing Credit Facilities.

On February 8, 2001, Holdings entered into a letter agreement with Credit Suisse First Boston ("CSFB") pursuant to which CSFB has committed to provide $500.0 million senior secured credit facilities (the "Refinanced Credit Facilities"), and to structure, arrange and syndicate the Refinanced Credit Facilities. The closing of the Refinanced Credit Facilities is subject to satisfaction to customary conditions precedent, including the absence of material adverse changes in financial, banking or capital market conditions.

TELEMUNDO HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands)

                                                                            Company                     Predecessor
                                                          --------------------------------------------  ------------
                                                            Year ended     Year ended    August 13 to   January 1 to
                                                           December 31,   December 31,   December 31,    August 12,
                                                               2000           1999           1998           1998
--------------------------------------------------------------------------------------------------------------------
Net revenue .............................................    $ 199,684      $ 165,534      $  68,667      $ 124,671
                                                             ---------      ---------      ---------      ---------
Costs and expenses:
  Direct operating costs ................................       69,283         62,511         22,109         63,861
  Selling, general and administrative expenses ..........       54,923         48,325         16,921         25,515
  Network expenses ......................................           --             --             --         18,546
  Corporate expenses ....................................        5,652          5,927          1,922          4,130
  Depreciation and amortization .........................       30,903         28,394         10,640          9,024
                                                             ---------      ---------      ---------      ---------
                                                               160,761        145,157         51,592        121,076
                                                             ---------      ---------      ---------      ---------

Operating income ........................................       38,923         20,377         17,075          3,595

Merger related expenses .................................           --             --             --         (5,506)
Interest expense, net ...................................      (37,719)       (36,447)       (14,618)       (13,067)
Other income (expense), net .............................          235           (473)            --             --
                                                             ---------      ---------      ---------      ---------
Income (loss) before income taxes and
  minority interest .....................................        1,439        (16,543)         2,457        (14,978)
Income tax benefit (provision) ..........................       (3,248)         4,467         (1,379)        (3,113)
Minority interest .......................................       (1,768)        (1,475)          (606)        (1,898)
                                                             ---------      ---------      ---------      ---------
Net income (loss) .......................................    $  (3,577)     $ (13,551)     $     472      $ (19,989)
                                                             =========      =========      =========      =========

See notes to consolidated financial statements

TELEMUNDO HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In thousands)

                                                                                    December 31,    December 31,
Assets                                                                                  2000           1999
---------------------------------------------------------------------------------------------------------------
Current assets:
    Cash and cash equivalents ...................................................     $   3,284      $   7,204
    Accounts receivable, less allowance for doubtful
       accounts of $8,219 and $7,992 ............................................        37,859         30,487
    Current portion of television programming ...................................         5,109          4,442
    Prepaid expenses and other ..................................................         4,111          3,292
    Due from Network Company, net ...............................................        13,719          7,491
                                                                                      ---------      ---------
             Total current assets ...............................................        64,082         52,916
Property and equipment, net .....................................................        71,067         57,642
Television programming, net of current portion ..................................         1,456          1,270
Other assets ....................................................................        10,619         13,473
Broadcast licenses and other intangible assets, net .............................       614,136        621,585
                                                                                      ---------      ---------
                                                                                      $ 761,360      $ 746,886
                                                                                      =========      =========

Liabilities and Stockholders' Equity
---------------------------------------------------------------------------------------------------------------
Current liabilities:
    Accounts payable and accrued expenses .......................................     $  42,305      $  38,657
    Television programming obligations ..........................................         2,218          1,928
    Current portion of long-term debt ...........................................         5,031          5,469
                                                                                      ---------      ---------
            Total current liabilities ...........................................        49,554         46,054
Long-term debt, net of current portion ..........................................       400,199        396,962
Deferred taxes, net .............................................................        69,738         69,980
Other liabilities ...............................................................        24,192         27,445
                                                                                      ---------      ---------
                                                                                        543,683        540,441
                                                                                      ---------      ---------
Minority interest ...............................................................         5,627          5,511
                                                                                      ---------      ---------
Contingencies and commitments

Stockholders' equity:
   Common Stock, $.01 par value, 10,000 shares authorized and
      outstanding at December 31, 2000 and 1999 .................................            --             --
Additional paid-in capital ......................................................       228,706        214,013
Retained earnings (accumulated deficit) .........................................       (16,656)       (13,079)
                                                                                      ---------      ---------
                                                                                        212,050        200,934
                                                                                      ---------      ---------
                                                                                      $ 761,360      $ 746,886
                                                                                      =========      =========

See notes to consolidated financial statements

TELEMUNDO HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(In thousands, except share data)

                                               Number of Shares Outstanding                        Common Stock
                                           --------------------------------------   ---------------------------------------
                                                         Series A      Series B                   Series A       Series B
                                             Common       Common        Common        Common       Common         Common
                                              Stock        Stock         Stock         Stock        Stock          Stock
                                           -----------  -----------   -----------   -----------   -----------   -----------
 Predecessor:
 Balance, December 31, 1997 ..............          --    7,129,614     3,088,341   $        --   $        71   $        31
 Net loss ................................          --           --            --            --            --            --
 Warrant conversions .....................          --      523,988            --            --             5            --
 Stock conversions .......................          --        1,843        (1,843)           --            --            --
                                           -----------  -----------   -----------   -----------   -----------   -----------
 Balance, August 12, 1998 ................          --    7,655,445     3,086,498            --            76            31

 Company:
 Elimination of former equity
     interests ...........................          --   (7,655,445)   (3,086,498)           --           (76)          (31)
 Common Stock issued in connection
     with the Merger .....................      10,000           --            --            --            --            --
 Distribution in excess of continuing
     shareholder's basis .................          --           --            --            --            --            --
 Net income ..............................          --           --            --            --            --            --
                                           -----------  -----------   -----------   -----------   -----------   -----------
 Balance, December 31, 1998 ..............      10,000           --            --            --            --            --
 Net loss ................................          --           --            --            --            --            --
                                           -----------  -----------   -----------   -----------   -----------   -----------
 Balance, December 31, 1999 ..............      10,000           --            --            --            --            --
 Net loss ................................          --           --            --            --            --            --
 Capital contribution from TCG ...........          --           --            --            --            --            --
                                           -----------  -----------   -----------   -----------   -----------   -----------
 Balance, December 31, 2000 ..............      10,000           --            --   $        --   $        --   $        --
                                           ===========  ===========   ===========   ===========   ===========   ===========
                                                          Retained
                                           Additional     Earnings
                                             Paid-In    (Accumulated  Stockholders'
                                             Capital       Deficit)       Equity
                                           -----------   -----------   -----------
 Predecessor:
 Balance, December 31, 1997 .............. $    71,761   $   (41,954)  $    29,909
 Net loss ................................          --       (19,989)      (19,989)
 Warrant conversions .....................       3,742            --         3,747
 Stock conversions .......................          --            --            --
                                           -----------   -----------   -----------
 Balance, August 12, 1998 ................      75,503       (61,943)       13,667

 Company:
 Elimination of former equity
     interests ...........................     (75,503)       61,943       (13,667)
 Common Stock issued in connection
     with the Merger .....................      273,993           --       273,993
 Distribution in excess of continuing
     shareholder's basis .................     (59,980)           --       (59,980)
 Net income ..............................          --           472           472
                                           -----------   -----------   -----------
 Balance, December 31, 1998 ..............     214,013           472       214,485
 Net loss ................................          --       (13,551)      (13,551)
                                           -----------   -----------   -----------
 Balance, December 31, 1999 ..............     214,013       (13,079)      200,934
 Net loss ................................                    (3,577)       (3,577)
 Capital contribution from TCG ...........      14,693            --        14,693
                                           -----------   -----------   -----------
 Balance, December 31, 2000 .............. $   228,706   $   (16,656)  $   212,050
                                           ===========   ===========   ===========

See notes to consolidated financial statements

TELEMUNDO HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

                                                                                        Company                    Predecessor
                                                                         ---------------------------------------   ------------
                                                                          Year ended    Year ended    August 13    January 1 to
                                                                         December 31,  December 31,  to December    August 12,
                                                                             2000          1999        31, 1998        1998
-------------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:

Net income (loss) ....................................................    $  (3,577)    $ (13,551)    $     472     $ (19,989)
Adjustments to reconcile net income (loss) to net cash
  provided by operating activities:
    Depreciation and amortization ....................................       30,903        28,394        10,640         9,024
    Interest accretion ...............................................       17,267        15,479         5,657         3,732
    Provision for losses on accounts receivable ......................        1,260         1,423           542         1,720
    Minority interest ................................................        1,768         1,475           606         1,898
    Deferred taxes ...................................................         (242)       (6,669)         (605)           --
Changes in assets and liabilities:
    Accounts receivable ..............................................       (7,265)         (126)       13,570         5,956
    Television programming ...........................................         (853)        2,876           167          (462)
    Television programming obligations ...............................          342           625          (909)       (1,684)
    Due from Network Company, net ....................................       (6,228)       (3,867)       (3,624)           --
    Accounts payable, accrued expenses and other .....................        4,393         4,893        (5,837)       13,467
                                                                          ---------     ---------     ---------     ---------
           Net cash provided by operating activities .................       37,768        30,952        20,679        13,662
                                                                          ---------     ---------     ---------     ---------
CASH FLOWS FROM INVESTING ACTIVITY:

Additions to property and equipment, net .............................      (22,123)      (14,608)       (3,506)       (6,569)
                                                                          ---------     ---------     ---------     ---------
           Net cash used in investing activity .......................      (22,123)      (14,608)       (3,506)       (6,569)
                                                                          ---------     ---------     ---------     ---------
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from borrowings under Credit Facilities .....................        2,000         2,000       300,000            --
Payments under Credit Facilities .....................................      (16,468)      (15,000)      (31,000)           --
Proceeds from Equity Contributions ...................................           --            --       273,993            --
Proceeds from issuance of Senior Discount Notes ......................           --            --       125,000            --
Proceeds from Network Sale ...........................................           --            --        73,993            --
Repurchase of Predecessor equity interests ...........................           --            --      (518,282)           --
Repurchase of 10.5% Senior Notes, consent fees and related costs .....           --            --      (217,452)           --
Repayment of other indebtedness and related costs ....................           --            --          (192)           --
Deferred financing costs .............................................           --            --       (14,500)           --
Merger costs .........................................................       (1,475)       (1,527)       (5,791)           --
Proceeds from exercise of options and warrants .......................           --            --            --         3,747
Payments of obligations under capital leases .........................           --            --            --          (424)
Borrowings under Old Credit Facility .................................           --            --            --         7,925
Payments under Old Credit Facility and related costs .................           --            --          (272)      (11,721)
Payments to minority interest partner ................................       (3,622)       (3,293)         (996)       (1,992)
                                                                          ---------     ---------     ---------     ---------
           Net cash used in financing activities .....................      (19,565)      (17,820)      (15,499)       (2,465)
                                                                          ---------     ---------     ---------     ---------
(Decrease) increase in cash and cash equivalents .....................       (3,920)       (1,476)        1,674         4,628
Cash and cash equivalents, beginning of period .......................        7,204         8,680         7,006         2,378
                                                                          ---------     ---------     ---------     ---------
Cash and cash equivalents, end of period .............................    $   3,284     $   7,204     $   8,680     $   7,006
                                                                          =========     =========     =========     =========

See notes to consolidated financial statements

TELEMUNDO HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

1.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business

Telemundo Holdings, Inc. ("Holdings", and collectively with its subsidiaries, the "Company") is one of two national Spanish-language television broadcast companies currently operating in the United States. The Company owns and operates eight full-power UHF television stations serving the following Hispanic Market Areas ("Market Areas" refers to Designated Market Area, a term developed by Nielsen Media Research, Inc. and used by the television industry to describe a geographically distinct television market) in the United States--Los Angeles, New York, Miami, San Francisco, Chicago, Houston, San Antonio and Denver. The Company also owns and operates the leading full-power VHF television station and related production facilities in Puerto Rico. The Company's stations broadcast a wide variety of network programming, including telenovelas (soap operas), talk shows, movies, entertainment programs, national and international news, sporting events, children's programming, music, comedy and dramatic series. Network programming is provided by Telemundo Network Group LLC (the "Network Company"), an affiliate of the Company. In addition, the Company supplements its network programming with local programming focused on local news and community events.

Basis of Presentation

Holdings was originally formed as a holding company in connection with the August 1998 acquisition of Telemundo Group, Inc. and its subsidiaries ("TGI") by Liberty Media Corporation (together with its subsidiaries, "Liberty"), Sony Pictures Entertainment Inc. (together with its subsidiaries, "Sony Pictures") and Station Partners, LLC ("Station Partners") (the "Merger"). The purchase method of accounting was used to record assets acquired and liabilities assumed. As a result of the Merger and related transactions, the accompanying financial statements of the Predecessor (for purposes of the financial statements and related notes, the term ("Predecessor") refers to TGI prior to the Merger and related transactions) and the Company are not comparable in all material respects and are separated by a line, since the financial statements report results of operations and cash flows of these two separate entities.

Principles of Consolidation

The consolidated financial statements include the accounts of Holdings and its subsidiaries for the years ended December 31, 2000, 1999 and the 1998 Combined Periods, respectively. All significant intercompany balances and transactions have been eliminated in consolidation. The operations of the Company's and the Predecessor's 74.5% interest in a joint venture ("Video 44") which owns WSNS-TV, Channel 44 in Chicago, are consolidated with those of the Company and of the Predecessor. The accounting impact of the interest attributable to the partner which owns the remaining 25.5% of Video 44 is reflected as minority interest.

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

TELEMUNDO HOLDINGS, INC. AND SUBSIDIARIES

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

Broadcast Licenses and Other Intangible Assets

Broadcast licenses and other intangible assets represent the Merger consideration not attributable to specific tangible assets at the time of the Merger.

The Company evaluates the recoverability of its investment in long-term tangible and intangible assets in relation to anticipated cash flows on an undiscounted basis. If the estimated future cash flows were projected to be less than the carrying value, an impairment write-down would be recorded based upon fair value.

Revenue Recognition

Revenue for the Company is derived primarily from the sale of advertising time on a national spot and local basis and is net of advertising agency commissions. The Company's revenue is also impacted by the revenue sharing aspect of the Affiliation Agreement (as defined in Note 2). Revenue was derived by the Predecessor from the sale of national spot and local advertising time, the sale of blocks of broadcast time, the sale of advertising time on a network basis, international program sales and also from affiliate representation fees. Revenue is recognized when earned, i.e., when the advertisement is aired. The Company reviews the collectibility of its accounts receivable and adjusts its allowance for doubtful accounts accordingly. During 2000, 1999 and 1998 Combined Periods, no customer accounted for more than 10% of the Company's or the Predecessor's revenue. The Company enters into barter transactions for advertising, which are recorded at the determinable fair value of the advertising surrendered or received in the exchange.

Income Taxes

Income taxes provided reflect the current and deferred tax consequences of events that have been recognized in the consolidated financial statements or tax returns. A valuation allowance is recorded if it is more likely than not that a deferred tax asset will not be realized.

Credit Risk

Financial instruments which potentially subject the Company to concentrations of credit risk are primarily cash and cash equivalents and accounts receivable. Concentrations of credit risk with respect to accounts receivable are limited because of the Company's broad range of advertisers in various geographic regions. The Company performs credit evaluations of its advertisers and provides allowances as deemed necessary.

Segment Reporting

The Company operates in one principal industry segment, television broadcasting. Separate segment disclosures are not applicable.

TELEMUNDO HOLDINGS, INC. AND SUBSIDIARIES

--------------------------------------------------------------------------------

Derivative Financial Instruments

The Company uses derivative financial instruments to manage funding costs and risks associated with changes in interest rates. The derivative instruments used include two interest rate swap contracts. The Company does not use any of these instruments for trading purposes. Statement of Financial Accounting Standards ("SFAS") 133, Accounting for Derivative Instruments and Hedging Activities, as amended by SFAS 137, Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No. 133, and SFAS 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities, is effective for the Company as of January 1, 2001. SFAS 133 requires that an entity recognize all derivatives as either assets or liabilities measured at fair value. The accounting for changes in the fair value of a derivative depends on the use of the derivative. Gains and losses resulting from changes in the values of those derivatives would be accounted for as either components of earnings or other comprehensive income depending on the use of the derivative and whether it qualifies for hedge accounting. The Company will adopt SFAS Nos. 133 and 138 on January 1, 2001. Adoption of these new accounting standards will have no immediate effect on net income, and will result in an increase in financial assets and other comprehensive income of approximately $3.5 million as of January 1, 2001.

The Company's credit risk associated with these derivative contracts is generally limited to the unrealized gain on those contracts with a positive fair market value, should any counterparty fail to perform as contracted. The counterparty to the Company's derivative contracts is a major international financial institution. The Company continually monitors the credit quality of this financial institution and does not expect non-performance by the counterparty.

Interest rate swaps involve the periodic exchange of payments without the exchange of underlying principal or notional amounts. Net payments are recognized as an adjustment to interest.

Recent Accounting Pronouncements

In December 1999, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin No. 101, Revenue Recognition, ("SAB 101"), which provides guidance on the recognition, presentation and disclosure of revenue in financial statements filed with the SEC. SAB 101 outlines the basic criteria that must be met in order to recognize revenue and provides guidance for disclosures related to revenue recognition policies. In June 2000, the SEC issued SAB 101B, Second
Amendment: Revenue Recognition in Financial Statements which extended the effective date of SAB 101 to the fourth quarter of 2000. The adoption of SAB 101 did not have an impact on the Company's consolidated financial statements.

Reclassifications

Certain reclassifications have been made in the prior years' consolidated financial statements to conform with the current year's presentation.

TELEMUNDO HOLDINGS, INC. AND SUBSIDIARIES

--------------------------------------------------------------------------------

2.       MERGER AND RELATED TRANSACTIONS

Holdings was originally formed as a holding company in connection with the August 1998 acquisition of TGI by Liberty, Sony Pictures and Station Partners.

In connection with the Merger, the Network Company entered into an affiliation agreement with the Company and related affiliation agreements with the Company's stations (collectively, the "Affiliation Agreement"), pursuant to which the Network Company provides network programming to the Company, and the Company and the Network Company pool and share advertising revenue pursuant to a revenue sharing arrangement. Pursuant to the Affiliation Agreement, the Company receives a formula-based share of pooled advertising revenue generated by the Company and the Network Company. The following revenue sources (collectively, the "Aggregate Net Advertising Receipts") are included in the pooled revenue: (i) 61% of the net advertising revenue received by the Network Company pursuant to the sale of network advertising and (ii) 100% of the net advertising revenue received by the Company (excluding WKAQ) from the sale of local and national spot advertising time. The pooled revenue is shared between the Company and the Network Company, with the Company's share based on the following formula for the first year of the agreement: (i) 80% of the first $130 million of Aggregate Net Advertising Receipts; plus (ii) 55% of the incremental Aggregate Net Advertising Receipts above $130 million up to $230 million; plus (iii) 45% of the incremental Aggregate Net Advertising Receipts above $230 million. After the first year, the threshold levels (i.e., $130 million and $230 million) increase 3% annually.

The Company incurs non-network marketing/promotional expenditures, programming expenditures and capital expenditures for its stations. All network programming costs are borne by the Network Company. As part of the Affiliation Agreement, the Network Company and the Company agreed, subject to various conditions, to incur certain programming, marketing/promotional and capital expenditures in each year. These expenditures may be reduced or eliminated based on financial tests, which assume such expenditures produce positive financial results (i.e., incremental revenue). The Company can also elect to incur a portion of such expenditures in a subsequent year.

3.       THE RESTRUCTURING AND RELATED TRANSACTIONS

The former stockholders of Holdings consummated a restructuring of interests on December 15, 2000 (the "Restructuring"). As part of the Restructuring, each of Sony Pictures, Station Partners and Liberty contributed, among other things, all of their capital stock in Holdings to Telemundo Communications Group, Inc., a Delaware corporation ("TCG"), in exchange for shares of common stock of TCG. In connection with the Restructuring, Holdings' voting interests are now beneficially owned, indirectly through ownership of voting interests of TCG, by Bron-Villanueva Capital, LLC ("BV Capital"), Sony Pictures, Liberty and Station Partners. Station Partners is currently owned by Council Tree Hispanic Broadcasters II, L.L.C. ("Council Tree") and by Bastion Capital Fund, L.P. ("Bastion") through its subsidiary, BCF Media, LLC, a Delaware limited liability company ("BCF"). Bastion is an affiliate of BV Capital. Liberty's interest in TCG is subject to an irrevocable proxy, subject to certain conditions, in favor Station Partners to vote all of the shares of common stock of TCG beneficially owned by Liberty.

As a part of the Restructuring, Council Tree purchased all of Apollo Investment Fund III, L.P.'s ("Apollo") membership interests in Station Partners. Also in connection with the Restructuring, Council Tree (through an affiliate) contributed KMAS-TV ("KMAS"), valued at $15 million, Channel 24, Steamboat Springs, Colorado, KSBS-LP, Channel 67 Denver, Colorado, KMAS-LP, Channel 63, Estes Park, Colorado and K34FB Channel 34, Pueblo, Colorado (collectively, the "Denver Stations") to Station Partners, which subsequently contributed the Denver Stations to the Company.

As a result of the Restructuring, TCG, through its subsidiary, Telemundo Network Interest, Inc. ("TNI"), acquired 67% of the membership interests in the Network Company, all of whose membership interests were previously owned by Liberty and Sony Pictures. Specifically, Liberty contributed, through the contribution of 100% of the capital stock of one of its subsidiaries to TCG, 50% of the outstanding membership interests of the Network Company in exchange for shares of TCG. In addition, Sony Pictures contributed, through a subsidiary, 17% of the outstanding membership interests of the Network Company to TCG in exchange for shares of TCG. As a result, Sony Pictures retained 33% of the Network Company's membership interests and TCG is the managing member of the Network Company.

TELEMUNDO HOLDINGS, INC. AND SUBSIDIARIES

--------------------------------------------------------------------------------

4.       PROPERTY AND EQUIPMENT

The components, useful lives and accumulated depreciation and amortization of the Company's property and equipment are as follows (dollars in thousands):

                                                                  Estimated
                                                                 Useful Lives
December 31                                                       (in years)      2000        1999
-----------------------------------------------------------------------------------------------------
Land ...........................................................       N/A      $  7,690    $  7,690
Buildings and improvements .....................................    20 to 40      15,180      14,752
Broadcast and other equipment ..................................     2 to 13      52,270      37,732
Construction in progress .......................................       N/A         9,191       2,696
Leasehold improvements .........................................        *          4,237       3,415
                                                                                --------    --------
                                                                                  88,568      66,285
Less: accumulated depreciation and amortization ................                 (17,501)     (8,643)
                                                                                --------    --------
                                                                                $ 71,067    $ 57,642
                                                                                ========    ========
* Shorter of life of lease or useful life of asset.

5.       BROADCAST LICENSES AND OTHER INTANGIBLE ASSETS

The components, useful lives and accumulated amortization of the Company's broadcast licenses and other intangible assets are as follows (dollars in thousands):

                                            Estimated
                                           Useful Lives
December 31                                 (in years)      2000        1999
--------------------------------------------------------------------------------

FCC broadcast licenses ...............          40       $ 437,313    $ 427,593
Goodwill .............................          40         199,625      195,002
Affiliation Agreement ................          10           1,000        1,000
Advertiser base ......................           5          25,110       25,110
Other ................................           3           3,271        3,271
                                                         ---------    ---------
                                                           666,319      651,976
Less: accumulated amortization .......                     (52,183)     (30,391)
                                                         ---------    ---------
                                                         $ 614,136    $ 621,585
                                                         =========    =========

TELEMUNDO HOLDINGS, INC. AND SUBSIDIARIES

--------------------------------------------------------------------------------

6.       ACCOUNTS PAYABLE AND ACCRUED EXPENSES

The components of the Company's accounts payable and accrued expenses are as follows (in thousands):

December 31                                      2000           1999
----------------------------------------------------------------------
Accounts payable ...........................   $  10,656     $   6,185
Accrued compensation and commissions .......       7,268         5,537
Accrued agency commissions .................       8,090         7,412
Accrued merger costs .......................       5,322         6,998
Accrued interest expense ...................         143         2,203
Other accrued expenses .....................      10,826        10,322
                                               ---------     ---------
                                               $  42,305     $  38,657
                                               =========     =========

7.       LONG-TERM DEBT

The components of the Company's long-term debt are as follows (in thousands):

December 31                                      2000           1999
----------------------------------------------------------------------
Credit Facilities .........................    $ 241,532     $ 256,000
Senior Discount Notes .....................      163,393       146,126
10.5% Senior Notes ........................          305           305
                                               ---------     ---------
                                                 405,230       402,431
Less: current portion .....................       (5,031)       (5,469)
                                               ---------     ---------
                                               $ 400,199     $ 396,962
                                               =========     =========

Significant terms of the Company's debt agreements are as follows:

         Credit Facilities: The Credit Facilities provide for aggregate borrowings of up to $350 million ("Credit Facilities") (currently $241.5 million is outstanding). The Credit Facilities consist of a $25 million amortizing term loan with a final maturity of September 30, 2005 (the "Tranche A Term Loan"), a $175 million amortizing term loan with a final maturity of March 31, 2007 (the "Tranche B Term Loan") and a $150 million revolving credit facility with a final maturity of September 30, 2005 (the "Revolving Credit Facility").

         The Tranche A Term Loan amortizes quarterly beginning December 31, 1999 and the scheduled principal repayments increase each year. The Tranche B Term Loan requires equal quarterly principal repayments beginning December 31, 1999, with a $162.3 million balloon payment due March 31, 2007. The Revolving Credit Facility has scheduled annual reductions in availability beginning December 31, 2001. There was $47 million outstanding under the Revolving Credit Facility at December 31, 2000.

         The Tranche A Term Loan and the Revolving Credit Facility bear interest based upon either the London Interbank Offered Rates ("LIBOR") or the Alternate Base Rate (greater of the prime rate or federal funds rate plus 0.5%), plus an interest rate margin determined by reference to the ratio of TGI's debt to EBITDA (as defined in the Credit Facilities) for the four fiscal quarters most recently concluded (the "Leverage Ratio"). The interest rate margins applicable to LIBOR borrowing range from 0.75% to 1.875% per annum. The interest rate margins applicable to Alternate Base Rate borrowing range from zero to 0.875%. At December 31, 2000, the interest rate applicable to the Tranche A Term Loan and the Revolving Credit Facility was 7.438% and 7.4638%, respectively, which is based upon LIBOR and includes an interest rate margin of 1.0% (and excludes the effects of the interest rate hedges described below). The Revolving Credit Facility also provides for payment of a commitment fee of 0.5% per annum of the unused portion, which may be reduced based upon the Leverage Ratio, as defined in the Credit Facility. At
         December 31, 2000 the commitment fee was 0.25%.

TELEMUNDO HOLDINGS, INC. AND SUBSIDIARIES

--------------------------------------------------------------------------------

         The interest rate margins applicable to the Tranche B Term Loan LIBOR borrowing and the Alternate Base Rate borrowing are fixed at 2.125% and 1.125%, respectively. At December 31, 2000, the interest rate applicable to the Tranche B Term Loan was 8.563%, which is based upon LIBOR and includes an interest rate margin of 2.125%.

         The Credit Facilities require mandatory prepayments under certain circumstances related to an asset sale, an equity issuance or the incurrence of additional indebtedness. In addition, the Company is required to prepay outstanding principal within 90 days of year end, beginning December 31, 2000, in an amount equal to 75% of excess cash flow (as defined in the Credit Facilities) if the Company's ratio of total debt to EBITDA (as defined in the Credit Facilities) is greater than or equal to five to one, less $5 million. If the Company's ratio of total debt to EBITDA is less than five to one, then the Company is required to pay outstanding principal in an amount equal to 50% of "excess cash flow", less $5 million. No principal payments pursuant to this provision were required for 2000. The Company can prepay the Credit Facilities at any time. Prepayments are allocated pro-rata to the Tranche A Term Loan and the Tranche B Term Loan in the inverse order of maturity. The Credit Facilities are collateralized by substantially all of the assets of Holdings and each wholly-owned domestic U.S. subsidiary of TGI.

         Senior Discount Notes: The 11.5% Senior Discount Notes were issued in August 1998 in aggregate principal amount at maturity of $218.8 million, which are unsecured obligations of the Company (the "Senior Discount Notes"). The Senior Discount Notes were issued at a substantial discount from their stated principal amount at maturity and were structured to produce a yield to maturity of 11.5% per annum. The Senior Discount Notes begin accruing cash interest on August 15, 2003 and require semi-annual interest payments beginning on February 15, 2004 on their principal amount at maturity at a rate of 11.5% per annum. The principal balance is due in its entirety on August 15, 2008.

         10.5% Senior Notes: The 10.5% Senior Notes were issued at a discount in February 1996 and were structured to produce a yield-to-maturity of 10.5% per annum (the "10.5% Senior Notes"): The 10.5% Senior Notes are unsecured obligations and require semi-annual interest payments at the rate of 7% per annum on their principal amount at maturity through and including February 15, 1999, and after such date bear interest at a rate of 10.5% per annum on their principal amount at maturity. The principal balance is due in its entirety on February 26, 2006. In connection with the Merger, 99.9% of the outstanding principal amount was repurchased.

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

The Credit Facilities financial debt covenants require TGI to maintain certain ratios of consolidated debt to EBITDA, consolidated interest expense coverage ratios and consolidated fixed charge coverage ratios.

Interest paid was $23.4 million, $20.0 million, $6.3 million and $13.8 million for 2000, 1999, for the period August 13 to December 31, 1998 and the period January 1 to August 12, 1998, respectively.

Pursuant to the Credit Facilities, TGI is required to hedge the interest rate on 50% of the outstanding Tranche A and Tranche B Term Loans through August 13, 2000. The Company manages interest rate exposure by swapping floating rate for fixed rate interest. As part of such management of interest rate exposure, TGI entered into derivative instruments to swap a floating interest rate for a fixed rate for a portion of its debt. At December 31, 2000, TGI had two interest rate swap contracts exchanging a floating interest rate for a fixed rate for notional values of $100 million each. Under this type of interest rate swap, notional amounts do not quantify risk or represent assets or liabilities of TGI, but are only used in the calculation of cash interest settlements under the contracts. These contracts are effective from September 29, 1998 (with a fixed LIBOR equivalent interest rate of 5.145%) and December 10, 1998 (with a fixed LIBOR equivalent interest rate of 5.135%), respectively, to August 13, 2003. The fair value of these arrangements as of December 31, 2000 was $3.5 million. The Company does not currently reflect the fair value or changes in the fair value of these arrangements in the consolidated financial statements.

TELEMUNDO HOLDINGS, INC. AND SUBSIDIARIES

--------------------------------------------------------------------------------

8.       INCOME TAXES

For the year 2000, the Company and its domestic subsidiaries are part of a consolidated federal income tax return that includes TCG. For the year 1999 and the period August 13 to December 31, 1998, the Company and its domestic subsidiaries filed a consolidated federal income tax return. Prior to the Merger, the Predecessor and its domestic subsidiaries filed a consolidated federal income tax return. The Company files a separate Puerto Rico income tax return for its operations in Puerto Rico. The income tax benefit (provision) consisted of the following (dollars in thousands):

                                                     Company                     Predecessor
-------------------------------------------------------------------------------  ------------
                                       Year Ended    Year Ended    August 13 to  January 1 to
                                      December 31,  December 31,   December 31,   August 12,
                                         2000           1999           1998          1998
---------------------------------------------------------------------------------------------
Current:
Federal, state and other  ..........   $  (544)       $  (168)       $  (318)       $  (467)
Puerto Rico (a) ....................    (2,946)        (2,034)        (1,666)        (2,646)
                                       -------        -------        -------        -------
                                        (3,490)        (2,202)        (1,984)        (3,113)
Deferred:
Federal and state ..................     2,028          9,518            605             --
Puerto Rico ........................    (1,786)        (2,849)            --             --
                                       -------        -------        -------        -------
                                           242          6,669            605             --
                                       -------        -------        -------        -------
                                       $(3,248)       $ 4,467        $(1,379)       $(3,113)
                                       =======        =======        =======        =======

(a) Primarily a provision for withholding taxes related to intercompany interest.

The following reconciles the amount which would be provided by applying the 35% federal statutory rate to net income (loss) before income taxes to the federal income taxes actually provided (in thousands):

                                                                     Company                    Predecessor
                                                     -----------------------------------------  ------------
                                                      Year Ended    Year Ended    August 13 to  January 1 to
                                                     December 31,  December 31,   December 31,   August 12,
                                                         2000          1999          1998           1998
------------------------------------------------------------------------------------------------------------
Income tax benefit (provision) assuming
   federal statutory rate ...........................   $   115       $ 6,306       $  (648)      $ 5,907
Puerto Rico withholding tax, net of federal
   benefit ..........................................    (1,295)       (1,214)       (1,083)       (1,720)
State and other taxes, net of federal benefit  ......      (201)          523          (146)         (304)
Goodwill ............................................    (1,712)       (1,751)         (684)           --
Other ...............................................      (155)          603          (139)       (2,761)
Change in valuation allowance .......................        --            --         1,321        (4,235)
                                                        -------       -------       -------       -------
Income tax benefit (provision) ......................   $(3,248)      $ 4,467       $(1,379)      $(3,113)
                                                        =======       =======       =======       =======

TELEMUNDO HOLDINGS, INC. AND SUBSIDIARIES

--------------------------------------------------------------------------------

The tax effects comprising the Company's net deferred taxes are as follows (in thousands):

December 31                                                        2000          1999
----------------------------------------------------------------------------------------
Deferred Tax Assets:
      NOLs ...................................................   $  90,883     $ 101,072
      Allowance for doubtful accounts ........................       2,908         2,808
      Senior Discount Notes original issue discount ..........      14,906         8,172
      Alternative minimum tax credits ........................         604           524
      Other ..................................................       4,394         6,389
                                                                 ---------     ---------
                                                                   113,695       118,965
      Valuation allowance ....................................     (40,039)      (40,039)
                                                                 ---------     ---------
                                                                    73,656        78,926
                                                                 ---------     ---------
Deferred Tax Liabilities:
      Amortization of FCC broadcast licenses and other
        identifiable intangibles, net ........................    (141,440)     (146,117)
      Accelerated depreciation ...............................      (1,954)       (2,789)
                                                                 ---------     ---------
                                                                  (143,394)     (148,906)
                                                                 ---------     ---------
Net deferred tax liability ...................................   $ (69,738)    $ (69,980)
                                                                 =========     =========

Limitations imposed by Section 382 of the Internal Revenue Code limit the amount of NOLs which will be available to offset the Company's future U.S. taxable income. Accordingly, a valuation allowance has been established to offset the NOLs that the Company will be unable to utilize.

The Company has federal NOLs expiring as follows (in thousands):

                           2002 .................    $ 32,850
                           2003 .................      31,227
                           2004 .................       6,294
                           2005 .................      31,855
                           2006 .................      27,012
                           2007 .................       8,779
                           2008 .................         289
                           2009 .................      10,843
                           2010 .................      24,337
                           2011 .................       8,363
                           2017 .................       8,042
                           2018 .................      43,142
                                                     --------
                                                     $233,033
                                                     ========

The Company also has state tax NOLs in various jurisdictions.

The Company paid federal, state and Puerto Rico income and withholding taxes of $5.4 million, $5.7 million and $210,000 during 2000, 1999 and for the period August 13 to December 31, 1998, respectively. In addition, the Predecessor paid federal and state income and foreign withholding taxes of $185,000 for the period January 1 to August 12, 1998.

TELEMUNDO HOLDINGS, INC. AND SUBSIDIARIES

--------------------------------------------------------------------------------

9.       EMPLOYEE RETIREMENT AND INCENTIVE PLANS

The Company maintains qualified defined contribution retirement and savings plans for its U.S. employees. The Company's contributions to these plans totaled $872,000, $662,000, $253,000, and $632,000 for 2000, 1999, the periods August 13 to December 31, 1998 and January 1 to August 12, 1998, respectively.

The Company's television station in Puerto Rico, WKAQ, maintains a defined benefit pension plan and a defined contribution retirement and savings plan, which cover substantially all of its union and non-union employees. For employees with one or more years of service, WKAQ's defined pension plan provides pension benefits which are computed based on each employee's annual compensation up to $170,000 and $160,000 for 2000 and 1999, respectively. WKAQ's policy is to fund pension costs as they accrue pursuant to ERISA guidelines.

The following table sets forth the funded status of WKAQ's defined benefit pension plan and the amounts in the Company's balance sheets as of December 31, 2000 and 1999 (in thousands):

                                                                2000         1999
                                                              -------      -------
Change in Benefit Obligation:

Benefit obligation at beginning of year ...................   $ 4,989      $ 4,625
Service cost ..............................................       199          189
Interest cost .............................................       331          319
Actuarial gain ............................................      (433)          --
Benefits paid .............................................      (205)        (144)
                                                              -------      -------
Benefit obligation at end of year .........................   $ 4,881      $ 4,989
                                                              =======      =======
Change in Plan Assets:

Fair value of plan assets at beginning of year ............   $ 5,580      $ 5,257
Actual return on plan assets ..............................       200          467
Benefits paid .............................................      (205)        (144)
                                                              -------      -------
Fair value of plan assets at end of year ..................   $ 5,575      $ 5,580
                                                              =======      =======

Funded Status .............................................   $   694      $   591
Unrecognized net asset existing at January 1, 1987 ........       (94)        (152)
Unrecognized net actuarial (gain) loss ....................       (72)          35
Unrecognized prior service cost ...........................       300          339
                                                              -------      -------
Prepaid benefit cost ......................................   $   828      $   813
                                                              =======      =======
Weighted-average assumptions as of December 31:

Discount rate .............................................       7.5%         7.0%
Expected return on plan assets ............................       9.0%         9.0%
Rate of compensation increase .............................       5.0%         5.0%

Components of net periodic (benefit) cost:

Service cost ..............................................   $   199      $   189
Interest cost .............................................       331          319
Expected return on plan assets ............................      (526)        (467)
Amortization of prior service costs .......................        39           39
Amortization of initial asset .............................       (58)         (58)
                                                              -------      -------
Net periodic (benefit) cost ...............................   $   (15)     $    22
                                                              =======      =======

TELEMUNDO HOLDINGS, INC. AND SUBSIDIARIES

--------------------------------------------------------------------------------

10.      CONTINGENCIES AND COMMITMENTS

The Company and its subsidiaries are involved in a number of legal proceedings arising out of the ordinary course of business and are contesting the allegations of the complaints in each pending action and believe, based on current knowledge, that the outcome of all such actions will not have a material adverse effect on the Company's consolidated results of operations or financial condition.

The Company is obligated under various leases, some of which contain renewal options and provide for cost escalation payments. At December 31, 2000, future minimum rental payments under such leases are as follows:

                                                          Operating
                                                            Leases
                                                        (in thousands)
                                                           --------
            2001...................................        $  5,451
            2002...................................           5,280
            2003...................................           4,707
            2004 ..................................           4,024
            2005...................................           1,069
            2006 and thereafter....................           3,942
                                                           --------
            Total minimum lease payments...........        $ 24,473
                                                           ========


Rent expense was $3.1 million, $3.0 million, $951,000, and $2.3 million for 2000, 1999, the periods August 13 to December 31, 1998, and January 1 to August 12, 1998, respectively.

The Company has employment agreements with certain officers pursuant to which the Company has commitments for compensation through 2004 which also provide for compensation in the event such officers' employment is terminated under certain circumstances.

The Company has contracted for certain audience measurement services in the U.S. and Puerto Rico. The Company is committed to pay $2.3 million, $1.3 million, $1.7 million, $2.2 million, $3.3 million and $4.3 million in 2001, 2002, 2003, 2004, 2005 and 2006 and thereafter, respectively, for these services.

The Company has certain programming contracts for which the Company is committed to pay $6.0 million, $2.0 million and $20,000 in 2001, 2002 and 2003, respectively, for these services.

As a result of the Affiliation Agreement, the Company's U.S. stations rely solely on the Network Company for all of their network programming. The Spanish-language television market share for the Company's stations is dependent upon the Network Company's ability to produce or acquire and distribute programming which attracts significant viewership levels. If the programming provided by the Network Company fails to attract viewers, each of the Company's and the Network Company's ability to attract advertisers and generate revenues and profits will be impaired. There can be no assurance that the programming provided by the Network Company will achieve or maintain satisfactory viewership levels or that the Company or the Network Company will be able to generate significant advertising revenues.

11.      TRANSACTIONS WITH AFFILIATES

Sony Pictures, through its subsidiary, is a member of the Network Company and shareholder of TCG. Pursuant to the revenue sharing arrangement under the Affiliation Agreement, the Company recorded revenue of $26.1 million and $24.9 million in 2000 and 1999, respectively, the outstanding portion of which is included in due from network company, net in the consolidated balance sheets. In addition, pursuant to other contractual arrangements, the Network Company pays certain costs on behalf of the Company and the Company pays certain costs on behalf of the Network Company, which are fully reimbursed. The Company believes these costs to be at fair value and are included in due from network company, net in the consolidated balance sheets.

TELEMUNDO HOLDINGS, INC. AND SUBSIDIARIES

--------------------------------------------------------------------------------

The Company purchases broadcast equipment in the normal course of its business from various equipment suppliers, including Sony Corporation of America and related companies ("Sony"), which are affiliates of Sony Pictures. The Company purchased approximately $3.0 million and $3.1 million of equipment from Sony in 2000 and 1999, respectively, and believes these purchases to be at fair market value.

12.      FINANCIAL INSTRUMENTS

Pursuant to SFAS No. 107, "Disclosures about Fair Values of Financial Instruments," the estimated fair values of the Company's financial instruments are summarized as follows (in thousands):

                                                December 31, 2000       December 31, 1999
                                               --------------------    --------------------
                                               Carrying      Fair      Carrying      Fair
                                                Amount      Value       Amount      Value
                                               --------    --------    --------    --------
Cash and cash equivalents ..................   $  3,284    $  3,284    $  7,204    $  7,204
Accounts receivable, net ...................     37,859      37,859      30,487      30,487
Interest rate swap contracts ...............         --       3,482          --      11,131
Accounts payable and accrued expenses ......     42,305      42,305      38,657      38,657
Long-term debt:
    Credit Facilities ......................    241,532     241,532     256,000     256,000
    Senior Discount Notes ..................    163,393     148,810     146,126     133,491
    10.5% Senior Notes .....................        305         305         305         305

The carrying amounts reported in the consolidated balance sheets for cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value because of the short-term maturity of these financial instruments. The Credit Facilities approximate fair value because they are a variable rate instruments. Estimated fair values for the Senior Discount Notes and the interest rate swap contracts are based upon market prices. Estimated fair value for the 10.5% Notes is based upon the face amount of such notes.

13.      SUBSEQUENT EVENTS

On February 9, 2001, the Company entered into a definitive agreement to purchase the independent full-power Spanish-language television station KWHY-TV, Channel 22, in Los Angeles and its related low-power television station, KWHY-LP (collectively, "KWHY") for approximately $239.0 million (the "KWHY Acquisition"). The KWHY Acquisition is subject to the approval of the Federal Communications Commission (the "FCC") and the satisfaction of certain other conditions. The Company anticipates that it will fund the KWHY Acquisition through a combination of an equity contribution from TCG and borrowings to be obtained in connection with a refinancing of the Company's existing Credit Facilities.

On February 8, 2001, Holdings entered into a letter agreement with Credit Suisse First Boston ("CSFB") pursuant to which CSFB has committed to provide $500.0 million senior secured credit facilities (the "Refinanced Credit Facilities"), and to structure, arrange and syndicate the Refinanced Credit Facilities. The closing of the Refinanced Credit Facilities is subject to satisfaction to customary conditions precedent, including the absence of material adverse changes in financial, banking or capital market conditions.