Form 10-K, Exhibit 13
period 2001-12-31
TELEMUNDO HOLDING INC
filed 2002-03-29
CIK 1069901

                                                                   EXHIBIT 13.1

TELEMUNDO HOLDINGS, INC. 2001 ANNUAL REPORT TO STOCKHOLDERS

TELEMUNDO HOLDINGS, INC. AND SUBSIDIARIES

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

--------------------------------------------------------------------------------

(In thousands)

                                                          Company (a)                         Predecessor (b)
                                   --------------------------------------------------- -----------------------------
                                                                              August 13      January 1
                                                  Year ended December 31,        to             to       Year ended
                                   ---------------------------------------   December 31,    August 12,  December 31,
                                       2001           2000         1999          1998           1998         1997
                                   --------------  -----------  ------------  -------------  -----------  -----------

Statement of Operations Data:

Net revenue......................   $  245,347  $  199,684   $  165,534        $  68,667     $  124,671      $  197,588
Operating income.................       47,631      38,923       20,377           17,075          3,595          16,121
Merger related (expense), net....          506          --           --               --         (5,506)         (1,707)
Interest expense, net............      (50,491)    (37,719)     (36,447)         (14,618)       (13,067)        (20,849)
Minority interest................       (2,517)     (1,768)      (1,475)            (606)        (1,898)         (2,808)
Income (loss) before
  extraordinary item.............       (4,546)     (3,577)     (13,551)             472        (19,989)        (13,444)
Extraordinary item--
  extinguishment of debt, net
  of taxes.......................       (3,095)         --           --               --             --              --
Net income (loss)................       (7,641)     (3,577)     (13,551)             472        (19,989)        (13,444)

Dividends declared on common
  shares.........................           --          --           --               --             --              --

Balance Sheet Data                                        Company (a)                         Predecessor (b)
  (at end of period):               --------------------------------------------------- ----------------------------

 Working capital.................   $   53,221  $   14,528   $    6,862        $  15,619                     $   44,177
 Broadcast licenses and
  other intangible assets, net...      883,734     614,136      621,585          650,907                        128,366
 Total assets....................    1,092,982     761,360      746,886          771,398                        290,086
 Long-term debt, net of current
  portion........................      680,522     400,199      396,962          398,889                        189,081
 Stockholder's equity............      269,649     212,050      200,934          214,485                         29,909

(a) Historical financial data for Telemundo Holdings, Inc. and subsidiaries ("Holdings") has not been provided for periods prior to August 13, 1998 as Holdings did not have any operations or account balances prior to the Merger (as defined in (b) below).

(b) On August 12, 1998, TLMD Acquisition Co., a wholly-owned subsidiary of Holdings, acquired all the equity interests of Telemundo Group, Inc. and subsidiaries ("TGI") and was merged with and into TGI, whereby TGI became a wholly-owned subsidiary of Holdings (the "Merger"). The purchase method of accounting was used to record assets acquired and liabilities assumed. As a result of the Merger and related transactions, the accompanying financial statements of the Predecessor (for purposes of the financial statements and related notes, the term "Predecessor" refers to TGI for periods prior to August 13, 1998) and the Company are not comparable in all material respects and are separated by a line, since the financial statements report financial position, results of operations, and cash flows of these two separate entities.

TELEMUNDO HOLDINGS, INC. AND SUBSIDIARIES

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

-------------------------------------------------------------------------------

INTRODUCTION

Telemundo Holdings, Inc. ("Holdings", and collectively with its subsidiaries, the "Company") is a national Spanish-language television broadcast company currently operating in the United States. The Company owns and operates ten full-power UHF television stations serving the following Market Areas ("Market Areas" refers to Designated Market Area, a term developed by Nielsen Media Research, Inc. and used by the television industry to describe a geographically distinct television market) in the United States--Los Angeles, New York, Miami, Houston, Chicago, Dallas, San Francisco, San Antonio and Denver. Nine of these stations serve the eight largest Hispanic Market Areas, and four of the five largest general Market Areas, in the United States. Since June 1, 2001, the Company has owned and operated KWHY-TV in Los Angeles, California ("KWHY"), the largest independent Spanish-language television station in the largest U.S. Hispanic market, in addition to its owned and operated network affiliate in the Los Angeles Market Area. On June 1, 2001, the Company entered into a local marketing agreement to operate a full-power independent Spanish-language television station WEYS-TV, in Key West, Florida ("WEYS"), serving the Miami Market Area, in addition to its owned and operated network affiliate in the Miami Market Area. Since September 28, 2001, the Company has owned and operated KXTX-TV, in Dallas, Texas ("KXTX"), which became the Company's Dallas network affiliate on January 1, 2002. The Company also owns and operates the leading full-power VHF television station and related production facilities in Puerto Rico and owns or operates 12 low-power television stations ("LPTVs") in the United States.

The Company's stations broadcast a wide variety of network programming, including telenovelas (soap operas), talk shows, movies, entertainment programs, national and international news, sporting events, children's programming, music, comedy and dramatic series. In addition, the Company supplements its network programming with local programming focused on local news and community events. Programming is provided 24-hours a day to the Company's network affiliated U.S. stations by Telemundo Network Group LLC (the "Network Company"), an affiliate of the Company. KWHY in Los Angeles, WKAQ in Puerto Rico and WEYS in Miami broadcast a similar variety of programs. However, while these independent stations air certain of the Network Company's programming, a substantial amount of their programming is either internally developed and produced or acquired directly by the stations from third party producers unrelated to the Network Company. Through December 31, 2001, KFWD-TV in Dallas, Texas, the Network Company's former affiliate, broadcasted network programming, while KXTX broadcasted its former programming schedule, which consisted of paid programming (i.e. infomercials), as well as series and movies. As of January 1, 2002, KXTX broadcasts network programming. Including the Company's owned and operated stations, the Network Company currently serves 100 markets in the United States, including all of the 50 largest Hispanic markets, and reaches approximately 90% of all U.S. Hispanic households.

Under an affiliation agreement (the "Affiliation Agreement"), the Network Company provides network programming to the Company, and the Company and the Network Company pool and share advertising revenue pursuant to a revenue sharing agreement. Pursuant to the Affiliation Agreement, the Company receives a formula-based share of pooled advertising revenue generated by the Company and the Network Company. The following revenue sources (collectively, the "Aggregate Net Advertising Receipts") are included in the pooled revenue: (1) 61% of the net advertising revenue received by the Network Company pursuant to the sale of network advertising and (2) 100% of the net advertising revenue received by the Company (excluding WKAQ in Puerto Rico, KWHY in Los Angeles, and WEYS in Miami, and only through December 31, 2001, KXTX in Dallas) from the sale of local and national spot advertising time. The pooled revenue is shared between the Company and the Network Company, with the Company's share based on the following formula for the first year of the agreement: (i) 80% of the first $130.0 million of Aggregate Net Advertising Receipts; plus (ii) 55% of the incremental Aggregate Net Advertising Receipts above $130.0 million up to $230.0 million; plus (iii) 45% of the incremental Aggregate Net Advertising Receipts above $230.0 million. After the first year, the threshold levels (i.e. $130.0 million and $230.0 million) increase 3% annually. Currently, the Company is in the fourth year of the Affiliation Agreement and the thresholds are $142.1 million and $251.3 million, respectively.

TELEMUNDO HOLDINGS, INC. AND SUBSIDIARIES

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS (CONTINUED)

-------------------------------------------------------------------------------

RECENT DEVELOPMENTS

Equity Contribution and Issuance of Convertible Preferred Stock. On May 31, 2001, in connection with the KWHY Acquisition (as defined below), the Company's sole stockholder, Telemundo Communications Group, Inc. ("TCG"), issued shares of its Series A Convertible Preferred Stock and its Series B Convertible Preferred Stock in exchange for $70.0 million from certain of its stockholders. Shares of the Series A Convertible Preferred Stock, which have one vote per share and are convertible into TCG's Class A Common Stock, were issued to Liberty Media Corporation ("Liberty"), Sony Pictures Entertainment Inc. ("Sony Pictures"), SPE Mundo Investment Inc. ("SPE Mundo") and TLMD LLC. Shares of the Series B Convertible Preferred Stock, which have three votes per share and are convertible into TCG's Class B Common Stock, were issued to Station Partners, LLC ("Station Partners"). Accordingly, on a voting basis, the issued and outstanding capital stock of TCG (including the Class A and Class B Common Stock and Series A and Series B Convertible Preferred Stock on a combined basis) may be voted 15.67% by Sony Pictures (which includes the shares held by its wholly-owned subsidiary, SPE Mundo), 24.92% by Liberty, 55.48% by Station Partners, 3.33% by Bron-Villanueva Capital, LLC and 0.59% by TLMD LLC. Liberty's voting rights are subject to an irrevocable proxy, subject to certain conditions, in favor of Station Partners to vote all the shares of TCG held by Liberty.

KWHY Acquisition. On June 1, 2001, the Company completed its acquisition of the full-power independent Spanish-language television station KWHY in Los Angeles, California, from Harriscope of Los Angeles, Inc., for approximately $240.4 million, which included acquisition-related costs ("KWHY Acquisition"). KWHY is the largest independent Spanish-language television station. The KWHY Acquisition creates the first Spanish-language broadcasting duopoly in the largest Hispanic market in the U.S. In connection with the KWHY Acquisition, the Company refinanced its senior secured credit facilities. The senior secured credit facilities are comprised of a $100.0 million revolving credit facility and $430.0 million of term loans (the "Credit Facilities"). The Company used the proceeds from the term loans and an additional $70.0 million equity contribution from TCG's shareholders to finance the KWHY Acquisition, refinance its existing credit facilities and pay fees and expenses associated with these transactions.

September 11, 2001 Terrorist Attacks. On September 11, 2001, terrorists attacked the World Trade Center in New York and the Pentagon in Washington, D.C. The direct effects of the attacks are discussed below, under "--Results of Operations." In addition, if weak economic conditions in the U.S. continue or worsen, the Company's financial condition and results of operations may be materially and adversely affected.

KXTX Acquisition. On September 28, 2001, the Company acquired the full-power independent television station KXTX in Dallas, Texas, from Southwest Sports Television, L.P. for approximately $64.5 million, which included acquisition-related costs ("KXTX Acquisition"). The Company funded the KXTX Acquisition and related fees and expenses with the proceeds from the August 2001 sale of $75.2 million aggregate principal at maturity of the Company's Series C 11 1/2% Senior Discount Notes due 2008 ("Series C Senior Discount Notes"), as well as with borrowings under the Company's revolving credit facility (as defined below).

NBC Acquisition. On October 11, 2001, General Electric Company ("GE"), along with its wholly-owned indirect subsidiary National Broadcasting Company, Inc. ("NBC"), entered into a definitive agreement to acquire TCG and the 67% membership interest in the Network Company that TCG owns through a wholly-owned subsidiary. NBC has also agreed, in that acquisition agreement, to purchase the remaining 33% of the membership interests of the Network Company that are owned by a wholly-owned subsidiary of Sony Pictures. These transactions are referred to collectively as the "NBC Acquisition". The aggregate consideration to be paid in the NBC Acquisition is approximately $1.98 billion, consisting of GE common stock and cash. NBC will also assume approximately $700.0 million of existing debt, including the Company's Series D 11 1/2% Senior Discount Notes due 2008 (the "2001 Senior Notes"). The NBC Acquisition is subject to regulatory approval and other customary closing conditions. The Company expects the acquisition to close in the first half of 2002.

TELEMUNDO HOLDINGS, INC. AND SUBSIDIARIES

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS (CONTINUED)

-------------------------------------------------------------------------------

Exchange Offer. On December 11, 2001, the Company closed an offer to exchange up to $293,991,000 principal amount at maturity of its registered 2001 Senior Notes for an equivalent principal amount at maturity of its outstanding Series A, B and C 11 1/2% senior discount notes due 2008.

WEYS Local Marketing Agreement. On June 1, 2001, the Company entered into a local marketing agreement with WEYS Television Corp. to operate the full-power Spanish-language television station WEYS in Key West, Florida, serving the Miami Market Area. The Company also entered into an option agreement to acquire the assets of WEYS and its associated LPTVs for approximately $9.0 million.

GE Tender Offer. GE has informed us that it commenced a tender offer on March 11, 2002, for all of our outstanding 2001 Senior Notes pursuant to the terms of an offer to purchase and consent solicitation statement (the "Offer to Purchase"). In connection with the tender offer, GE has stated that it is also seeking consents to various amendments to the indenture under which the notes were issued. In the Offer to Purchase, GE stated that it will pay a purchase price of $100.75 per $100 principal amount at maturity of the 2001 Senior Notes plus, if the settlement date is after April 9, 2002, an amount per $100 principal amount at maturity (rounded if necessary to the nearest $0.001) equal to $0.01013 per day for each calendar day from and including April 9, 2002, but excluding the date GE settles the offer. The Offer to Purchase also stated that the purchase price includes an amount equal to 2% of the principal amount at maturity, which GE will pay only for notes tendered at or prior to a "consent payment deadline" and not subsequently withdrawn.

On March 26, 2002, GE issued a press release announcing that it had received tenders of notes and related consents from 100% of the holders of the 2001 Senior Notes, and, accordingly, we and the trustee under the indenture will execute a supplemental indenture containing the agreed-upon amendments to the indenture under which the notes were issued. The amendments set forth in the supplemental indenture will only become operative if the tender offer is consummated.

According to the Offer to Purchase, the consummation of the tender offer is conditioned on, among other things, completion of the NBC Acquisition as well as receipt of the requisite consents to adopt those amendments. The Offer to Purchase will expire at 5:00 p.m., New York City time, on April 8, 2002, unless extended or earlier terminated.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Company's discussion and analysis of financial condition and results of operations are based upon the Company's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, the Company evaluates its estimates, including those related to bad debts, valuation of long-lived and intangible assets and goodwill, television programming reserve for obsolescence, income taxes, pensions and other post-retirement benefits, and contingencies and litigation. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

The Company believes the following critical accounting policies affect its more significant judgments and estimates used in the preparation of its consolidated financial statements. Revenue for the Company is derived primarily from the sale of advertising time on a national spot and local basis and is net of advertising agency commissions. The Company's revenue is also impacted by the revenue sharing aspect of the Affiliation Agreement. Revenue is recognized when earned, i.e., when the advertisement is aired. The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. If the financial condition of the Company's customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required. Television programming rights are carried at the lower of unamortized cost or estimated net realizable value. The costs of the rights are amortized on varying bases related to the license period, usage of the programs and management's estimate of revenue to be realized from each airing of the programs. The Company records a valuation allowance to reduce its deferred tax assets to the amount that is more likely than not to be realized. While the Company has considered future taxable income and the reversal of temporary differences in assessing the need for a valuation allowance, in the event the Company would not be able to realize all or part of its net deferred tax assets in the future, an adjustment to the deferred tax assets would be charged to income in the period such determination was made. Other loss contingencies are recorded as liabilities when it is

TELEMUNDO HOLDINGS, INC. AND SUBSIDIARIES

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS (CONTINUED)

-------------------------------------------------------------------------------

probable that a liability has been incurred and the amount of the loss is reasonably estimable. Disclosure is required when there is a reasonable possibility that the ultimate loss will exceed the recorded provision. Contingent liabilities are often resolved over long time periods. Estimating probable losses requires analysis that often depend on judgments about potential actions by third parties.

This discussion and analysis financial condition and results of operations should be read in conjunction with the Company's consolidated financial statements and related notes.

This annual report contains "forward-looking statements" within the meaning of
Section 27A of the Securities Act and Section 21E of the Exchange Act, including, in particular, statements about the Company's plans, strategies, and prospects. When used in this report and the documents incorporated in this report by reference, the words "believes," "expects," "anticipates," "intends," "plans," "estimates" or similar expressions are intended to identify, in some circumstances, forward-looking statements. Forward-looking statements are not guarantees of future performance and are subject to certain risks, uncertainties and other factors, some of which are beyond the Company's control. Actual results are difficult to predict and could differ materially from those expressed in the forward-looking statements. Although it is not possible to itemize all of the factors and specific events that could affect the outlook of a broadcasting company operating in a competitive environment, factors that could significantly impact expected results include: whether the acquisition by NBC is completed; the national and local economic conditions; the Company's outstanding indebtedness and debt leverage; restrictions imposed by the terms of the Company's indebtedness; changes in advertising revenue that may be caused by changes in national and local economic conditions; the relative popularity of the Network Company's and the Company's programming and the demographic characteristics of the Company's markets; the strength or weakness of the advertising market; future capital requirements; competition, including its impact on market share and advertising revenue in each of the Company's markets; the cost of programming; the ability of third party program suppliers to produce quality programming; changes in technology and standards in the Company's industry; the loss of key employees; the ability to attract and retain qualified personnel; litigation; the ability to retain the Company's FCC licenses; changes to current legislation and regulations and the enactment of new legislation and regulations, including FCC rulemaking proceedings; business disruptions, including catastrophic events; increases in utility costs and potential utility interruptions and other factors which may be described from time to time in the Company's filings with the Securities and Exchange Commission. The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained in this annual report to reflect future events or developments.

RESULTS OF OPERATIONS

On September 11, 2001, terrorists attacked the World Trade Center in New York and the Pentagon in Washington, D.C. The transmitter and antenna facilities for the Company's New York station, WNJU, were located on the north tower of the World Trade Center and were destroyed. As a result of the World Trade Center disaster, the Company experienced (a) a loss of broadcast equipment with a replacement value of approximately $3.0 million; (b) a loss in advertising revenues of approximately $3.0 million for the period September 11-16, 2001; and
(c) as a result of its expanded news coverage following both attacks, an increase in incremental operating expenses of approximately $500,000. Additionally, the Company has incurred capital costs in excess of $4.0 million related to replacing and relocating WNJU's transmitter and antenna facilities to an alternate site in Alpine, New Jersey. Prior to September 11, 2001, the destroyed fixed assets had a net book value of approximately $480,000, which has been reclassified to insurance proceeds receivable and is included in accounts receivable in the consolidated balance sheet as of December 31, 2001. The Company continues to incur losses as a result of transmitting its New York broadcast signal from a location that results in coverage that is inferior to its former World Trade Center signal. Further, there will be significant additional costs incurred to move WNJU's transmitter and antenna facilities to a permanent location, which has equivalent signal strength and coverage of the New York Market Area. In the first quarter of 2002, the Company received $5.0 million from the insurance carriers as partial payment for property damages.

TELEMUNDO HOLDINGS, INC. AND SUBSIDIARIES

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS (CONTINUED)

-------------------------------------------------------------------------------

Net revenue for each of the three years in the period ended December 31, 2001 was as follows (in thousands):

                                      Year Ended                        Year Ended                      Year Ended
                                      December 31,                      December 31,                   December 31,
                                         2001            Change            2000            Change          1999
                                   ------------------  ------------  ------------------  -----------  ---------------

Local..............................       $148,340          24%              $119,996         21 %        $ 98,973
National spot......................         51,363          24%                41,384         74 %          23,828
Incremental revenue from
     Affiliation Agreement.........         29,771          14%                26,116                       24,870
Other revenue......................         15,873          30%                12,188        (32)%          17,863
                                           --------                           --------                     --------

Net revenue........................       $245,347          23%              $199,684         21 %        $165,534
                                          ========                           ========                     ========

Local revenue at the Company's domestic (i.e., U.S., excluding Puerto Rico) television stations increased in 2001 by 43% from the prior year. This was primarily the result of increases in audience share at the Company's major stations throughout most of 2001, continued growth in the local
Spanish-language television markets and the additions of KWHY and WEYS in June 2001 and KXTX from September 28, 2001. These increases were offset in part by revenue losses as a result of the World Trade Center disaster.
Excluding the impact of KWHY, WEYS and KXTX, 2001 local revenue at the Company's domestic television stations would have increased by 26% from the prior year. Local revenue for the domestic stations increased from 1999 to 2000 by 39% as a result of significant increases in audience share at the Company's stations, continued growth in the local Spanish-language television markets and improvement and increases in sales personnel. Local revenue at WKAQ-Puerto Rico decreased by in 2001 1% from the prior year, as a result of a slight decrease in its dominant audience share in a mature market. Local revenue at WKAQ-Puerto Rico increased in 2000 from the prior year, primarily as a result of increases in political revenue.

National spot revenue increased in 2001 by 24% from the prior year. This was primarily the result of increases in audience share throughout most of 2001 and the additions of KWHY and KXTX, which were offset in part by revenue losses as a result of the World Trade Center disaster. Excluding the impact of KWHY and KXTX, 2001 national spot revenue at the Company's television stations would have increased by 19% from the prior year. National spot revenue increased in 2000 by 74% from the prior year primarily as a result of significant increases in audience share at the Company's stations and strong growth in the Spanish-language national spot market, including significant internet related advertising.

The Telemundo network's average share of the Spanish-language television audience (Adults 18-49) was 26%, 26%, 19% and 23% for the first through fourth quarters of 2001, respectively, and was 18%, 22%, 22% and 21% for the first through fourth quarters of 2000, respectively. Throughout 2000 and most of 2001, the Company's audience share levels have increased as a result of various successful programming initiatives. A change in audience share typically has a delayed impact on revenue.

Incremental revenue from the Affiliation Agreement represents the share of the pooled revenue pursuant to the Affiliation Agreement in excess of revenue generated by the Company's network affiliated stations. The amount of incremental revenue recognized in any period is impacted by the timing of the attainment of the Aggregate Net Advertising Receipts thresholds discussed above.

Other revenue increased in 2001 by 30% from the prior year. This was primarily the result of the additions of KWHY, KXTX and WEYS paid programming (i.e. infomercials). Excluding the impact of KWHY, KXTX and WEYS, other revenue in 2001 would have decreased by 32% from the prior year as a result of eliminating most paid programming from network affiliated stations. Other revenue decreased in 2000 by 32% from the prior year which was primarily the result of the elimination of local and national blocks of broadcast time in the U.S. sold to independent programmers at the end of the second quarter of 2000.

TELEMUNDO HOLDINGS, INC. AND SUBSIDIARIES

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS (CONTINUED)

-------------------------------------------------------------------------------

Direct operating costs increased in 2001 by 23% from the prior year. This was primarily the result of the additions of KWHY, WEYS and KXTX, an increase in costs incurred to enhance and expand local news in the U.S. and expanded news coverage as a result of the World Trade Center disaster. Excluding the impact of KWHY, WEYS and KXTX, direct operating costs would have increased by 12% for the year ended December 31, 2001 from the prior year. Direct operating costs increased in 2000 by 11% from the prior year, primarily as a result of an increase in station programming and production expenses related to costs incurred to produce and acquire programming at WKAQ and produce local news in the U.S.

Selling, general and administrative expenses increased in 2001 by 21% from the prior year. This was primarily the result of increased sales commissions relating to the increase in local revenue, an increase in advertising expenditures and the additions of KWHY, WEYS and KXTX. Excluding the impact of KWHY, WEYS and KXTX, selling, general and administrative expenses in 2001 would have increased by 15% from the prior year. Selling, general and administrative expenses increased in 2000 by 12% from the prior year, primarily due to an increase in advertising and promotional expenditures, enhancing and increasing the Company's sales force and increases in the cost of audience measurement services.

Depreciation and amortization increased in 2001 by 28% from the prior year. This was primarily a result of additions to intangible assets and property and equipment during 2001, including those resulting from the acquisitions of KWHY and KXTX, continued upgrading of certain stations to a digital technology platform and the purchase of replacement broadcasting equipment for WNJU-New York as a result of the World Trade Center disaster. Excluding the impact of KWHY and KXTX, depreciation and amortization would have increased by 6% from the prior year. Depreciation and amortization increased in 2000 by 9% from the prior year, primarily a result of additions to property and equipment during 2000, including those relating to upgrading certain stations to a digital technology platform.

Interest expense increased in 2001 by 34% from the prior year. This was primarily the result of the additional interest on greater balances outstanding under the Credit Facilities and increases in interest accretion on the Series C Senior Discount Notes and the 2001 Senior Notes. Interest expense increased in 2000 by 3% from the prior year as a result of interest accretion on $218.8 million aggregate principal amount at maturity of the Company's former 11 1/2% Senior Discount Notes due 2008, which were issued in August 1998, offset in part by lower interest expense related to interest accrued and paid on the Company's former credit facilities which provided for aggregate borrowings of up to $350.0 million. The Credit Facilities had an average interest rate of 7.63% and 7.39% during 2001 and 2000, respectively. Interest expense was offset by interest income of $1.2 million, $334,000 and $345,000 for 2001, 2000 and 1999, respectively.

Other income increased by 330% ($776,000) in 2001 from the prior year. This was primarily a result of net gains recorded from the sale of property and equipment of approximately $422,000 and net gains of approximately $589,000 as a result of recording ineffective hedges accounted for at their fair value under SFAS 133 (as defined below). Other income increased by 150% ($708,000) in 2000 from the prior year. This was primarily the result of losses recorded on the retirement of fixed assets in 1999.

The income tax provision for the year 2001 results primarily from the deferred benefit tax effect of changes in federal, state and Puerto Rico deferred temporary differences, offset in part by a current provision for federal, state and Puerto Rico income taxes. The income tax provision in 2000 results primarily from current Puerto Rico withholding taxes related to intercompany interest, Puerto Rico, federal and state income taxes, offset in part by a deferred net benefit for federal, state and Puerto Rico income taxes resulting from the tax effect of the reversal of temporary differences and the utilization of net operating losses ("NOLs"). The Company is in a NOL position for federal income tax purposes. The Company's uses of its NOLs are subject to certain limitations imposed by Section 382 of the Internal Revenue Code.

Minority interest represents the accounting impact of distributions to the 25.5% partner in Video 44, which is based on a minimum preferred distribution to such partner. Video 44 is a partnership that owns and operates WSNS-Chicago.

TELEMUNDO HOLDINGS, INC. AND SUBSIDIARIES

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS (CONTINUED)

-------------------------------------------------------------------------------

The extraordinary item-extinguishment of debt of $5.1 million, net of taxes of $2.0 million for the year ended December 31, 2001 was the result of a write-off of the debt issuance costs from the former credit facilities upon refinancing.

LIQUIDITY AND SOURCES OF CAPITAL

Cash flows provided by operating activities were $17.2 million, $37.8 million and $31.0 million for 2001, 2000 and 1999, respectively. The decrease in 2001 is primarily the result of changes in certain asset and liability accounts, including the increase in amounts due from Network Company, the increase in accounts receivable - including the additions of KWHY and KXTX, and the timing of accounts payable, offset in part by the increase in operating income before depreciation and amortization.

During 2001, a significant portion of the Company's cash inflows were generated by operations. Because operating results may fluctuate significantly as a result of a decline in the advertising environment or pricing structure, the Company's ability to generate positive cash flow from operations may be jeopardized.

The Company had working capital of $53.2 million at December 31, 2001. Management believes that the Company's current sources of working capital will provide adequate flexibility for the Company's financial needs for at least twelve months.

Capital expenditures of approximately $16.2 million were made during 2001 for the replacement and upgrading of equipment and upgrading of facilities, including upgrading stations to a digital technology platform and replacement of equipment lost in the World Trade Center disaster.

The Company's principal sources of liquidity are cash from operations and a $100.0 million revolving credit facility with a final maturity of May 15, 2008 (the "Revolving Credit Facility"). The Company plans to finance cash needs through cash generated from operations and the Revolving Credit Facility, under which there was $5.0 million outstanding at December 31, 2001.

Factors that may influence the Company's liquidity and capital resources include:

  . Factors that affect the Company's results of operations, including general economic conditions, demand for commercial advertising, the competitive environment, the relative popularity of the Company's programs, demographic changes in our Market Areas and FCC regulation;

  . Factors that affect our access to bank financing and the capital markets, including interest rate fluctuations, availability of credit and operational risks; and

  . The other factors described in the last paragraph (relating to forward-looking statements) of the Introduction to this Management's Discussion and Analysis of Financial Condition and Results of Operations.


The Credit Facilities consist of a $75.0 million amortizing term loan with a final maturity of February 15, 2008 (the "Tranche A Term Loan"), a $355.0 million amortizing term loan with a final maturity of May 15, 2008 (the "Tranche B Term Loan") and the Revolving Credit Facility.

The Tranche A Term Loan amortizes quarterly, beginning June 30, 2003, with scheduled principal repayments increasing each year. The Tranche B Term Loan requires equal quarterly principal repayments, beginning June 30, 2003, with a $169.1 million balloon payment due May 15, 2008. The Revolving Credit Facility has scheduled annual reductions in availability beginning December 31, 2004.

TELEMUNDO HOLDINGS, INC. AND SUBSIDIARIES

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS (CONTINUED)

-------------------------------------------------------------------------------

The following summarizes the Company's contractual obligations at December 31, 2001, and the effect such obligations are expected to have on its liquidity and cash flows in future periods (dollars in thousands):

                                                   Payments Due by Year
                                                                                      2007 and
  Contractual Obligations           Total        2002       2003-04      2005-06     thereafter
  ------------------------------ ------------ ------------ ----------- ----------- -------------
  Long-term debt                 $680,522      $     -      $31,113      $39,955      $609,454
  Operating leases                 27,507        3,796        5,550        4,562        13,599
  Other long-term obligations      42,968       18,691       16,534        7,375           368
                                 --------      -------      -------      -------      --------
  Total contractual cash
    obligations                  $750,997      $22,487      $53,197      $51,892      $623,421
                                 ========      =======      =======      =======      ========

The Credit Facilities require mandatory prepayments under certain circumstances related to an asset sale, an equity issuance, the incurrence of additional indebtedness or change of control. In addition, the Company is required to prepay outstanding principal within 90 days of year end, beginning December 31, 2002, in an amount equal to 50% of excess cash flow (as defined in the Credit Facilities) if the Company's ratio of total debt to EBITDA (as defined in the Credit Facilities) is greater than or equal to four to one. If the Company's ratio of total debt to EBITDA is less than four to one no repayment is required. The Company can prepay the Credit Facilities at any time. Prepayments are allocated pro-rata to the Tranche A Term Loan and the Tranche B Term Loan in the inverse order of maturity.

The 2001 Senior Notes were issued at a substantial discount from their stated principal amount at maturity. Until August 15, 2003, interest accretes on the 2001 Senior Notes at a semi-annual bond equivalent rate of 11 1/2% per annum. Thereafter, interest accrues and is payable in cash semi-annually. The 2001 Senior Notes begin accruing cash interest at a rate of 11 1/2% per annum on August 15, 2003. Interest becomes payable in cash commencing February 15, 2004 and will be payable semi-annually in cash thereafter. The 2001 Senior Notes will mature on August 15, 2008.

The Credit Facilities require the Company to maintain certain financial ratios and, along with the 2001 Senior Notes, impose on the Company certain limitations or prohibitions, including those relating to: (i) the incurrence of indebtedness or the guarantee or assumption of indebtedness; (ii) the creation or incurrence of mortgages, pledges or security interests on the property or assets of the Company or any of its subsidiaries; (iii) the sale of assets of the Company or any of its subsidiaries; (iv) the merger or consolidation of the Company; (v) the payment of dividends or the redemption or repurchase of any capital stock or subordinated indebtedness of the Company; (vi) change of control and (vii) investments and acquisitions.

The Company's interest income and expense are sensitive to changes in the general level of U.S. and certain European interest rates. In this regard, changes in these rates affect the interest earned on the Company's cash equivalents as well as interest paid on its Credit Facilities. To mitigate the impact of fluctuations in interest rates, Telemundo Group, Inc. a wholly-owned subsidiary of Holdings, and its subsidiaries ("TGI") entered into three floating for fixed interest rate swap transactions, fixing a 5.145% London Interbank Offered Rates ("LIBOR") equivalent interest rate on $100.0 million principal amount, effective from September 29, 1998 to August 13, 2003, a 5.135% LIBOR equivalent interest rate on $100.0 million principal amount, effective from December 10, 1998 to August 13, 2003 and a 4.12% LIBOR equivalent interest rate on $20.0 million principal amount, effective from September 4, 2001 to September 2, 2003. Pursuant to the Credit Facilities, TGI is required to hedge the interest rate on 50% of the outstanding Tranche A and Tranche B Term Loans through June 1, 2003. The fair value of these arrangements as of December 31, 2001 was a negative $7.9 million.

The Company uses derivative financial instruments to manage financing cost associated with changes in interest rates. Interest rate swaps involve periodic exchange of payments without the exchange of underlying principal or notional amounts. Net payments are recognized as an adjustment to interest expense, net. The Company does not use any of these instruments for trading or speculative purposes. If the Company were to have borrowings outstanding for the maximum amount possible under the Revolving Credit Facility, it would have $100.0 million

TELEMUNDO HOLDINGS, INC. AND SUBSIDIARIES

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS (CONTINUED)

-------------------------------------------------------------------------------

principal amount subject to changes in interest rates, whereby a change of 100 basis points would have approximately a $1.0 million impact on pre-tax earnings and pre-tax cash flows over a one-year period.

Statements of Financial Accounting Standards 133, Accounting for Derivative Instruments and Hedging Activities, as amended by SFAS 137, Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No. 133, and SFAS 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities ("SFAS 133"), was adopted as of January 1, 2001. SFAS 133 requires that an entity recognize all derivatives as either assets or liabilities measured at fair value. The accounting for changes in the fair value of a derivative depends on the use of the derivative. Gains and losses resulting from changes in the values of derivatives are accounted for as either components of earnings or other comprehensive income depending on the use of the derivative and whether it qualifies for hedge accounting. Adoption of these new accounting standards resulted in an increase in financial assets of approximately $3.5 million and other comprehensive income of approximately $2.1 million net of taxes, as of January 1, 2001. The interest rate swap transactions qualify as cash flow hedges and are recorded on the consolidated balance sheet as of December 31, 2001 as follows: $7.3 million financial liabilities and $4.8 million accumulated other comprehensive loss, net of income taxes of $3.1 million. Using the hypothetical derivative method, the Company recognized net gains as a result of recording ineffective hedges accounted for at their fair value under SFAS 133 in the amount of $589,000, which is included in other income (expense), net in the consolidated statement of operations for the year ended December 31, 2001.

TELEMUNDO HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands)

                                                                    Year ended       Year ended     Year ended
                                                                   December 31,     December 31,   December 31,
                                                                       2001             2000           1999
----------------------------------------------------------------------------------------------------------------

Net revenue........................................................    $245,347         $199,684     $165,534
                                                                       --------         --------     --------

Costs and expenses:
  Direct operating costs...........................................      85,050           69,283       62,511
  Selling, general and administrative expenses.....................      73,250           60,575       54,252
  Depreciation and amortization....................................      39,416           30,903       28,394
                                                                       --------         --------     --------
                                                                        197,716          160,761      145,157
                                                                       --------         --------     --------

Operating income...................................................      47,631           38,923       20,377

Interest expense, net..............................................     (50,491)         (37,719)     (36,447)
Other income (expense), net........................................       1,011              235         (473)
Merger related (expense), net......................................         506                -            -
                                                                       --------         --------     --------
Income (loss) before income taxes, minority interest and
  extraordinary item...............................................      (1,343)           1,439      (16,543)
Income tax benefit (provision).....................................        (686)          (3,248)       4,467
Minority interest..................................................      (2,517)          (1,768)      (1,475)
                                                                       --------         --------     --------
Loss before extraordinary item ....................................      (4,546)          (3,577)     (13,551)
Extraordinary item-extinguishment of debt, net of taxes ...........      (3,095)               -            -
                                                                       --------         --------     --------

Net loss...........................................................    $ (7,641)        $ (3,577)    $ (13,551)
                                                                       =========        ========     =========

See notes to consolidated financial statements.

TELEMUNDO HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In thousands, except share data)

                                                                                       December 31,         December 31,
Assets                                                                                     2001                 2000
---------------------------------------------------------------------------------------------------------------------------
Current assets:
  Cash and cash equivalents...................................................           $    4,768             $  3,284
  Accounts receivable, less allowance for doubtful accounts of  $5,471
   and $8,219.................................................................               51,628               37,859
  Current portion of television programming...................................                8,676                5,109
  Prepaid expenses and other..................................................                4,160                4,111
  Due from Network Company, net...............................................               29,586               13,719
                                                                                         ----------             --------
           Total current assets...............................................               98,818               64,082
Property and equipment, net...................................................               89,318               71,067
Television programming, net of current portion................................                2,440                1,456
Other assets..................................................................               18,672               10,619
Broadcast licenses and other intangible assets, net...........................              883,734              614,136
                                                                                         ----------             --------

                                                                                         $1,092,982             $761,360
                                                                                         ==========             ========

Liabilities and Stockholder's Equity
--------------------------------------------------------------------------------

Current liabilities:
  Accounts payable and accrued expenses.........................................         $   35,082             $ 42,305
  Current portion of television programming obligations.........................              3,251                2,218
  Financial liabilities ........................................................              7,264                    -
  Current portion of long-term debt.............................................                  -                5,031
                                                                                         ----------             --------
       Total current liabilities................................................             45,597               49,554
Television programming obligations, net of current portion......................              1,118                   52
Long-term debt, net of current portion..........................................            680,522              400,199
Deferred taxes, net.............................................................             65,815               69,738
Other liabilities ..............................................................             24,484               24,140
                                                                                         ----------             --------
                                                                                            817,536              543,683
                                                                                         ----------             --------
Minority interest...............................................................              5,797                5,627
                                                                                         ----------             --------

Contingencies and commitments

Stockholder's equity:
  Common Stock, $.01 par value, 10,000 shares authorized and
   outstanding at December 31, 2001 and 2000....................................                  -                    -
  Additional paid-in capital....................................................            298,706              228,706
  Retained earnings (accumulated deficit).......................................            (24,297)             (16,656)
  Accumulated other comprehensive loss .........................................             (4,760)                   -
                                                                                         ----------             --------
                                                                                            269,649              212,050
                                                                                         ----------             --------

                                                                                         $1,092,982             $761,360
                                                                                         ==========             ========

See notes to consolidated financial statements.

TELEMUNDO HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

(In thousands, except share data)



                                                Number
                                              of Shares         Common
                                            Outstanding         Stock                   Retained      Accumulated
                                            -----------         -----     Additional     Earnings        Other
                                               Common           Common      Paid-In    (Accumulated  Comprehensive   Stockholder's
                                               Stock            Stock      Capital       Deficit)        Loss           Equity
                                               -----            -----      -------       --------    -------------      ------
Balance, December 31, 1998...............       10,000        $     -      $214,013      $    472         $      -     $214,485
Net loss.................................            -              -             -       (13,551)               -      (13,551)
                                              --------         ------      --------      --------         --------      -------
                                                                            214,013       (13,079)               -      200,934
Balance, December 31, 1999...............       10,000              -                      (3,577)               -       (3,577)
Net loss.................................            -              -        14,693             -                -       14,693
Capital contribution from TCG............            -              -
                                             ---------         ------      --------      --------         --------      -------

Balance, December 31, 2000...............       10,000              -       228,706       (16,656)               -      212,050
Net loss.................................            -              -             -        (7,641)               -       (7,641)
Capital contribution from TCG............            -              -        70,000             -                -       70,000

Cumulative adoption of new accounting
      principle-SFAS No. 133.............            -              -             -             -            2,124        2,124
Other comprehensive loss.................            -              -             -             -           (6,884)      (6,884)
                                             ---------         ------      --------      --------         --------     --------
Balance, December 31, 2001...............       10,000         $    -      $298,706      $(24,297)        $ (4,760)    $269,649
                                             =========         ======      ========      ========         ========     ========



See notes to consolidated financial statements.

TELEMUNDO HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)



                                                                   Year ended       Year ended      Year ended
                                                                  December 31,     December 31,    December 31,
                                                                      2001             2000            1999
-----------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM OPERATING ACTIVITIES:

Net loss ...................................................      $   (7,641)        $   (3,577)     $  (13,551)
Adjustments to reconcile net loss to net cash
  provided by operating activities:
  Depreciation and amortization.............................          39,416             30,903          28,394
  Interest accretion........................................          21,823             17,267          15,479
  Provision for losses on accounts receivable...............           1,993              1,260           1,423
  Minority interest.........................................           2,517              1,768           1,475
  Deferred taxes............................................          (2,664)              (242)         (6,669)
  Extraordinary item-extinguishment of debt, net of taxes...           3,095                  -               -
  Other income..............................................          (1,011)                 -               -
Changes in assets and liabilities, net of effects of
  business acquisitions:
    Accounts receivable.....................................         (14,524)            (7,265)           (126)
    Television programming..................................          (3,464)              (853)          2,876
    Television programming obligations......................           1,867                342             625
    Due from Network Company, net...........................         (15,867)            (6,228)         (3,867)
    Accounts payable, accrued expenses and other............          (8,376)             4,393           4,893
                                                                  ----------         ----------      ----------

           Net cash provided by operating activities........          17,164             37,768          30,952
                                                                  ----------         ----------      ----------

CASH FLOWS FROM INVESTING ACTIVITIES:

Additions to property and equipment.........................         (16,216)           (22,123)        (14,608)
Dispositions of property and equipment......................           1,689                  -               -
Business acquisitions, net of cash acquired ................        (304,936)                 -               -
                                                                  ----------         ----------      ----------

           Net cash used in investing activities............        (319,463)           (22,123)        (14,608)
                                                                  ----------         ----------      ----------
CASH FLOWS FROM FINANCING ACTIVITIES:

Proceeds from borrowings under credit facilities............         457,000              2,000           2,000
Payments under former credit facilities.....................        (263,531)           (16,468)        (15,000)
Capital contributions.......................................          70,000                  -               -
Proceeds from issuance of Series C Senior Discount Notes ...          60,000                  -               -
Deferred financing costs....................................         (15,476)                 -               -
Merger related costs........................................            (226)            (1,475)         (1,527)
Payments to minority interest partner.......................          (3,984)            (3,622)         (3,293)
                                                                  ----------         ----------      ----------

           Net cash provided by (used in) financing
             activities.....................................         303,783            (19,565)        (17,820)
                                                                  ----------         ----------      ----------
Increase (decrease) in cash and cash equivalents............           1,484             (3,920)         (1,476)
Cash and cash equivalents, beginning of year................           3,284              7,204           8,680
                                                                  ----------         ----------      ----------
Cash and cash equivalents, end of year......................      $    4,768         $    3,284      $    7,204
                                                                  ==========         ==========      ==========



See notes to consolidated financial statements.

TELEMUNDO HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

1.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

DESCRIPTION OF BUSINESS


Telemundo Holdings, Inc. ("Holdings", and collectively with its subsidiaries, the "Company") is a national Spanish-language television broadcast company currently operating in the United States. The Company owns and operates ten full-power UHF television stations serving the following Market Areas ("Market Areas" refers to Designated Market Area, a term developed by Nielsen Media Research, Inc. and used by the television industry to describe a geographically distinct television market) in the United States--Los Angeles, New York, Miami, Houston, Chicago, Dallas, San Francisco, San Antonio and Denver. Since June 1, 2001, the Company has owned and operated KWHY-TV in Los Angeles, California ("KWHY"), the largest independent Spanish-language television station in the largest U.S. Hispanic market, in addition to its owned and operated network affiliate in the Los Angeles Market Area. On June 1, 2001, the Company entered into a local marketing agreement to operate a full-power independent Spanish-language television station WEYS-TV, in Key West, Florida ("WEYS"), serving the Miami Market Area, in addition to its owned and operated network affiliate in the Miami Market Area. Since September 28, 2001, the Company has owned and operated KXTX-TV, in Dallas, Texas ("KXTX"), which became the Company's Dallas network affiliate on January 1, 2002. The Company also owns and operates the leading full-power VHF television station and related production facilities in Puerto Rico. The Company's stations broadcast a wide variety of network programming, including telenovelas (soap operas), talk shows, movies, entertainment programs, national and international news, sporting events, children's programming, music, comedy and dramatic series. In addition, the Company supplements its network programming with local programming focused on local news and community events. Programming is provided 24-hours a day to the Company's network affiliated U.S. stations by Telemundo Network Group LLC (the "Network Company"), an affiliate of the Company.


PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of Holdings and its subsidiaries for the years ended December 31, 2001, 2000 and 1999, respectively. All significant intercompany balances and transactions have been eliminated in consolidation. The operations of the Company's 74.5% interest in a joint venture ("Video 44") which owns WSNS-TV, Channel 44 in Chicago, are consolidated with those of the Company. The accounting impact of the interest attributable to the partner which owns the remaining 25.5% of Video 44 is reflected as minority interest.

USE OF ESTIMATES

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS

The Company considers short-term investments with an original maturity of three months or less to be cash equivalents.

DEPRECIATION AND AMORTIZATION


Property and equipment and broadcast licenses and other intangible assets are depreciated by the straight-line method over their estimated useful lives.

BROADCAST LICENSES AND OTHER INTANGIBLE ASSETS

Broadcast licenses and other intangible assets represent the Merger (as defined in Note 3) and the KWHY and KXTX Acquisitions consideration not attributable to specific tangible assets (as defined in Note 10).

TELEMUNDO HOLDINGS, INC. AND SUBSIDIARIES

--------------------------------------------------------------------------------

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

On January 1, 2001, the Company adopted Statement of Position 00-2 ("SOP 00-2"), Accounting by Producers or Distributors of Films. SOP 00-2 establishes new accounting standards for producers and distributors of films, which resulted in changes in revenue recognition and accounting for exploitation costs, including advertising and marketing expenses and development and overhead costs. The adoption of SOP 00-2 did not have a material impact on the Company's operating results.


REVENUE RECOGNITION

Revenue for the Company is derived primarily from the sale of advertising time on a national spot and local basis and is net of advertising agency commissions. The Company's revenue is also impacted by the revenue sharing aspect of the Affiliation Agreement (as defined in Note 3). Revenue is recognized when earned, i.e., when the advertisement is aired. The Company reviews the collectibility of its accounts receivable and adjusts its allowance for doubtful accounts accordingly. During 2001 and 2000, no customer accounted for more than 10% of the Company's revenue. The Company enters into barter transactions for advertising, which are recorded at the determinable fair value of the advertising surrendered or received in the exchange.

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


DERIVATIVE FINANCIAL INSTRUMENTS


Effective January 1, 2001, the Company adopted Statement of Financial Accounting Standards 133 ("SFAS 133"), Accounting for Derivative Instruments and Hedging Activities, as amended by SFAS 137, Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No. 133, and SFAS 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities. SFAS 133 requires that all derivatives be recorded as either assets or liabilities measured at fair value on the balance sheet and establishes criteria for designation and effectiveness of derivative transactions for which hedge accounting is applied. The Company assesses the initial and ongoing effectiveness of its hedging relationships in accordance with its documented policies. As a result of the adoption of this standard as of January 1, 2001, the Company recorded a transition adjustment reflecting a one-time after-tax unrealized gain of $2.1 million to other comprehensive income.

TELEMUNDO HOLDINGS, INC. AND SUBSIDIARIES

--------------------------------------------------------------------------------

The impact of SFAS 133 relates to the Company's three interest rate swaps, which are used to manage financing costs associated with changes in variable interest rates on its Credit Facilities (as defined in Note 9). The interest rate swap transactions qualify as cash flow hedges and are recorded on the consolidated balance sheet as of December 31, 2001 as follows: $7.3 million financial liabilities and $4.8 million accumulated other comprehensive loss, net of income taxes of $3.1 million. Using the hypothetical derivative method, the Company recognized a net gain as a result of recording ineffective hedges accounted for at their fair value in the amount of $589,000, which is included in other income (expense), net in the consolidated statements of operations for the year ended December 31, 2001.


The Company's credit risk associated with these derivative contracts is generally limited to any unrealized gain on those contracts with a positive fair market value, should any counterparty fail to perform as contracted. The counterparty to the Company's derivative contracts is a major international financial institution. The Company continually monitors the credit quality of this financial institution and does not expect non-performance by the counterparty.

Interest rate swaps involve the periodic exchange of payments without the exchange of underlying principal or notional amounts. Net payments are recognized as an adjustment to interest expense, net.

RECENT ACCOUNTING PRONOUNCEMENTS


In June 2001, the FASB released SFAS 141, Business Combinations, ("SFAS 141"), and SFAS 142, Goodwill and Other Intangible Assets ("SFAS 142"). SFAS 141 prohibits the use of the pooling-of-interests ("pooling") method of accounting for business combinations initiated after June 30, 2001. SFAS 142 requires that goodwill and any identifiable intangible asset that is determined to have an indefinite useful economic life not be amortized. The Company is required to test for impairment goodwill and intangible assets with an indeterminate useful life annually or more often (if circumstances dictate a more frequent review). Any identifiable intangible asset with a determinable economic useful life will be amortized. In addition, under SFAS 141, an acquired intangible asset should be separately recognized if the benefit of the intangible is obtained through contractual or other legal right, or if the intangible asset can be sold, transferred, licensed, rented, or exchanged. SFAS 141 and SFAS 142 have been applied to the KXTX Acquisition (as defined in Note 10), as the transaction closed after June 30, 2001. As a result, the intangibles identified were broadcast license and goodwill with indefinite lives. Accordingly, no amortization of those intangibles is included in the accompanying statement of operations and cash flows for the year ended December 31, 2001. The Company adopted SFAS 142 with respect to its other intangible assets as of January 1, 2002. If the Company discovers that an asset is impaired, any impairment charge will be recorded as an operating expense. The Company does not expect to be required to recognize any impairment charges as a result of its review.

Based on current assessments, the Company believes that the adoption of SFAS 142 will result in a substantial reduction of amortization expense since goodwill and broadcast licenses will no longer be amortized. Amortization of goodwill and other intangible assets was $27.4 million, $21.8 million and $16.3 million for 2001, 2000 and 1999, respectively.


In June 2001, the FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations, ("SFAS 143"). SFAS 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS 143 is effective for fiscal years beginning after June 15, 2002, and will be applied beginning January 1, 2003. The impact on the consolidated financial statements as a result of the adoption of SFAS 143 has not been determined.


In October 2001, the Financial Accounting Standards Board (the "FASB") issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, ("SFAS 144"). SFAS 144 maintains the provisions for (a) recognition/measurement of impairment of long-lived assets to be held and used, and (b) measurement of long-lived assets to be disposed of by sale. SFAS 144 is effective for fiscal years beginning after December 15, 2002 and will be applied beginning January 1, 2003. The impact on the consolidated financial statements as a result of the adoption of SFAS 144 has not been determined.

TELEMUNDO HOLDINGS, INC. AND SUBSIDIARIES

--------------------------------------------------------------------------------
RECLASSIFICATIONS

Certain reclassifications have been made in the prior years' consolidated financial statements to conform with the current year's presentation.


2.       ACQUISITION OF TELEMUNDO COMMUNICATIONS GROUP, INC.

On October 11, 2001, General Electric Company ("GE"), along with its wholly-owned indirect subsidiary National Broadcasting Company, Inc. ("NBC"), entered into a definitive agreement to acquire the Company's sole stockholder, Telemundo Communications Group ("TCG") and the 67% membership interest in the Network Company that TCG owns through a wholly-owned subsidiary. NBC has also agreed, in that acquisition agreement, to purchase the remaining 33% of the membership interests of the Network Company that are owned by a wholly-owned subsidiary of Sony Pictures. These transactions are referred to collectively as the "NBC Acquisition". The aggregate consideration to be paid in the NBC Acquisition is approximately $1.98 billion, consisting of GE common stock and cash. NBC will also assume approximately $700.0 million of existing debt, including the 2001 Senior Notes (as defined in Note 9). The NBC Acquisition is subject to regulatory approval and other customary closing conditions. The Company expects the acquisition to close in the first half of 2002.


3.       THE MERGER AND RELATED TRANSACTIONS

Holdings was originally formed as a holding company in connection with the August 1998 acquisition of Telemundo Group, Inc. (now a wholly-owned subsidiary of Holdings, "TGI") by Liberty Media Corporation (together with its subsidiaries, "Liberty"), Sony Pictures Entertainment Inc. (together with its subsidiaries, "Sony Pictures") and Station Partners, LLC ("Station Partners") (the "Merger").


Under an affiliation agreement (the "Affiliation Agreement"), the Network Company provides network programming to the Company, and the Company and the Network Company pool and share advertising revenue pursuant to a revenue sharing arrangement. Pursuant to the Affiliation Agreement, the Company receives a formula-based share of pooled advertising revenue generated by the Company and the Network Company. The following revenue sources (collectively, the "Aggregate Net Advertising Receipts") are included in the pooled revenue: (i) 61% of the net advertising revenue received by the Network Company pursuant to the sale of network advertising and (ii) 100% of the net advertising revenue received by the Company (excluding WKAQ in Puerto Rico, KWHY in Los Angeles and WEYS in Miami, and only through December 31, 2001, KXTX in Dallas) from the sale of local and national spot advertising time. The pooled revenue is shared between the Company and the Network Company, with the Company's share based on the following formula for the first year of the agreement: (i) 80% of the first $130.0 million of Aggregate Net Advertising Receipts; plus (ii) 55% of the incremental Aggregate Net Advertising Receipts above $130.0 million up to $230.0 million; plus (iii) 45% of the incremental Aggregate Net Advertising Receipts above $230.0 million. After the first year, the threshold levels (i.e. $130.0 million and $230.0 million) increase 3% annually. Currently, the Company is in the fourth year of the Affiliation Agreement and the thresholds are $142.1 million and $251.3 million, respectively.


The Company incurs non-network marketing/promotional expenditures, programming expenditures and capital expenditures for its stations. All network programming costs are borne by the Network Company. As part of the Affiliation Agreement, the Network Company and the Company agreed, subject to various conditions, to incur certain programming, marketing/promotional and capital expenditures in each year. These expenditures may be reduced or eliminated based on financial tests, which assume such expenditures produce positive financial results (i.e. incremental revenue). The Company can also elect to incur a portion of such expenditures in a subsequent year.

TELEMUNDO HOLDINGS, INC. AND SUBSIDIARIES

--------------------------------------------------------------------------------

4.       THE RESTRUCTURING AND RELATED TRANSACTIONS

On December 15, 2000, the ownership of Holdings and of the Network Company was restructured (the "Restructuring"). As a result of the Restructuring, Holdings became a wholly-owned subsidiary of TCG and TCG acquired a 67% membership interest in the Network Company. As part of the Restructuring, Council Tree Hispanic Broadcasters II, L.L.C. purchased all of the membership interests in Station Partners owned by Apollo Investment Fund III, L.P. ("Apollo") and contributed four stations in Colorado (KMAS-TV in Steamboat Springs, KSBS-LP in Denver, KMAS-LP in Denver and K34FB in Pueblo, collectively, the "Denver Stations") to Station Partners, which subsequently contributed the Denver Stations to the Company. Specifically, Liberty contributed, through the contribution of 100% of the capital stock of one of its subsidiaries to TCG, 50% of the outstanding membership interests of the Network Company in exchange for shares of TCG. In addition, Sony Pictures contributed, through a subsidiary, 17% of the outstanding membership interests of the Network Company to TCG in exchange for shares of TCG. As a result, Sony Pictures retained 33% of the Network Company's membership interests and TCG is the managing member of the Network Company.


On May 31, 2001, in connection with the KWHY Acquisition (as defined in Note
10), TCG issued shares of its Series A Convertible Preferred Stock and its Series B Convertible Preferred Stock in exchange for $70.0 million from certain of its stockholders. Shares of the Series A Convertible Preferred Stock, which have one vote per share and are convertible into TCG's Class A Common Stock, were issued to Liberty, Sony Pictures, SPE Mundo Investment Inc. ("SPE Mundo") and TLMD LLC. Shares of the Series B Convertible Preferred Stock, which have three votes per share and are convertible into TCG's Class B Common Stock, were issued to Station Partners. Accordingly, on a voting basis, the issued and outstanding capital stock of TCG (including the Class A and Class B Common Stock and the Series A and Series B Convertible Preferred Stock on a combined basis) may be voted 15.67% by Sony Pictures (which includes the shares held by its wholly-owned subsidiary SPE Mundo), 24.92% by Liberty, 55.48% by Station Partners, 3.33% by Bron-Villanueva Capital, LLC and 0.59% by TLMD LLC. Liberty's voting rights are subject to an irrevocable proxy, subject to certain conditions, in favor of Station Partners to vote all the shares of TCG held by Liberty.


5.       COMPREHENSIVE LOSS

Comprehensive loss consists of net loss and changes in the value of derivatives in accordance with the adoption and application of SFAS 133. The components of the Company's comprehensive loss is as follows (in thousands):

                                                                  Year Ended
                                                              December 31, 2001
                                                              -----------------
             Net loss.....................................          $(7,641)
             Cumulative adoption of new accounting

             principle - SFAS 133, net of
                income taxes of $1,358....................            2,124

             Unrealized loss on derivatives,

             net of income taxes of $4,451.............           (6,884)
                                                                  ---------
             Comprehensive loss...........................         $(12,401)
                                                                  =========

TELEMUNDO HOLDINGS, INC. AND SUBSIDIARIES

--------------------------------------------------------------------------------

6.       PROPERTY AND EQUIPMENT

The components, useful lives and accumulated depreciation and amortization of the Company's property and equipment are as follows (dollars in thousands):



                                                          Estimated
                                                        Useful Lives
December 31                                              (in years)            2001            2000
------------------------------------------------------------------------------------------------------
Land..................................................        N/A            $ 4,076         $ 7,690
Buildings and improvements............................     20 to 40           16,477          15,180
Broadcast and other equipment.........................      2 to 13           78,808          52,270
Construction in progress..............................        N/A              8,193           9,191
Leasehold improvements................................         *               6,514           4,237
                                                                            --------         -------
                                                                             114,068          88,568
Less: accumulated depreciation and
  amortization.......................................                       (24,750)         (17,501)
                                                                            --------         -------
                                                                            $89,318          $71,067
                                                                            ========         =======



       *Shorter of life of lease or useful life of asset.

7.       BROADCAST LICENSES AND OTHER INTANGIBLE ASSETS

The components, useful lives and accumulated amortization of the Company's broadcast licenses and other intangible assets are as follows (dollars in thousands):



                                                          Estimated
                                                        Useful Lives
December 31                                              (in years)          2001              2000
------------------------------------------------------------------------------------------------------
FCC broadcast licenses (pre July 1, 2001)............            40         $643,937        $437,313
Goodwill (pre July 1, 2001)..........................            40          204,651         199,625
FCC license (post June 30, 2001).....................    Indefinite            8,731               -
Goodwill (post June 30, 2001)........................    Indefinite           47,086               -
Affiliation Agreement................................            10            1,000           1,000
Advertiser base......................................             5           54,110          25,110
Other................................................             3            3,771           3,271
                                                                            --------        --------
                                                                             963,286         666,319
Less: accumulated amortization.......................                        (79,552)        (52,183)
                                                                            --------        --------
                                                                            $883,734        $614,136
                                                                            ========        ========



8.       ACCOUNTS PAYABLE AND ACCRUED EXPENSES

The components of the Company's accounts payable and accrued expenses are as follows (in thousands):

December 31                                            2001           2000
----------------------------------------------------------------------------


Accounts payable..................................   $ 3,581          $10,656
Accrued compensation and commissions..............     7,061            7,268
Accrued agency commissions........................     7,623            8,090
Accrued merger costs..............................     3,036            5,322
Accrued exchange offer ...........................     2,008            2,010
Other accrued expenses............................    11,773            8,959
                                                     -------          -------
                                                     $35,082          $42,305
                                                     =======          =======

TELEMUNDO HOLDINGS, INC. AND SUBSIDIARIES

--------------------------------------------------------------------------------

9.       LONG-TERM DEBT

The components of the Company's long-term debt are as follows (in thousands):

December 31                                              2001            2000
-------------------------------------------------------------------------------

Credit Facilities..................................   $435,000        $      -

Former Credit Facilities ..........................          -         241,532
2001 Senior Notes .................................    245,217               -
Former Senior Discount Notes ......................          -         163,393
10 1/2% Senior Notes ..............................        305             305

                                                       -------        --------
                                                       680,522         405,230
     Less: current portion.........................          -          (5,031)
                                                      --------        --------
                                                      $680,522        $400,199
                                                      ========        ========

Significant terms of the Company's debt agreements are as follows:


         Credit Facilities: The Credit Facilities provide for aggregate borrowings of up to $530.0 million, of which $435.0 million was outstanding as of December 31, 2001 ("Credit Facilities"). The Credit Facilities consist of a $75.0 million amortizing term loan with a final maturity of February 15, 2008 (the "Tranche A Term Loan"), a $355.0 million amortizing term loan with a final maturity of May 15, 2008 (the "Tranche B Term Loan") and a $100.0 million revolving credit facility with a final maturity of May 15, 2008 (the "Revolving Credit Facility"). The former Credit Facilities provided for aggregate borrowings of up to $430.0 million, which consisted of $330.0 million amortizing term loans and a $100.0 million revolving credit facility ("Former Credit Facilities"), and were refinanced pursuant to the KWHY Acquisition (as described in Note 10).


         The Tranche A Term Loan amortizes quarterly beginning June 30, 2003 and the scheduled principal repayments increase each year. The Tranche B Term Loan requires equal quarterly principal repayments beginning June 30, 2003, with a $169.1 million balloon payment due May 15, 2008. The Revolving Credit Facility has scheduled annual reductions in availability beginning December 31, 2004. There was $5.0 million outstanding under the Revolving Credit Facility at December 31, 2001.

         The Tranche A Term Loan and the Revolving Credit Facility bear interest based upon either the London Interbank Offered Rate ("LIBOR") or the Alternate Base Rate (greater of the prime rate or federal funds rate plus 0.75%), plus an interest rate margin determined by reference to the ratio of TGI's debt to EBITDA (as defined in the Credit Facilities) for the four fiscal quarters most recently concluded (the "Leverage Ratio"). The interest rate margins applicable to LIBOR borrowing range from 0.75% to 3.0% per annum. The interest rate margins applicable to Alternate Base Rate borrowing range from 0.75% to 2.0%. At December 31, 2001, the interest rate applicable to the Tranche A Term Loan and the Revolving Credit Facility was 4.25% and 4.1756%, respectively, which is based upon LIBOR and includes an interest rate margin of 2.25% (and excludes the effects of the interest rate hedges described below). The Revolving Credit Facility also provides for payment of a commitment fee of 0.75% per annum on the unused portion, which may be reduced based upon the Leverage Ratio, as defined in the Credit Facility. At December 31, 2001 the commitment fee was 0.75% per annum.

         The interest rate margins applicable to the Tranche B Term Loan LIBOR borrowing and the Alternate Base Rate borrowing are fixed at 3.25% and 2.25%, respectively. At December 31, 2001, the interest rate applicable to the Tranche B Term Loan was 5.25%, which is based upon LIBOR and includes an interest rate margin of 3.25%.


         The Credit Facilities require mandatory prepayments under certain circumstances related to an asset sale, an equity issuance, the incurrence of additional indebtedness or change of control. In addition, the Company is required to prepay outstanding principal within 90 days of year end, beginning December 31, 2002, in an

TELEMUNDO HOLDINGS, INC. AND SUBSIDIARIES

--------------------------------------------------------------------------------


         amount equal to 50% of excess cash flow (as defined in the Credit Facilities) if the Company's ratio of total debt to EBITDA (as defined in the Credit Facilities) is greater than or equal to four to one. If the Company's ratio of total debt to EBITDA is less than four to one, no payment is required. The Company can prepay the Credit Facilities at any time. Prepayments are allocated pro-rata to the Tranche A Term Loan and the Tranche B Term Loan in the inverse order of maturity. The Credit Facilities are collateralized by substantially all of the assets of Holdings and each wholly-owned domestic U.S. subsidiary of TGI.

         2001 Senior Notes: In August 2001, the Company issued $75.2 million aggregate principal amount at maturity of the Company's Series C 11 1/2% Senior Discount Notes due 2008 ("Series C Senior Discount Notes"). On December 11, 2001 the Company closed an offer to exchange up to $294.0 million principal amount at maturity of its registered Series D 11 1/2% Senior Discount Notes due 2008 ("2001 Senior Notes") for an equivalent principal amount at maturity of its outstanding Series A, B and C 11 1/2% Senior Discount Notes due August 15, 2008. The 2001 Senior Notes were issued at a substantial discount from their stated principal amount at maturity. Until August 15, 2003, interest accretes on the 2001 Senior Notes at a semi-annual bond equivalent rate of 11 1/2% per annum. Thereafter, interest accrues and is payable in cash semi-annually. The 2001 Senior Notes begin accruing cash interest at a rate of 11 1/2% per annum on August 15, 2003. Interest becomes payable in cash commencing February 15, 2004 and will be payable semi-annually in cash thereafter. The 2001 Senior Notes will mature on August 15, 2008.

         Former Senior Discount Notes: The Series A and B 11 1/2% Senior Discount Notes due 2008 were issued in August 1998 in aggregate principal amount at maturity of $218.8 million, which are unsecured obligations of the Company (the "Former Senior Discount Notes"). The Former Senior Discount Notes were issued at a substantial discount from their stated principal amount at maturity. The Former Senior Discount Notes were exchanged for the 2001 Senior Notes on December 11, 2001, with the exception of $100,000 aggregate principal amount at maturity of Series B 11 1/2% Senior Discount Notes due 2008.


         10 1/2% Senior Notes: The 10 1/2% Senior Notes due 2006 were issued at a discount in February 1996 and were structured to produce a yield-to-maturity of 10 1/2% per annum (the "10 1/2% Senior Notes"). The 10 1/2% Senior Notes are unsecured obligations and bear cash interest, payable semi-annually at a rate of 10 1/2% per annum on their principal amount at maturity. The principal balance is due in its entirety on February 15, 2006. In connection with the Merger, 99.9% of the then outstanding principal amount was repurchased.

The Credit Facilities require the Company to maintain certain financial ratios and, along with the 2001 Senior Notes, impose on the Company certain limitations or prohibitions, including those relating to (i) the incurrence of indebtedness or the guarantee or assumption of indebtedness; (ii) the creation or incurrence of mortgages, pledges or security interests on the property or assets of the Company or any of its subsidiaries; (iii) the sale of assets of the Company or any of its subsidiaries; (iv) the merger or consolidation of the Company; (v) the payment of dividends or the redemption or repurchase of any capital stock or subordinated indebtedness of the Company; (vi) change of control and (vii) investments and acquisitions.

The Credit Facilities financial debt covenants require TGI to maintain certain ratios of consolidated debt to EBITDA, consolidated interest expense coverage ratios and consolidated fixed charge coverage ratios.

Interest paid was $25.4 million, $23.4 million and $20.0 million in 2001, 2000 and 1999, respectively.

Pursuant to the Credit Facilities, TGI is required to hedge the interest rate on 50% of the outstanding Tranche A and Tranche B Term Loans through June 1, 2003. The Company manages interest rate exposure by swapping floating rate for fixed rate interest. As part of such management of interest rate exposure, TGI entered into derivative instruments to swap a floating interest rate for a fixed rate for a portion of its debt. At December 31, 2001, TGI had three interest rate swap contracts exchanging a floating interest rate for a fixed rate for notional values of $100.0 million, $100.0 million and $20.0 million, respectively. Under this type of interest rate swap, notional amounts do not quantify risk or represent assets or liabilities of TGI, but are only used in the calculation of cash interest settlements under the contracts. Two contracts are effective from September 29, 1998 (with a fixed LIBOR equivalent interest rate of 5.145%) and December 10, 1998 (with a fixed LIBOR equivalent interest rate of 5.135%)

TELEMUNDO HOLDINGS, INC. AND SUBSIDIARIES

-------------------------------------------------------------------------------


to August 13, 2003, respectively, and one contract is effective from September 4, 2001 (with a fixed LIBOR equivalent interest rate of 4.12%) to September 2, 2003. The fair value of these arrangements as of December 31, 2001 was a negative $7.9 million, which is included in the financial liabilities in the consolidated balance sheets.

The aggregate maturities of the Company's long-term debt as of December 31, 2001 are as follows (in thousands):


2002                           $      -
2003                             12,563
2004                             18,550
2005                             18,550
2006                             21,405
2007 and thereafter             609,454
                               --------
                               $680,522
                               ========

10.      ACQUISITIONS AND RELATED FINANCING


On June 1, 2001, the Company acquired certain of the assets and assumed certain of the liabilities of independent full-power Spanish-language television station KWHY-TV, Channel 22, in Los Angeles, California, and its related low-power television station, KWHY-LP, Channel 22, in Santa Barbara, California, for approximately $240.4 million, which included acquisition-related costs ("KWHY Acquisition").


The KWHY Acquisition has been accounted for under the purchase method of accounting.

The purchase price allocation for the KWHY Acquisition was based on the fair values of the assets acquired and liabilities assumed and an independent valuation and allocation of the intangibles is as follows (in thousands):


Cash                                                $      -
Television programming                                 1,087
Prepaid expenses and other current assets                143
Property and equipment                                 5,539
Broadcast licenses and other intangibles             237,473
Accounts payable and accrued expenses                 (3,555)
Television program obligations                          (284)
                                                    --------
    Total purchase price                            $240,403
                                                    ========


The allocation and related life of the intangibles are as follows (in thousands):

Broadcast licenses                  40 years          206,724
Advertiser base                      7 years           29,000
Goodwill                            40 years            1,349
Workforce                            5 years              400


The KWHY Acquisition was financed by a $70.0 million shareholder contribution (as described in Note 4) and the Credit Facilities.

On September 28, 2001, the Company acquired certain of the assets and assumed certain of the liabilities of full-power independent English-language television station KXTX-TV, Channel 39, in Dallas, Texas, for approximately $64.5 million, which included acquisition-related costs ("KXTX Acquisition"). The Company began operating KXTX as a Spanish-language television station on January 1, 2002, which resulted in an upgrade in the coverage of the Dallas Market Area over the former affiliate.

The KXTX Acquisition has been accounted for under SFAS 141 and SFAS 142.

TELEMUNDO HOLDINGS, INC. AND SUBSIDIARIES

-------------------------------------------------------------------------------


The purchase price allocation for the KXTX Acquisition was based on the fair values of the assets acquired and liabilities assumed and an independent valuation and allocation of the intangibles is as follows (in thousands):

Cash                                                    $       -
Prepaid expenses and other current assets                      56
Property and equipment                                      9,825
Broadcast license and other intangibles                    55,817
Accounts payable and accrued expenses                      (1,165)
                                                        ---------
                                                        $  64,533
                                                        =========


The allocation and related life of the intangibles are as follows
(in thousands):

Broadcast license             Indefinite                8,731
Goodwill                      Indefinite               47,086


The Company used the proceeds from the Series C Senior Discount Notes and the Credit Facilities to fund the KXTX Acquisition.


The unaudited pro forma information of the Company as if the acquisitions had occurred on January 1, is as follows (in thousands):


Year ended December 31,                         2001              2000
----------------------------------------------------------------------

Net revenue                                  $264,683          $244,632
Loss from continuing operations               (15,519)          (18,455)

On June 1, 2001, the Company entered into a local marketing agreement with WEYS Television Corp. to operate the full-power Spanish-language television station WEYS in Key West, Florida, serving the Miami Market Area. The Company also entered into an option agreement to acquire the assets of WEYS and its associated low-power television stations for approximately $9.0 million.


11.      INCOME TAXES


For the years 2001 and 2000, the Company and its domestic subsidiaries are part of a consolidated federal income tax return that includes TCG. For the year 1999, the Company and its domestic subsidiaries filed a consolidated federal income tax return. The Company files a separate Puerto Rico income tax return for its operations in Puerto Rico. The Company's 2001 and 2000 income tax provision was calculated on a separate return basis as if the Company was not part of the TCG consolidated group. The income tax benefit (provision) consisted of the following (dollars in thousands):

                                                    Year Ended      Year Ended       Year Ended
                                                   December 31,    December 31,     December 31,
                                                       2001            2000             1999
---------------------------------------------------------------------------------------------------
Current:
Federal and state ..............................    $ (842)         $   (544)         $  (168)
Puerto Rico ....................................    (2,508)           (2,946)(a)       (2,034)(a)
                                                    ------          --------          -------
                                                    (3,350)           (3,490)          (2,202)

Deferred:
Federal and state...............................     2,948             2,028            9,518
Puerto Rico.....................................      (284)           (1,786)          (2,849)
                                                    ------          --------          -------
                                                     2,664               242            6,669
                                                    ------          --------          -------
                                                    $ (686)         $ (3,248)         $ 4,467
                                                    ======          ========          =======

TELEMUNDO HOLDINGS, INC. AND SUBSIDIARIES

-------------------------------------------------------------------------------

(a) Primarily a provision for withholding taxes related to intercompany interest.

The following reconciles the amount which would be provided by applying the 35% federal statutory rate to net income (loss) before income taxes to the federal income taxes actually provided (in thousands):



                                                   Year Ended       Year Ended       Year Ended
                                                  December 31,     December 31,     December 31,
                                                     2001             2000             1999
---------------------------------------------------------------------------------------------------
Income tax benefit (provision) assuming
  federal statutory rate......................      $ 1,351        $   115            $6,306
Puerto Rico withholding tax, net of federal
  benefit.....................................            -         (1,295)           (1,214)
State tax, net of federal benefit.............          (41)            77               904
Goodwill......................................       (1,779)        (1,712)           (1,751)
Foreign tax differential......................         (286)          (281)             (309)
Other.........................................           69           (152)              531
                                                    -------        -------            ------

Income tax benefit (provision)................       $ (686)       $(3,248)           $4,467
                                                     ======        =======            ======



The tax effects comprising the Company's net deferred taxes are as follows (in thousands):



December 31                                                         2001              2000
-------------------------------------------------------------- ----------------- -----------------

Deferred Tax Assets:
      NOLs....................................................      $  85,997         $  90,883
      Allowance for doubtful accounts.........................          1,556             2,908
      Senior Discount Notes original issue discount...........         23,363            14,906
      Alternative minimum tax credits.........................            917               604
      Other...................................................          3,822             4,394
                                                                    ---------         ---------
                                                                      115,655           113,695
      Valuation allowance.....................................        (40,039)          (40,039)
                                                                    ---------         ---------
                                                                       75,616            73,656
                                                                    ---------         ---------

Deferred Tax Liabilities:
      Amortization of FCC broadcast licenses and other
          identifiable intangibles, net.......................       (142,397)         (141,440)
      Accelerated depreciation................................         (2,128)           (1,954)
                                                                    ---------         ---------
                                                                     (144,525)         (143,394)
                                                                    ---------         ---------
                                                                      (68,909)          (69,738)
     Comprehensive loss.......................................          3,094                 -
                                                                    ---------         ---------
Net deferred tax liability....................................      $ (65,815)        $ (69,738)
                                                                    =========         =========



Limitations imposed by Section 382 of the Internal Revenue Code limit the amount of NOLs which will be available to offset the Company's future U.S. taxable income. Accordingly, a valuation allowance has been established to offset the NOLs that the Company will be unable to utilize.

TELEMUNDO HOLDINGS, INC. AND SUBSIDIARIES

-------------------------------------------------------------------------------

The Company has federal NOLs expiring as follows (in thousands):

                        2002................. $ 34,756
                        2003.................   31,103
                        2004.................    6,262
                        2005.................   31,799
                        2006.................   26,942
                        2007.................    8,676
                        2010.................   21,419
                        2011.................    8,363
                        2017.................    8,042
                        2018.................   43,142
                                              --------
                                              $220,504
                                              ========


The Company also has state tax NOLs in various jurisdictions.

The Company paid federal, state and Puerto Rico income and withholding taxes of $1.7 million, $5.4 million and $5.7 million during 2001, 2000 and 1999, respectively.

12.      EMPLOYEE RETIREMENT AND INCENTIVE PLANS

The Company maintains qualified defined contribution retirement and savings plans for its U.S. employees. The Company's contributions to these plans totaled approximately $962,000, $872,000 and $662,000 for 2001, 2000 and 1999,
respectively.


The Company's television station in Puerto Rico, WKAQ, maintains a defined benefit pension plan and a defined contribution retirement and savings plan, which cover substantially all of its union and non-union employees. For employees with one or more years of service, WKAQ's defined pension plan provides pension benefits which are computed based on each employee's annual compensation up to $170,000 for both 2001 and 2000, respectively. WKAQ's policy is to fund pension costs as they accrue pursuant to ERISA guidelines.


The following table sets forth the funded status of WKAQ's defined benefit pension plan and the amounts in the Company's balance sheets as of December 31, 2001 and 2000 (in thousands):

                                                        2001            2000
                                                    -------------   ------------
Change in Benefit Obligation:

Benefit obligation at beginning of year.............    $4,881          $4,989
Service cost........................................       213             199
Interest cost.......................................       352             331
Actuarial gain......................................       305            (433)
Benefits paid.......................................      (199)           (205)
                                                        ------          ------
Benefit obligation at end of year...................    $5,552          $4,881
                                                        ======          ======

Change in Plan Assets:

Fair value of plan assets at beginning of year......    $5,575          $5,580
Actual return on plan assets........................      (555)            200
Benefits paid.......................................      (199)           (205)
                                                        ------          ------
Fair value of plan assets at end of year............    $4,821          $5,575
                                                        ======          ======

Funded status.......................................    $ (731)         $  694
Unrecognized net asset existing at January 1, 1987..       (37)            (94)
Unrecognized net actuarial (gain) loss..............     1,282             (72)

TELEMUNDO HOLDINGS, INC. AND SUBSIDIARIES

-------------------------------------------------------------------------------


Unrecognized prior service cost..................      261               300
                                                    ------            ------
Prepaid benefit cost.............................   $  775            $  828
                                                    ======            ======

Weighted-average assumptions as of December 31:
Discount rate....................................     7.0%              7.5%
Expected return on plan assets...................     9.0%              9.0%
Rate of compensation increase....................     5.0%              5.0%

Components of net periodic (benefit) cost:

Service cost.....................................   $  213            $  199
Interest cost....................................      352               331
Expected return on plan assets...................     (493)             (526)
Amortization of prior service costs..............       39                39
Amortization of initial asset....................      (58)              (58)
                                                    ------            ------
Net periodic (benefit) cost......................   $   53            $  (15)
                                                    ======            ======


13.      CONTINGENCIES AND COMMITMENTS

The Company and its subsidiaries are involved in a number of legal proceedings arising out of the ordinary course of business and are contesting the allegations of the complaints in each pending action and believe, based on current knowledge, that the outcome of all such actions will not have a material adverse effect on the Company's consolidated results of operations or financial condition.

The Company is obligated under various leases, some of which contain renewal options and provide for cost escalation payments. At December 31, 2001, future minimum rental payments under such leases are as follows:

                                            Operating
                                             Leases
                                         (in thousands)
                                         --------------

2002...............................         $ 3,796
2003...............................           3,097
2004 ..............................           2,453
2005...............................           2,390
2006...............................           2,172
2007 and thereafter................          13,599
                                            -------

Total minimum lease payments.......         $27,507
                                            =======


Rent expense was $3.8 million, $3.1 million and $3.0 million for 2001, 2000 and 1999, respectively.


The Company has employment agreements with certain officers and employees pursuant to which the Company is committed to pay $7.9 million, $2.5 million, $785,000 and $17,000 in 2002, 2003, 2004 and 2005, respectively, for these agreements.

The Company has contracted for certain audience measurement services in the U.S. and Puerto Rico. The Company is committed to pay $2.0 million, $2.4 million, $2.2 million, $3.0 million, $4.3 million and $368,000 in 2002, 2003, 2004, 2005,
2006 and 2007 and thereafter, respectively, for these services.

The Company has certain programming contracts for which the Company is committed to pay $5.1 million, $881,000 and $398,000 in 2002, 2003 and 2004, respectively, for these programs.

TELEMUNDO HOLDINGS, INC. AND SUBSIDIARIES

--------------------------------------------------------------------------------

The Company has a local marketing agreement with WEYS and an affiliation agreement in Puerto Rico for which the Company is committed to pay $3.7 million, $4.0 million and $3.3 million in 2002, 2003 and 2004, respectively, under these agreements.

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

14.      TRANSACTIONS WITH AFFILIATES

Pursuant to the revenue sharing arrangement under the Affiliation Agreement, the Company recorded revenue of $29.8 million and $26.1 million in 2001 and 2000, respectively, the outstanding portion of which is included in Due from Network Company, net in the consolidated balance sheets. The Company charges the Network Company intercompany interest on the outstanding balance at market rates, and the Company has recorded interest income of approximately $511,000, which has been netted against interest expense for the year ended December 31, 2001. In addition, pursuant to other contractual arrangements, the Network Company pays certain costs on behalf of the Company and the Company pays certain costs on behalf of the Network Company, which are fully reimbursed. The Company believes these costs to be at fair value and are included in Due from Network Company, net in the consolidated balance sheets.

Sony Pictures, through its wholly-owned subsidiary, is a member of the Network Company and a shareholder of TCG. The Company purchases broadcast equipment in the normal course of its business from various equipment suppliers, including Sony Corporation of America and related companies ("Sony"), which are affiliates of Sony Pictures. The Company purchased approximately $2.7 million and $3.0 million of equipment from Sony in 2001 and 2000, respectively, and believes these purchases to be at fair market value.

As of December 31, 2001, the Company paid for fees related to the Restructuring and has a receivable of approximately $336,000 for TCG, which is included in accounts receivable in the consolidated balance sheets. There was no receivable outstanding at December 31, 2000.

15.      FINANCIAL INSTRUMENTS

Pursuant to SFAS No. 107, "Disclosures about Fair Values of Financial Instruments," the estimated fair values of the Company's financial instruments are summarized as follows (in thousands):

                                                     December 31, 2001                        December 31, 2000
                                            ------------------------------------     ------------------------------------
                                              Carrying Amount       Fair Value         Carrying Amount       Fair Value
                                            -------------------   --------------     -------------------   --------------
Cash and cash equivalents..................     $   4,768           $   4,768            $  3,284            $   3,284
Accounts receivable, net...................        51,628              51,628              37,859               37,859
Interest rate swap contracts...............             -                   -                   -                3,482
Accounts payable and accrued
    expenses ..............................        35,082              35,082              42,305               42,305
Financial liabilities .....................         7,264               7,853                   -                    -
Long-term debt:
    Credit Facilities......................       435,000             435,000                   -                    -
    Former Credit Facilities...............             -                   -             241,532              241,532
    2001 Senior Notes .....................       245,217             276,352                   -                    -
    Former Senior Discount Notes ..........             -                   -             163,393              148,810
    10 1/2% Senior Notes ..................           305                 305                 305                  305

TELEMUNDO HOLDINGS, INC. AND SUBSIDIARIES

The carrying amounts reported in the consolidated balance sheets for cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value because of the short-term maturity of these financial instruments. The Credit Facilities and Former Credit Facilities approximate fair value because they are a variable rate instruments. Estimated fair values for the 2001 Senior Notes, Former Senior Discount Notes, financial liabilities and the interest rate swap contracts are based upon market prices. Estimated fair value for the 10 1/2% Senior Notes is based upon the face amount of such notes.

16.      WORLD TRADE CENTER DISASTER

On September 11, 2001, terrorists attacked the World Trade Center in New York and the Pentagon in Washington, D.C. The transmitter and antenna facilities for the Company's New York station, WNJU, were located on the north tower of the World Trade Center and were destroyed. As a result of the World Trade Center disaster, the Company experienced (a) a loss of broadcast equipment with a replacement value of approximately $3.0 million; (b) a loss in advertising revenues of approximately $3.0 million for the period September 11-16, 2001; and
(c) as a result of its expanded news coverage following both attacks, an increase in incremental operating expenses of approximately $500,000. Additionally, the Company has incurred capital costs in excess of $4.0 million related to replacing and relocating WNJU's transmitter and antenna facilities to an alternate site in Alpine, New Jersey. Prior to September 11, 2001, the destroyed fixed assets had a net book value of approximately $480,000, which has been reclassified to insurance proceeds receivable and is included in accounts receivable in the consolidated balance sheet as of December 31, 2001. The Company continues to incur losses as a result of transmitting its New York broadcast signal from a location that results in coverage that is inferior to its former World Trade Center signal. Further, there will be significant additional costs incurred to move WNJU's transmitter and antenna facilities to a permanent location, which has equivalent signal strength and coverage of the New York Market Area. In the first quarter of 2002, the Company received $5.0 million from the insurance carriers as partial payment for property damages.

17.      SUBSEQUENT EVENTS

GE has informed us that it commenced a tender offer on March 11, 2002, for all of our outstanding 2001 Senior Notes pursuant to the terms of an offer to purchase and consent solicitation statement (the "Offer to Purchase"). In connection with the tender offer, GE has stated that it is also seeking consents to various amendments to the indenture under which the notes were issued. In the Offer to Purchase, GE stated that it will pay a purchase price of $100.75 per $100 principal amount at maturity of the 2001 Senior Notes plus, if the settlement date is after April 9, 2002, an amount per $100 principal amount at maturity (rounded if necessary to the nearest $0.001) equal to $0.01013 per day for each calendar day from and including April 9, 2002, but excluding the date GE settles the offer. The Offer to Purchase also stated that the purchase price includes an amount equal to 2% of the principal amount at maturity, which GE will pay only for notes tendered at or prior to a "consent payment deadline" and not subsequently withdrawn.

On March 26, 2002, GE issued a press release announcing that it had received tenders of notes and related consents from 100% of the holders of the 2001 Senior Notes, and, accordingly, we and the trustee under the indenture will execute a supplemental indenture containing the agreed-upon amendments to the indenture under which the notes were issued. The amendments set forth in the supplemental indenture will only become operative if the tender offer is consummated.

According to the Offer to Purchase, the consummation of the tender offer is conditioned on, among other things, completion of the NBC Acquisition as well as receipt of the requisite consents to adopt those amendments. The Offer to Purchase will expire at 5:00 p.m., New York City time, on April 8, 2002, unless extended or earlier terminated.

On March 20, 2002, the Company affirmed its intent to enter into an agreement to contract for certain audience measurement services in the U.S. The agreement will commit the Company to pay $2.7 million, $3.8 million, $4.0 million, $4.4 million, $4.7 million and $1.0 million in 2002, 2003, 2004, 2005, 2006 and 2007 and thereafter, respectively, for these services.